                                                 Registration No. 333-40745

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                        Pre-Effective Amendment No. 1

                           -------------------------
             LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F
                       (AMERICAN LEGACY ESTATE BUILDER)
         (Formerly: Lincoln National Flexible Premium Life Account F)
                          (Exact Name of Registrant)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           1300 South Clinton Street
                                 P.O. Box 1110
                             Fort Wayne, IN 46801
         (Complete address of depositor's principal executive offices)

                           -------------------------
                             Brian Burke, Counsel
                  The Lincoln National Life Insurance Company
                   1300 South Clinton Street, P.O. Box 1110
                             Fort Wayne, IN 46801
               (Name and complete address of agent for service)

                           -------------------------
                                   Copy to:

                            Gregor B. McCurdy, Esquire
                            Gary O. Cohen, Esquire
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                                   Suite 825
                             Washington, DC 20036

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Title and amount of securities being registered: Flexible premium variable life insurance policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

[_] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

AMERICAN LEGACY ESTATE BUILDER

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

issued by:
Lincoln National Life Insurance Co.
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, Ind. 46801

(800) 4 LINCOLN (800-454-6265)

The flexible premium variable life insurance policy (policy) offered by Lin-coln National Life Insurance Co. (Lincoln Life) and described in this prospec-tus is designed to provide life insurance protection. A policy generally may be issued only to persons age 80 or younger (ages 81-85 by exception only) and only for an initial premium of $10,000 or more. The owner may pay a single premium, or subject to certain restrictions, vary the frequency and amount of premium payments.

An owner may choose to allocate amounts to the General Account of Lincoln Life (General Account) or to the Lincoln Life Flexible Premium Variable Life Ac-count F (Separate Account). Amounts allocated to the Separate Account will be invested in the Class 2 shares of the American Variable Insurance Series, which has ten funds available:

 . Global Small Capitalization Fund
 . Global Growth Fund
 . Growth Fund
 . International Fund
 . Growth-Income Fund
 . Asset Allocation Fund
 . High-Yield Bond Fund
 . Bond Fund
 . U.S. Government/AAA-Rated Securities Fund
 . Cash Management Fund

The amount of the death benefit may, and the policy value will, reflect the investment experience of the chosen subaccounts of the Separate Account and interest credited to the policy by the General Account, as well as the timing and amount of premiums, and the charges assessed in connection with the poli-cy. As long as the policy remains in force, the death benefit will not be less than the current specified amount of the policy. The policy will remain in force so long as net cash surrender value is sufficient to pay the monthly de-ductions imposed in connection with the policy. The owner bears the entire in-vestment risk for all amounts allocated to the Separate Account; no minimum policy value or net cash surrender value is guaranteed.

The purchase and ownership of the policy involves various charges which are explained under the heading Charges and deductions on page 7.

It may not be advantageous to purchase a policy: (1) as a replacement for an-other type of life insurance; or,
(2) to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

The policy is or may be a Modified Endowment Contract. A life insurance policy becomes a Modified Endowment Contract if the premiums paid for the policy ex-ceed certain limits referred to as the 7-pay limitation. Because the initial premium exceeds the 7-pay limitation, the policy will be a Modified Endowment Contract unless it is purchased with cash values transferred from a pre-exist-ing life insurance policy which is not a Modified Endowment Contract and the transfer meets the requirements for a tax-free exchange. The taxation of loans or withdrawals from, or surrenders of, a Modified Endowment Contract is gener-ally less favorable than applies to such distributions from a life insurance policy that is not a Modified Endowment Contract. In particular, loans, with-drawals, or surrenders made from a Modified Endowment Contract are normally reportable income to the extent of any gain in the policy and such income will also be subject to an additional 10% income tax if income is received before the owner attains age 59 1/2.

This prospectus is valid only if accompanied or preceded by a current prospec-tus for American Variable Insurance Series.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR BY ANY STATE REGULATORY AGENCY, NOR HAS THE COMMIS-SION, OR ANY STATE REGULATORY AGENCY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus carefully and retain it for future reference.

The date of this prospectus is April 30, 1998.

TABLE OF CONTENTS

                                                   Page
-------------------------------------------------------
SUMMARY OF THE POLICY                                1
-------------------------------------------------------
LINCOLN LIFE AND THE SEPARATE ACCOUNT
Lincoln Life                                         3
The General Account                                  3
The Separate Account                                 3
American Variable Insurance Series                   4
The investment advisor                               4
Addition, deletion or substitution of investments    4
-------------------------------------------------------
THE POLICY
Requirements for issuance of a policy                5
Units and unit values                                5
Premium payment and allocation of premiums           5
Dollar cost averaging program                        6
Effective date                                       7
Right to examine policy                              7
Policy termination                                   7
-------------------------------------------------------
CHARGES AND DEDUCTIONS
Surrender charges                                    7
Cost of insurance charges                            7
Policy value charge                                  8
Other policy charges                                 8
Charges against the Separate Account                 8
Reduction of charges                                 9
-------------------------------------------------------
POLICY BENEFITS
Death benefit                                        9
Policy changes                                      10
Policy value                                        10
Transfer between subaccounts                        10
Transfer to and from General Account                11
Withdrawals                                         11
Loans                                               11
Policy lapse and reinstatement                      12
No Lapse Benefit                                    12
Surrender of the policy                             12
Proceeds and payment options                        12
-------------------------------------------------------

-------------------------------------------------
GENERAL PROVISIONS
The contract                                   13
Suicide                                        13
Representations and contestability             13
Incorrect age or sex                           13
Change of owner or beneficiary                 13
Assignment                                     13
Reports and records                            14
Projection of benefits and values              14
Postponement of payments                       14
Accelerated Benefit Election Rider             14
-------------------------------------------------
DISTRIBUTION OF THE POLICY                     14
-------------------------------------------------
FEDERAL TAX MATTERS
Tax status of the policy                       15
Tax treatment of policy benefits               16
Taxation of the Separate Account               17
-------------------------------------------------
VOTING RIGHTS                                  17
-------------------------------------------------
STATE REGULATION OF LINCOLN LIFE
AND THE SEPARATE ACCOUNT                       18
-------------------------------------------------
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS   18
-------------------------------------------------
PREPARING FOR YEAR 2000                        18
-------------------------------------------------
LEGAL PROCEEDINGS                              18
-------------------------------------------------
EXPERTS                                        19
-------------------------------------------------
ADDITIONAL INFORMATION                         19
-------------------------------------------------
APPENDIX A: Executive Officers & Directors
           of Lincoln National Life
           Insurance Co.                       20
-------------------------------------------------
APPENDIX B: Illustrations of policy values     22
-------------------------------------------------
APPENDIX C: Definitions for Separate
           Account F                           35
-------------------------------------------------
FINANCIAL STATEMENTS

SUMMARY OF THE POLICY

The following summary is intended to give you a brief explanation of the most important features of your policy. The summary is not comprehensive and is en-tirely qualified by more specific information contained elsewhere in this pro-spectus. Throughout this prospectus, in order to make the following documents more understandable, we have italicized the special terms.

WHAT TYPE OF POLICY AM I PURCHASING?
Your policy is a flexible premium variable life insurance policy whose primary purpose is to provide life insurance protection on the insured. As long as your policy remains in force, the policy will provide for: (1) the payment of a death benefit to a beneficiary upon the insured's death; and (2) policy loan privileges, withdrawal privileges and surrender privileges.

HOW DOES THE LIFE INSURANCE
PROTECTION WORK?
The policy provides for the payment of benefits upon the death of the insured. So long as your policy remains in force, the minimum death benefit proceeds payable will be the current specified amount, reduced by any outstanding loan and any due and unpaid charges. Under certain conditions, for issue ages under age 76, a no lapse benefit guarantees that the policy will stay in force for the first 10 policy years, even if poor net investment results and policy charges might otherwise cause the policy to lapse.

HOW ARE THE PREMIUMS FLEXIBLE?
The owner will normally choose to pay an initial single premium approximately equal to 100% of the federal maximum premium limitation (as defined in Section 7702 of the Internal Revenue Code of 1986, as amended). However, any owner who at any time has not yet paid the current federal maximum premium limitation may, subject to certain restrictions, make premium payments at any time and in any amount and at any frequency.

WHAT MAKES MY POLICY VARIABLE?
Your policy is described as variable because the death benefit and the policy value can vary with the investment performance of amounts you have allocated to the subaccounts you have selected. While you bear the entire investment risk on such amounts, you also enjoy the opportunity to obtain market rates of return on those amounts.

WHAT FUNDS ARE AVAILABLE TO SELECT?

You have the option to allocate amounts to one or more subaccounts of the Sep-arate Account. Currently the owner may select from the Class 2 shares of the American Variable Insurance Series, which consists of ten funds:

The Global Small Capitalization Fund seeks long-term growth of capital by in-vesting primarily in equity securities of companies domiciled around the world with relatively small market capitalizations (share price times the number of equity securities outstanding). The fund may also invest in securities con-vertible into common stocks, straight debt securities, government securities or non-convertible preferred stocks. [PLEASE NOTE: AS OF THE DATE OF THIS PRO-SPECTUS, THE GLOBAL SMALL CAPITALIZATION FUND IS NOT YET AVAILABLE IN ALL STATES. PLEASE CONTACT YOUR INVESTMENT DEALER FOR MORE INFORMATION ABOUT THE GLOBAL SMALL CAPITALIZATION FUND'S AVAILABILITY.]

The Global Growth Fund seeks long-term growth of capital by investing primar-ily in common stocks or securities with common stock characteristics of is-suers domiciled around the world.

The Growth Fund seeks growth of capital by investing primarily in common stocks or securities with common stock characteristics, such as convertible preferred stock, which demonstrate the potential for appreciation.

The International Fund seeks long term growth of capital by investing primar-ily in securities of issuers domiciled outside the United States.

The Growth-Income Fund seeks high growth of capital and income by investing primarily in common stocks or securities which demonstrate the potential for appreciation and/or dividends.

The Asset Allocation Fund seeks high total return (including income and capi-tal gains) consistent with preservation of capital over the long term through a diversified portfolio that can include common stocks and other equity-type securities, bonds and other intermediate and long-term fixed-income securities and money market instruments in any combination.

The High-Yield Bond Fund seeks high current income and secondarily seeks capi-tal appreciation by investing primarily in intermediate and long term corpo-rate obligations, with emphasis on higher yielding, higher risk, lower rated or unrated securities. IN ADDITION TO OTHER RISKS, HIGH-YIELD, HIGH-RISK BONDS (ALSO KNOWN AS "JUNK BONDS") ARE SUBJECT TO GREATER FLUCTUATIONS IN VALUE AND RISK OF LOSS OF INCOME AND PRINCIPAL DUE TO DEFAULT BY THE ISSUER THAN ARE IN-VESTMENTS IN LOWER YIELDING, HIGHER RATED BONDS. FOR FURTHER INFORMATION ON THE RISKS ASSOCIATED WITH SUCH SECURITIES, PLEASE REFER TO THE PROSPECTUS FOR THE AMERICAN VARIABLE INSURANCE SERIES, WHICH MUST ACCOMPANY OR PRECEDE THIS PROSPECTUS AND WHICH SHOULD BE READ CAREFULLY.

The Bond Fund seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad variety of fixed income securities.

The U.S. Government/AAA-Rated Securities Fund seeks a high level of current in-come consistent with prudent investment risk and preservation of capital by in-vesting primarily in a combination of securities guaranteed by the United States Government and other debt securities rated AAA or Aaa.

The Cash Management Fund seeks high current yield while preserving capital by investing in a diversified selection of money market instruments.

HOW ARE PREMIUMS PROCESSED?
You determine in the application what portions of net premiums are to be allo-cated to the General Account or the various subaccounts of the Separate Ac-count. Prior to the record date, net premiums are automatically allocated to the General Account. After the record date, the policy value and all subsequent net premiums will automatically be invested in the General Account and the subaccounts of the Separate Account in accord with your instructions in the ap-plication. You may change future allocations of net premiums at any time with-out charge by notifying us in writing. Subject to certain restrictions, you may transfer amounts among the General Account and the subaccounts of the Separate Account.

WHEN DOES MY POLICY TERMINATE?
Your policy may terminate due to any one of the following: voluntary return or surrender of the policy, lapse due to insufficient net cash surrender value, or payment of the death benefit. During the free look period, you may return the policy for a refund of all premiums paid. Anytime after the free look period, you may surrender the policy and receive its net cash surrender value.

DO I HAVE ACCESS TO THE POLICY VALUES?
You may access the net cash surrender value through loans or withdrawals. You may borrow up to 100% of the net cash surrender value at any time. In addition, subject to some restrictions and charges, you may withdraw portions of the net cash surrender value. Loans reduce the death benefit proceeds by the amount of the loan. Withdrawals reduce the specified amount by an amount proportionate to the amount of policy value withdrawn. For example, if 10% of the policy value is withdrawn, the specified amount will be reduced by 10% of the specified amount. Both loans and withdrawals reduce future policy values and may have federal income tax consequences.

WHAT CHARGES AND DEDUCTIONS ARE MADE FROM MY POLICY?

SURRENDER CHARGE. During the first 12 years of the policy, a surrender charge will be deducted from your policy value upon lapse or voluntary surrender. The surrender charge during the first two policy years is calculated as 6.5% of premiums paid. The surrender charge will not exceed $43 per $1000 of specified amount. The surrender charge in a given policy year will equal the amounts shown below.

                                                           Percent of premiums
During policy year                                         paid
------------------------------------------------------------------------------
 1                                                         6.5%
 2                                                         6.5%
 3                                                         6.0%
 4                                                         6.0%
 5                                                         5.5%
 6                                                         5.5%
 7                                                         5.0%
 8                                                         5.0%
 9                                                         4.5%
10                                                         4.5%
11                                                         4.0%
12                                                         2.0%

COST OF INSURANCE CHARGE. The policy value will be reduced on each monthly an-niversary day by the cost of insurance charge. See page 7 for more detailed in-formation. The cost of insurance charge ceases when the insured attains age 100.

POLICY VALUE CHARGE. The policy value will be reduced on each monthly anniver-sary day by the policy value charge. The policy value charge for the first 10 policy years is .10% of the policy value each month (1.20% annually), and thereafter is .0166666% of the policy value each month (.20% annually). The policy value charge ceases when the insured attains age 100. The policy value charge recovers our expenses incurred in the sale and issue of the policies (such as premium tax and other taxes, commissions, and underwriting and issue expenses), and some ongoing maintenance expenses.

OTHER POLICY CHARGES. A monthly administrative charge of $5.00 is deducted from the policy value on any monthly anniversary day when the policy value is less than $50,000. Currently, no charge is made for transfers of amounts among the General Account and the subaccounts, although a maximum of $10 per transfer may be charged. A withdrawal charge of $20 is deducted from the amount of any with-drawal of policy value.

CHARGES AGAINST THE SEPARATE ACCOUNT. A daily mortality and expense risk charge currently equal to .0016438% (equivalent to an annual rate of .60%) of the daily net assets of the Separate Account is imposed. This charge is guaranteed not to exceed .00246575% (equivalent to an annual rate of .90%).

No charges are currently made from the Separate Account for federal or state income taxes. Should Lincoln Life determine that such taxes may be imposed, the company reserves the right to make deductions from the policy to pay those tax-es.

In addition, because the Separate Account purchases shares of the funds in-volved, the value of the net assets of these subaccounts of the Separate Ac-count will reflect the fees of the Investment Advisor and other miscellaneous expenses incurred by those funds. It is estimated that, in the aggregate, such fees and expenses for the funds, expressed as an annual percentage of each fund's net assets, will range from .41% to .75%. In addition to these fees and expenses, and pur-suant to a 12b-1 plan, the Class 2 shares of each fund also bear expenses equal to .25% annually of each fund's net assets. See page 8 for more detailed information.

HOW IS MY POLICY AND ITS BENEFITS TAXED?
The taxation of life insurance death benefits and distributions is complex and is discussed in detail under "Federal tax matters" on pages 14-16. You should note in particular that the taxation of loans, withdrawals and surrenders of a life insurance policy that becomes a Modified Endowment Contract is generally less favorable than applies to such distributions from a life insurance policy that is not a Modified Endowment Contract. Your policy will be a Modified En-dowment Contract if the premiums you pay exceed certain limits referred to as the 7-pay limitation (see pages 15-16). Because the initial premium always ex-ceeds the 7-pay limitation, your policy will be a Modified Endowment Contract unless you purchase the policy with cash values transferred from a pre-exist-ing life insurance policy which is not a Modified Endowment Contract and the transfer meets the requirements for a tax-free exchange. You should note, in particular, that loans, withdrawals, and surrenders made from a Modified En-dowment Contract are normally reportable income to the extent of any gain in the policy and such income will also be subject to an additional 10% income tax if income is received before you attain age 59 1/2. A qualified tax advi-sor should be able to help you determine the tax status of your policy.

LINCOLN LIFE AND THE SEPARATE ACCOUNT

LINCOLN LIFE
Lincoln National Life Insurance Co. is a stock life insurance company incorpo-rated under the laws of Indiana on June 12, 1905. Lincoln Life is principally engaged in offering individual life insurance policies and annuity contracts, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force. Lincoln Life is also one of the leading life reinsurers in the United States. Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Common-wealth of the Northern Mariana Islands.

Lincoln Life is wholly owned by Lincoln National Corp., a publicly held insur-ance holding company incorporated under Indiana law on January 5, 1968. The principal office of Lincoln Life is located at 1300 South Clinton Street, Fort Wayne, Ind. 46802. The Principal office of Lincoln National Corp. is located at 200 East Berry Street, Fort Wayne, Ind. 46802. Through its affiliated com-panies, Lincoln National Corp. provides wealth accumulation and protection products and services--including annuities, life insurance, 401(k) plans, life-health reinsurance, institutional management and mutual funds.

THE GENERAL ACCOUNT
The General Account refers to the General Account of Lincoln Life. The General Account consists of all assets owned by Lincoln Life other than those allo-cated to any of its separate accounts, including the Separate Account. The General Account supports Lincoln Life's insurance and annuity obligations. Be-cause of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940.

THE SEPARATE ACCOUNT

Lincoln Life Flexible Premium Variable Life Account F (Separate Account) was established by Lincoln Life as a separate account on May 29, 1987 to fund variable life insurance policies. Although the assets of the Separate Account are the property of Lincoln Life, the laws of Indiana under which the Separate Account was established provide that the assets in the Separate Account at-tributable to the policies are not chargeable with liabilities arising out of any other business which Lincoln Life may conduct. The assets of the Separate Account shall, however, be available to cover the liabilities of the General Account of Lincoln Life to the extent that the Separate Account's assets ex-ceed its liabilities arising under the policies supported by it. The assets of the Separate Account will be valued once daily at the close of regular trading (currently 4:00 p.m. New York time) on each day the New York Stock Exchange is open. The New York Stock Exchange is currently closed on the following holi-days: New Year's Day, Martin Luther King Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

The Separate Account has been registered as an investment company under the Investment Company Act of 1940 and meets the definition of "separate account" under federal securities laws. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment prac-tices or policies of the Separate Account or Lincoln Life by the Commission. As of the date of this prospectus, no policies have been sold, and the Sepa-rate Account has no assets or liabilities attributable to the policies. The Separate Account, however, also supports other variable life insurance poli-cies that are not described in this prospectus. Consequently, the assets in the Separate Account, as reflected in its financial statements included here-in, are attributable solely to such other policies.

The Separate Account is divided into ten subaccounts. Each subaccount invests exclusively in shares of one of the classes of one of the funds comprising the
American Variable Insurance Series: the Global Small Capitaliza     -
tion Fund, the Global Growth Fund, the Growth Fund, the International Fund, the Growth-Income Fund, the Asset Allocation Fund, the High-Yield Bond Fund, the Bond Fund, the U.S. Government/AAA-Rated Securities Fund, and the Cash Management Fund. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Sep-arate Account without regard to the income, gains or losses arising out of any other business Lincoln Life may conduct. The funds are also invested in by variable annuity contract holders. Should Lincoln Life become aware of any ma-terial irreconcilable conflict, either potential or existing, between its variable annuity and variable life insurance contractowners, Lincoln Life has agreed to notify the series' Board of Trustees and to remedy, at Lincoln Life's own expense, any such conflict.

There is no assurance that any fund of the American Variable Insurance Series will achieve its stated investment objective. For a complete description of the American Variable Insurance Series, please refer to the prospectus for the series which must accompany or precede this prospectus and which should be read carefully.

THE AMERICAN VARIABLE INSURANCE SERIES
The series was organized as a Massachusetts business trust in 1983 and is reg-istered as a diversified, open-end management investment company under the In-vestment Company Act of 1940. Diversified means not owning too great a per-centage of the securities of any one company. An open-end company is one which, in this case, permits Lincoln Life to sell its shares back to the se-ries when you make a withdrawal, surrender the policy, or transfer from one fund to another. Management investment company is a legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the Investment Company Act of 1940.

The series has nine separate portfolios of funds. Funds as sets are segregated and a shareholder's interest is limited to those funds in which the share-holder owns shares. The series has adopted a plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 to permit the series to establish a multi-ple class distribution system for all of its portfolios. The series' Board of Trustees may at any time establish additional funds or classes, which may or may not be available to the Separate Account.

Under the multi-class system adopted by the series, shares of each multi-class fund represent an equal pro rata interest in that fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, pow-ers, restrictions, limitations, qualifications and terms and conditions, ex-cept that: (1) each class has a different designation; (2) each class of shares bears its class expenses; (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement; and (4) each class has separate voting rights on any matter sub-mitted to shareholders in which the interests of one class differ from the interests of any other class. Expenses currently desig-nated as class expenses by the series' Board of Trustees under the plan pursu-ant to Rule 18f-3 include, for example, service fees paid under 12b-1 plan to cover servicing fees paid to dealers selling the policy as well as related ex-penses incurred by Lincoln Life.

Each fund has two classes of shares, designated as Class 1 shares and Class 2 shares. Class 1 and 2 differ primarily in that Class 2 (but not Class 1) shares are subject to a 12b-1 plan. Only Class 2 shares are available under the policy. Lincoln Life together with affiliates, expects to receive a por-tion of the 12b-1 fees attributable to its investment on behalf of the Sepa-rate Account in the funds. Such portion is anticipated to be approximately
 .25% of the value of the Separate Account's investment in the funds and con-stitutes reimbursement to Lincoln Life for certain expenses incurred in con-nection with certain administrative and distribution support services provided to the series. See the prospectus for the series for more information about the 12b-1 plan it has adopted for its Class 2 shares.

THE INVESTMENT ADVISOR

Capital Research and Management Company, an investment management organization founded in 1931, is the investment advisor to the series and other mutual funds, including those in The American Funds Group. Capital Research and Man-agement Co. is located at 333 South Hope Street, Los Angeles, Calif. 90071 and 135 South State College Boulevard, Brea, Calif. 92821. Capital Research and Management is registered with the Securities and Exchange Commission as an in-vestment adviser.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS
Lincoln Life does not control the investment advisor and therefore cannot guarantee that the American Variable Insurance Series or any particular funds will be available for investment by the subaccounts. Lincoln Life reserves the right, subject to compliance with applicable law, to make additions to, dele-tions from, or substitutions for the shares that are held by the Separate Ac-count or that the Separate Account may purchase. Lincoln Life reserves the right to eliminate the shares of any fund and to substitute shares of another open-end, registered investment company, if the shares are no longer available for investment, or if in the judgment of Lincoln Life further investment in any fund should become inappropriate in view of the purposes of the Separate Account. Lincoln Life will not substitute any shares attributable to an own-er's interest in a subaccount of the Separate Account without notice and prior to approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing con-tained herein shall prevent the Separate Account from purchasing other securi-ties for other classes of policies, or from permitting a conversion between classes of policies on the basis of requests made by policy owners.

Lincoln Life also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new fund or series of a fund or in shares of another investment company, with a specified investment objec-tive. New subaccounts may be established when, at the sole discretion of Lin-coln Life, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing policy owners on a basis to be determined by Lincoln Life. Lincoln Life may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment condi-tions warrant.

In the event of any such substitution or change, Lincoln Life may by appropri-ate endorsement make such changes in the policy as may be necessary or appro-priate to reflect such substitution or change. If deemed by Lincoln Life to be in the best interests of persons having voting rights under the Policies, the Separate Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other Lincoln Life separate accounts.

THE POLICY

REQUIREMENTS FOR ISSUANCE OF A POLICY

Individuals wishing to purchase a policy must send a completed application to Lincoln Life, 1300 South Clinton Street, Fort Wayne, Ind. 46802. The minimum acceptable premium is $10,000. A policy will generally be issued only to insureds 80 years of age or younger who supply satisfactory evidence of insur-ability sufficient to Lincoln Life. Acceptance is subject to Lincoln Life's un-derwriting rules and, except in California, Lincoln Life reserves the right to reject an application for any reason.

UNITS AND UNIT VALUES
The value of policy monies invested in each subaccount is accounted for through the use of units and unit values. A unit is an accounting unit of measure used to calculate the value of an investment in a specified subaccount. A unit value is the dollar value of a unit in a specified subaccount on a specified valua-tion date. Whenever an amount is invested in a subaccount (due to net premium payments, loan payments, or transfer of values into a subaccount), the amount purchases units in that subaccount; the number of units purchased is determined by dividing the dollar amount of the transaction by the unit value on the day the transaction is made. Similarly, whenever an amount is redeemed from a subaccount (due to loans and loan interest charges, surrenders and surrender charges, withdrawals and withdrawal charges, transfers of values out of a subaccount, income tax deductions (if any), policy value charges, monthly ad-ministrative charges, or cost of insurance charges), units are redeemed from that subaccount; the number of units redeemed is determined by dividing the dollar amount of the transaction by the unit value on the day the transaction is made.

The unit value is also used to measure the net investment results in a subaccount. The policy value on any valuation day is the sum of the amounts al-located to each subaccount plus the amounts allocated to the General Account plus any outstanding loan. The value of each subaccount on each valuation day is determined by multiplying the number of units held by a policy in each subaccount by the unit value for that subaccount as determined for that valua-tion day.

The unit value for a subaccount on a specified valuation date is determined by dividing the value of all assets owned by that subaccount, net of the subaccount's liabilities (including any accrued but unpaid daily mortality and expense risk charges), by the total number of units held by policies in that subaccount. Net investment results do not increase or decrease the number of units held by the subaccount.

PREMIUM PAYMENT AND
ALLOCATION OF PREMIUMS
Subject to certain limitations, an owner has flexibility in determining the frequency and amount of premiums. The initial premium is the only premium pay-ment required under the policy, although additional premiums may be necessary to keep the policy in force. Payment of the initial premium will not guarantee that the policy will remain in force. The amount of the initial premium is based on the insured's issue age and the specified amount of the policy and is normally approximately equal to 100% of the federal maximum premium limitation at issue, as described below. The initial premium may be as little as 80% of the federal maximum premium limitation at issue, but if the initial premium is less than 98% of the limitation, higher cost of insurance charges will result.

Any owner who has not chosen to pay the federal maximum premium limitation at issue may pay additional premiums up to the limitation at any time. However, Lincoln Life reserves the right to require evidence of insurability if the pay-ment of any premium will increase the death benefit by more than the amount of the premium paid. The failure to pay the maximum premium will not of itself cause the policy to lapse, nor will the payment of the maximum premium guaran-tee that the policy will remain in force. The policy will lapse any time out-standing loans exceed policy value less surrender charge, or policy value less outstanding loans and less surrender charge is insufficient to pay certain monthly deductions, and a grace period expires without a sufficient payment. (See Policy lapse and reinstatement, page 11.) Subject to the initial premium requirements and the maximum premium limitations established under section 7702 of the Internal Revenue Code 1986, as amended (the Code), an owner may make unscheduled premium payments at any time in any amount during the lifetime of the insured. Monies received that are not designated as premium payments will be assumed to be loan repayments if there is an outstanding loan on the poli-cy; otherwise, such monies will be assumed to be an unscheduled premium pay-ment.

PREMIUM LIMITATIONS. In no event can the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations es-tablished for life insurance policies to meet the definition of life insur-ance, as set forth under Section 7702 of the Code. Those limitations will vary by issue age, sex, classification, benefits provided, and even policy dura-tion. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Lincoln Life will only ac-cept that portion of the premium which will make total premiums equal that amount. Any part of the premium in excess of that amount will first be applied to reduce any outstanding loan on the policy, and any further excess will be refunded to the owner within 7 days of receipt and no further premiums will be accepted until allowed by subsequent maximum premium limitations.

The tax status of a policy and the tax treatment of distributions from a pol-icy are dependent in part on whether or not the policy becomes a Modified En-dowment Contract. A policy will become a Modified Endowment Contract if premi-ums paid into the policy exceed certain limits referred to as the 7-pay limi-tation. Because the initial premium exceeds the 7-pay limitation, the policy will be a Modified Endowment Contract unless it has been purchased with cash values transferred from a pre-existing life insurance policy which is not a Modified Endowment Contract and the transfer meets the requirements for a tax-free exchange. The taxation of life insurance death benefits and distributions is complex and is discussed in detail under "Federal tax matters" on pages 14-
16. Of particular note is the fact that the taxation of loans, withdrawals, and surrenders of a life insurance policy that becomes a Modified Endowment Contract is generally less favorable than applies to such distributions from a life insurance policy that is not a Modified Endowment Contract.

Lincoln Life reserves the right to require evidence of insurability if the payment of any premium will increase the death benefit by more than the amount of the premium paid.

NET PREMIUMS. The net premium equals the premium paid.

ALLOCATION OF NET PREMIUMS. In the application for a policy, the owner can al-locate net premiums or portions thereof to the General Account and the subaccounts of the Separate Account. Notwithstanding the allocation in the ap-plication, all net premiums received prior to the record date will initially be allocated to the General Account. Net premiums received prior to the record date will be credited to the policy on the later of the policy date or the date the premium is received. The record date is the date the policy is re-corded on the books of Lincoln Life as an in-force policy, and may coincide with the policy date. Net premiums will continue to be allocated to the Gen-eral Account until the record date. When the assets of the Separate Account are next valued following the record date, the value of the policy's assets in the General Account will automatically be transferred to the General Account and the subaccounts of the Separate Account in accord with the owner's per-centage allocation in the application. No charge will be imposed for this ini-tial transfer. Net premiums paid after the record date will be credited to the policy on the date they are received and will be allocated in accord with the owner's instructions in the application. The minimum percentage of each pre-mium that may be allocated to the General Account or to any subaccount of the Separate Account is 10%; percentages must be in whole numbers. The allocation of future net premiums may be changed without charge at any time by providing written notification on a form suitable to Lincoln Life, unless the owner has made previous arrangements with Lincoln Life to allow the allocation of future net premiums to be changed upon telephone request.

The value of the amount allocated to subaccounts of the Separate Account will vary with the investment experience of these subaccounts and the owner bears the entire investment risk. The value of the amount allocated to the General Account will earn a current interest rate guaranteed to be at least equal to the General Account guaranteed interest rate shown on the Policy Schedule. Owners should periodically review their allocations of premiums and values in light of market conditions, interest rates, and overall estate planning re-quirements.

DOLLAR COST AVERAGING PROGRAM
The owner may wish to make uniform monthly transfers from the General Account to one or more of the subaccounts over a 12, 24 or 36-month period through the Dollar Cost Averaging (DCA) program. Under the program, the owner designates the total amount of policy value ($5000 minimum) to be transferred from the General Account to the chosen subaccounts in accord with the most recent pre-mium allocation. The transfers continue until the end of the DCA period or un-til the policy value allocated to the General Account has been exhausted, whichever occurs sooner. DCA may also be terminated upon written request by the owner.

The theory of DCA is that transfers of uniform dollar amounts purchase a greater number of subaccount units when unit values are relatively low than are purchased when unit values are higher. This has the effect, when purchases are made at fluctuating prices, of reducing the aggregate average cost per unit to less than the average of the unit values on the same purchase dates. However, participation in the DCA program does not assure the owner of a greater return on purchases under the program, nor will it prevent or necessarily alleviate losses in a declin-ing market.

There are no charges associated with the DCA program. In order to participate in (or terminate participation in) the DCA program, the owner must complete a written request on a form suitable to Lincoln Life.

EFFECTIVE DATE
For all coverage provided in the original application, the effective date will be the policy date, provided the policy has been delivered and the initial premium has been paid prior to death and prior to any change in health or any other factor affecting insurability of the insured as shown in the applica-tion. The policy date is ordinarily the earlier of the date the full initial premium is received or the date on which the policy is approved for issue by Lincoln Life.

For any insurance that has been reinstated, the effective date will be the first monthly anniversary day on or next following the day the application for reinstatement is approved.

RIGHT TO EXAMINE POLICY
The owner may, until a specified period of time has expired, examine the pol-icy and return it for refund of all premiums paid. The applicable period of time will depend on the state in which the policy is issued, but will not ex-pire sooner than the latest of ten days after receipt of the policy, 45 days after Part 1 of the application is completed, or ten days after the Notice of Withdrawal Right is mailed or delivered to the owner. Upon cancellation the policy will be void from the beginning. An owner wanting a refund should re-turn the policy to either Lincoln Life at its Home Office or to the registered agent who sold it.

POLICY TERMINATION
All coverage under the policy will terminate when any one of the following oc-curs: 1) the grace period ends without payment of required premium, 2) the policy is surrendered, or 3) the insured dies. Under certain defined condi-tions, Lincoln Life will continue to keep the policy in force despite insuffi-cient net cash surrender value (See No lapse benefit, page 12).

CHARGES AND DEDUCTIONS

The nature and amount of these charges are described in the following para-graphs. Lincoln Life may make a profit on any of these charges, and may use the profit from a charge for any purpose, including covering shortfalls from other charges.

Charges will be deducted in connection with the policy to compensate Lincoln Life for:

1.  providing the insurance benefit set forth in the policy;

2.  administering the policy;

3.  assuming certain risks in connection with the policy;

4.  incurring expenses in distributing the policy.

The nature and amount of these charges are described in the following.

SURRENDER CHARGES
Surrender charges are deducted upon surrender of the policy during the first 12 policy years. The following table shows the surrender charge as a percent of premiums paid. The surrender charge will not exceed $43 per $1,000 of spec-ified amount.

                                                                 Percent of
During policy year                                               premiums paid
------------------------------------------------------------------------------
 1                                                               6.5%
 2                                                               6.5%
 3                                                               6.0%
 4                                                               6.0%
 5                                                               5.5%
 6                                                               5.5%
 7                                                               5.0%
 8                                                               5.0%
 9                                                               4.5%
10                                                               4.5%
11                                                               4.0%
12                                                               2.0%

COST OF INSURANCE CHARGES
On the policy date and on each monthly anniversary day following, cost of in-surance charges will be deducted from the policy value. Ordinarily, the cost of insurance charges are deducted in proportion to the values in the subaccounts. The cost of insurance charges may be made by some other method if requested by the owner, and if such method is acceptable to Lincoln Life.

The current cost of insurance charges depend currently upon these variables: the amount of the initial premium as a percentage of the federal maximum pre-mium limitation, the classification of the insured, the amount of policy val-ue, and the maximum cost of insurance deduction allowed under state insurance laws. The current cost of insurance deduction each month is calculated by mul-tiplying the policy value by the appropriate percentage rate described below. The current cost of insurance deduction may never exceed the maximum cost of insurance deduction allowed under state insurance laws. The cost of insurance charge ceases when the insured reaches age 100.

If the initial premium is at least 98% of the federal maximum premium limita-tion at issue, the current monthly percentage rate used to calculate the cost of insurance deduction is .05% for select non-tobacco users and .10% for se-lect tobacco users. If the initial premium is less than 98% of the maximum limitation, higher per-centage rates will be used. If the insured's classification is other than se-lect non-tobacco user or select tobacco user, higher percentages will also be used. The current cost of insurance deduction may never exceed the maximum cost of insurance deduction allowed under state insurance laws, as calculated ac-cording to the Cost of Insurance provision of the policy.

The current monthly cost of insurance rates may be changed by Lincoln Life from time to time. A change in the current cost of insurance rates will apply to all persons of the same attained age, sex and rate class and whose policies have been in effect for the same length of time. The cost of insurance rates will not exceed those described in the table of guaranteed maximum insurance rates shown in the policy. These rates are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday, for attained ages under sixteen; on the 1980 Commissioner's Standard Ordinary Nonsmoker Mortality Table, Age Last Birthday, or the 1980 Commissioner's Standard Ordinary Smoker Mortality Table, Age Last Birthday, for attained ages sixteen and over, depending on the tobacco usage of the insured. Select rate classes have guaranteed rates which do not exceed 100% of the applicable table. In states requiring unisex rates, in federally qualified pension plan sales, in employer sponsored situations, and in any other situation where unisex rates are required by law, the cost of insurance rates (whether current or guaranteed) are not based on sex.

The rate class of an insured will affect the cost of insurance rate. Lincoln Life currently places insureds into a select rate class or rate classes involv-ing a higher mortality risk. In an otherwise identical policy, insureds in the select rate class will have a lower cost of insurance than those in rate clas-ses with higher mortality risk.

POLICY VALUE CHARGE
On the policy date and on each monthly anniversary day following, a policy charge will be deducted from the policy value. Ordinarily, the policy value charge is deducted in proportion to the values in the subaccounts. The policy value charge may be deducted by some other method if requested by the owner, and if such method is acceptable to Lincoln Life.

The policy value will be reduced on each monthly anniversary day by the policy value charge. The policy value charge for the first 10 policy years is .10% of the policy value each month (1.20% annually), and thereafter is 0.166666% of the policy value each month (.20% annually). The policy value charge ceases when the insured attains age 100. The policy value charge recovers our expenses incurred in the sale and issue of the policies (such as premium tax and other taxes, commissions, and underwriting and issue expenses), and some ongoing maintenance expenses.

OTHER POLICY CHARGES
A monthly administrative charge of $5.00 is deducted from the policy value on any monthly anniversary day when the policy value is less than $50,000. Cur-rently, no charge is made for transfers of amounts among the General Account and the subaccounts, although a maximum of $10 per transfer may be charged in the future. A withdrawal charge of $20 is deducted from the amount of any with-drawal of policy value other than full surrender of the policy. The monthly ad-ministrative charge, the transfer charge, and the withdrawal charge cease when the insured reaches age 100.

Lincoln Life also reserves the right to deduct from the policy value any amounts charged for federal or other Governmental income taxes that might re-sult from a change in the current tax laws. Current tax laws do not charge in-come taxes on the policy value.

CHARGES AGAINST THE SEPARATE ACCOUNT
Several charges are made directly or indirectly against the Separate Account and have the effect of reducing net investment results credited to the subaccounts.

FUND CHARGES AND EXPENSES. The investment advisor for each of the funds deducts a daily charge as a percent of the net assets in each fund as an asset manage-ment charge. Each of the funds also deducts a 12b-1 fee for Class 2 shares. These charges have the effect of reducing the investment results credited to the subaccounts.

Because the Separate Account purchases shares of the funds involved, the value of the net assets of the subaccounts of the Separate Account will reflect not only the charges and fees of the Investment Advisor, but also other miscellane-ous expenses incurred by those funds. The asset management charges, 12b-1 fees, miscellaneous expenses and total expenses for each of the funds are currently estimated, on the basis of their most recent fiscal year experience where ap-plicable, to be as follows:

                           Asset                  12b-1           Misc.
Fund                       Mgt. Charge*           Fees*           Expenses*           Total*
--------------------------------------------------------------------------------------------
Global Small
 Capitalization**              .80%               .25%              .06%              1.11%
Global Growth***               .71%               .25%              .05%              1.01%
Growth                         .41%               .25%              .01%               .67%
International                  .58%               .25%              .09%               .92%
Growth-Income                  .36%               .25%              .01%               .62%
Asset Allocation               .45%               .25%              .02%               .72%
High-Yield Bond                .50%               .25%              .02%               .77%
Bond                           .53%               .25%              .02%               .80%
U.S. Gov't/AAA-Rated           .51%               .25%              .02%               .78%
Cash Management                .45%               .25%              .02%               .72%

 *Expressed as an annual percentage of each fund's average daily net assets.

 **New fund, with no prior fiscal year experience.

***Annualized figures based on operations for the period April 30, 1997 to No-vember 30, 1997.

See the funds' prospectus for more complete information about the expenses of the funds.

MORTALITY AND EXPENSE RISK CHARGE. A daily mortality and expense risk charge currently equal to .0016438% (equivalent to an annual rate of .60%) of the daily net assets of the Separate Account is imposed. This charge is guaranteed not to exceed .00246575% (equivalent to an annual rate of .90%).

The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits will be payable. The expense risk assumed is that expenses incurred in issuing and ad-ministering the policies will be greater than estimated.

REDUCTION OF CHARGES

The surrender charge, the policy value charge, and the monthly administrative charge set forth in this prospectus may be reduced because of special circum-stances that result in lower sales or administrative expenses. In particular, these charges will be reduced on policies issued to employees and registered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees or bona-fide full-time employees of Lincoln National Corp. or The Capital Group Company, Inc. or their affili-ated or managed companies (based on the owner's status at the time the policy was purchased). The amounts of any reductions will reflect the reduced sales and administrative expenses resulting from the special circumstances. Reduc-tions will not be unfairly discriminatory against any person, including the af-fected policy owners and owners of all other policies funded by the Separate Account.

POLICY BENEFITS

DEATH BENEFIT
The initial death benefit is equal to the specified amount chosen by the owner. Lincoln Life may also impose certain limitations on the maximum specified amount allowable.

As long as the policy remains in force (see Policy lapse and reinstatement, page 11), Lincoln Life will, upon proof of the insured's death, pay the death benefit proceeds of the policy to the named beneficiaries. The proceeds may be paid in cash or under one or more of the payment options set forth in the poli-cy. (See Proceeds and payment options, page 12.) The death benefit proceeds payable will be increased by any unearned cost of insurance charge, and will be reduced by any outstanding loan and any due and unpaid charges. (See Policy lapse and reinstatement, page 11.)

The death benefit is the greater of the specified amount of the policy or a specified percentage of the policy value on or prior to the date of death. The specified percentage at any time is based on the attained age of the insured as of the beginning of the policy year.

* The specified percentages are shown in the table below:

Attained     Specified        Attained       Specified        Attained       Specified
age          percentage       age            percentage       age            percentage
---------------------------------------------------------------------------------------
40 OR
YOUNGER         250%          59                134%           91               104%
41              243           60                130            92               103
42              236           61                128            93               102
43              229           62                126            94               101
44              222           63                124            95 OR            100
45              215           64                122            OLDER
46              209           65                120
47              203           66                119
48              197           67                118
49              191           68                117
50              185           69                116
51              178           70                115
52              171           71                113
53              164           72                111
54              157           73                109
55              150           74                107
56              146           75                105
57              142           THROUGH
58              138           90

EXAMPLES. For this example, assume that the insured is under the age of 40 and that there is no outstanding policy loan. A policy with a specified amount of $250,000 will generally pay $250,000 in life insurance death benefits. However, because the life insurance death benefit cannot be less than 250% (the applica-ble specified percentage) of policy value, any time the policy value of this policy exceeds $100,000, the life insurance death benefit will exceed the $250,000 specified amount. If the policy value equals or exceeds $100,000, each additional dollar added to the policy value will increase the life insurance death benefit by $2.50. Thus, for a policy with a specified amount of $250,000 and a policy value of $200,000, the beneficiary will be entitled to a life in-surance death benefit of $500,000 (250% x $200,000); a policy value of $300,000 will yield a life insurance death benefit of $750,000 (250% x $300,000); a pol-icy value of $500,000 will yield a life insurance death benefit of $1,250,000 (250% x $500,000). Similarly, so long as policy value exceeds $100,000, each dollar withdrawn from the policy value will reduce the life insurance death benefit by $2.50. If at any time the policy value multiplied by the specified percentage is less than the specified amount, the life insurance death benefit will equal the specified amount of the policy.

The above example describes a scenario which includes favorable investment per-formance. In addition, the applicable percentage of 250% that is used is for ages 40 or younger. Because the applicable percentage decreases as the attained age increases, the impact of the applicable percentage on the death benefit payment levels will be lessened as the attained age progresses beyond age 40.

POLICY CHANGES
The specified amount may not be voluntarily increased or decreased. However, withdrawals reduce the specified amount by an amount proportionate to the amount of policy value withdrawn. For example, if 10% of the policy value is withdrawn, the specified amount will be reduced by 10% of the specified amount.

POLICY VALUE
The policy provides for the accumulation of policy value. The policy value will vary with the investment performance of the General Account and of the Separate Account, as well as other factors. In particular, policy value also depends on any premiums received, any policy loans, and withdrawals, and any charges and deductions assessed the policy. The policy has no guaranteed mini-mum policy value or net cash surrender value.

On the policy date, the policy value will be the initial premium, minus the sum of the following: the cost of insurance for the first month, the monthly administrative charge (if any), and the policy value charge for the first month.

On each monthly anniversary day, the policy value is equal to the sum of the following:

 a. The policy value on the preceding day;

 b. Any increase due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 c. Interest at not less than the rate shown on the policy schedule on amounts allocated to the General Account;

 d. Interest at not less than the rate shown on the policy schedule on any outstanding loan amount; and

 e. Any premiums received since the preceding day.

Minus the sum of the following:

 f. Any decrease due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 g. Any withdrawals;

 h. Any amount charged against the investment amount for federal or other gov-ernmental income taxes;

 i. The cost of insurance for the following month;

 j. The monthly administrative charge, if any, for the following month;

 k. The policy value charge for the following month; and

 l. Any charges for extra benefits.

On any day other than a monthly anniversary day, the policy value is equal to the sum of the following:

 a. The policy value on the preceding day;

 b. Any increase due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 c. Interest at not less than the rate shown on the policy schedule on amounts allocated to the General Account;

 d. Interest at not less than the rate shown on the policy schedule on any outstanding loan amount; and

 e. Any net premiums received since the preceding day.

Minus the sum of the following:

 f. Any decrease due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 g. Any withdrawals; and

 h. Any amount charged against the investment amount for federal or other gov-ernmental income taxes.

The charges and deductions described above are further discussed in Charges and deductions, page 7.

NET INVESTMENT RESULTS. The net investment results are the changes in the unit values of the subaccounts from the previous valuation day to the current day. The net investment results are equal to the per unit change in the market value of each fund's assets, reduced by the per unit share of the asset man-agement charge, the 12b-1 fee, any miscellaneous expenses incurred by the fund, and the mortality and expense risk charge for the period, and increased by the per unit share of any dividends credited by the fund to the subaccount during the period.

The value of the assets in the funds will be taken at their fair market value in accordance with accepted accounting practices and applicable laws and regu-lations.

The charges listed above are explained further in Charges against the separate account, page 8.

TRANSFER BETWEEN SUBACCOUNTS
Any time after the record date, the owner may request to transfer an amount from one subaccount to another. The request to transfer funds must be in writ-ing on a form suitable to Lincoln Life. Transfers may be made by telephone re-quest only if the owner has previously authorized telephone transfer in writ-ing on a form suitable to Lincoln Life. Lincoln Life will follow reasonable procedures to determine that the telephone requester is authorized to request such transfer, including requiring certain identifying information contained in the written authorization. If such procedures are followed, Lincoln Life will not be liable for any loss arising from any telephone transfer. Transfers will take effect on the date that the request in writing or by telephone is received at the Home Office of Lincoln Life. The minimum amount which may be transferred between subaccounts is $100. The maximum number of transfers allowed in a policy year is twelve. A transfer charge of $10 is made for each transfer and may be deducted from the amount transferred; however, the transfer charge is currently being waived for all transfers.

TRANSFER TO AND FROM THE GENERAL ACCOUNT
Any time after the record date, the owner may also request to transfer amounts from the Separate Account to the General Account. However, transfers from the General Account to the Separate Account are subject to some restrictions. A maximum of 20% of the policy value allocated to the General Account may be transferred to the Separate Account in any period of 12 consecutive months. However, as a current practice, the 20% maximum transfer limitation does not apply for the first six policy months. There is no minimum transfer amount; however, if the amount allocated to theGeneral Account is $500 or less, the owner may transfer the entire allocated amount out of the General Account. A transfer charge of $10 is made for each transfer and may be deducted from the amount transferred; however, the transfer charge is currently being waived for all transfers.

WITHDRAWALS
Anytime during the lifetime of the insured, a cash withdrawal may be made from the policy value. The amount and timing of the withdrawal is subject to cer-tain limitations. The minimum withdrawal is $1000 and only one withdrawal may be made during a policy year. During the first 10 policy years, the maximum withdrawal is 10% of the net cash surrender value at the time of the withdraw-al. The owner should be aware that withdrawals may result in tax liability. Withdrawals other than full surrender of the policy incur a $20 withdrawal charge.

Withdrawals reduce the specified amount by an amount proportionate to the amount of policy value withdrawn. For example, if 10% of the policy value is withdrawn, the specified amount will be reduced by 10% of the specified amount. Ordinarily, the amount of any withdrawal will be deducted from the General Account and subaccounts in proportion to the values of each.

LOANS
At any time while the policy is in force the owner may make written request for a loan against the policy. A written loan agreement will be executed be-tween the owner and Lincoln Life. The policy will be the sole security for the loan, and the policy must be assigned to Lincoln Life as part of the loan agreement. Ordinarily, the loan will be processed within seven days from the date the request for a loan is received at the Home Office of Lincoln Life. Payments may be postponed under certain circumstances. (See Postponement of payments, page 13.)

A loan taken from, or secured by, a policy may have federal income tax conse-quences. In particular, adverse tax consequences may occur if the policy lapses with outstanding loans. (See Federal tax matters, pages 14-16.)

LOAN AMOUNT. The amount of all outstanding loans with interest may not exceed the policy value less surrender charge as of the date of the policy loan. If at any time the total of policy loans plus loan interest equals or exceeds the policy value less surrender charge, notice will be sent to the last known ad-dress of the owner, and any assignee of record, and the policy will enter into the grace period. If sufficient payment is not received within 61 days after notice is mailed, the policy will lapse and terminate without value. (See Pol-icy lapse and reinstatement, page 11.) In addition, the presence of any out-standing policy loan negates the no lapse benefit (if present) until the loan is repaid.

LOAN INTEREST. Interest on any loan will be payable annually in arrears at an annual rate of 6.0%. Any interest not paid when due will be added to the loan amount and will bear interest at the same policy loan rate.

DEDUCTION OF LOAN AND LOAN INTEREST. The amount of any loan will be deducted from the General Account and the subaccounts at the time the loan is taken. The amount of any unpaid loan interest will be added to the loan and deducted from the General Account and the subaccounts at the end of the policy year in which the loan interest was earned. Ordinarily, the amount of any loan or un-paid loan interest will be deducted from the General Account and the subaccounts in proportion to the values of each. The deduction may be made by some other method if the owner requests it, and if such method is acceptable to Lincoln Life.

The amount of any loan (including any unpaid loan interest added to the loan) will earn interest at the then currently declared annual rate, which may not be less than the annual rate of 4.0%. The current annual rate is 6.0%. Such amounts will remain a part of the policy value, but will not be increased or decreased by investment results in the Separate Account. Therefore, the policy value could be more or less than what it would have been if the policy loan had not been made, depending on the investment results in the Separate Account compared to the interest credited on the loan. In this way, a loan may have a permanent effect upon both the policy value and the death benefit and may in-crease or decrease the potential for policy lapse. In addition, outstanding loans reduce the death benefit proceeds and negate any No Lapse Benefit appli-cable to the policy.

EFFECT OF LOANS ON POLICY CHARGES. The existence of a policy loan on a monthly anniversary day does not di-rectly affect the calculation of the policy value charge, the cost of insurance charge, or the monthly administrative charge; these charges are currently de-termined by the policy value, which includes any policy loan. The mortality and expense risk charge, asset management expenses, 12b-1 fees, and miscellaneous funds expenses are not incurred on any policy loan.

LOAN REPAYMENTS. Loan repayments will ordinarily be allocated to the General Account and the subaccounts in accord with the most recent premium allocation. They may be allocated by some other method if the owner requests it, and if such method is acceptable to Lincoln Life. Any loan not repaid at the time of surrender of the policy or death of the insured will be deducted from the amount otherwise payable.

POLICY LAPSE AND REINSTATEMENT
Except during the period of any no lapse benefit, insurance coverage under the policy will be continued in force until the net cash surrender value is insuf-ficient to cover the monthly deductions. Lapse will only occur when the policy value less surrender charges and less outstanding policy loans is insufficient to cover the cost of insurance deductions and a grace period expires without a sufficient payment. Insurance coverage will continue during the grace period, but the policy will be deemed to have no policy value for purposes of policy loans and surrenders.

A grace period of 61 days will begin on the date Lincoln Life sends a notice of any shortfall to the last known address of the owner or any assignee. The owner must, during the grace period, make a payment sufficient to cover the monthly deductions and any other charges due under the policy until the end of the grace period. Failure to make a sufficient payment during the grace period will cause the policy to lapse. Any net cash surrender value will be returned to the owner. If the insured dies during the grace period, any due and unpaid monthly deductions will be deducted from the death benefit.

A lapsed policy may be reinstated at any time within five years after the date of lapse by submitting evidence of insurability satisfactory to Lincoln Life and a premium sufficient to keep the policy in force for two months. The effec-tive date of a reinstatement will be the first monthly anniversary day on or next following the day the application for reinstatement is approved.

NO LAPSE BENEFIT

Provided no outstanding loan existing on the policy, the policy provides a no lapse benefit. The no lapse benefit guarantees that the policy will not lapse prior to the no lapse benefit expiration date shown on the policy schedule. Currently, the no lapse benefit expires 10 years from the policy date if the issue age of the insured is age 75 or younger. For issue ages 76 and older, the no lapse benefit expires 1 year from the policy date. Lincoln Life may at any time lengthen or shorten the no lapse benefit for future new policies, but will not unfairly discriminate among policy owners in determining the length of the no lapse benefit. The no lapse benefit is not available in Illinois.

SURRENDER OF THE POLICY
The owner may surrender the policy at any time during the lifetime of the in-sured and receive the net cash surrender value. The net cash surrender value is equal to the policy value minus any surrender charge, minus any outstanding loan and minus any unpaid loan interest. The request must be made in writing on a form suitable to Lincoln Life. The request will be effective the date the re-quest is received in the Home Office of Lincoln Life, or at a later date if so requested by the owner. Ordinarily, the surrender will be processed within seven days from the date the request for surrender is received at the Home Of-fice of Lincoln Life. The tax treatment of a surrendered policy is discussed under Federal tax matters, pages 14-16.

PROCEEDS AND PAYMENT OPTIONS
PROCEEDS. The amount payable under the policy on the surrender of the policy, or upon the death of any insured person, is called the proceeds of the policy.

The proceeds to be paid on the death of the insured will be the death benefit minus any outstanding policy loan, and minus any unpaid loan interest. The pro-ceeds to be paid on the surrender of the policy will be the net cash surrender value.

Any amount to be paid at the death of the insured or any other termination of this policy will be paid in one sum unless otherwise provided. Interest will be paid on this amount from date of death to date of payment at a specified rate, not less than that required by law. All or part of the sum of this amount and such interest credited to date of payment will be applied to any payment op-tion.

To the extent allowed by law, proceeds are not to be subject to any claims of a beneficiary's creditors.

PAYMENT OPTIONS. Upon written request, all or part of the proceeds and interest credited thereon may be applied to any payment option available from Lincoln Life at the time payment is to be made. Under certain conditions, payment op-tions will only be available with the consent of Lincoln Life. Such conditions will exist if the proceeds to be settled under any option are $2,500 or less, or if any installment or interest payment is $25 or less. In addition, if any payee is a corporation, partnership, association, trustee, or assignee, ap-proval by Lincoln Life is needed before any proceeds can be applied to a pay-ment option. The payment option selected, as well as the time the election is made, may have tax consequences.

The owner may elect any payment option while the insured is alive and may change that election if that right has been reserved. When the proceeds become payable to a beneficiary, the ben-eficiary may elect any payment option if the proceeds are available to the beneficiary in one sum.

The option date is any date the policy terminates under the termination provi-sion.

Any proceeds payable under the policy may also be settled under any other method of settlement offered by Lincoln Life on the option date. Additional interest as determined by Lincoln Life may be paid or credited from time to time in addition to the payments guaranteed under a payment option.

When proceeds become payable under a payment option, a payment contract will be issued to the payee in exchange for the policy. Such payment contract may not be assigned. Any change in payment option may be made only if it is pro-vided for in the payment contract. Under some of the payment options, proceeds may be withdrawn under such payment option if provided for in the payment con-tract. The amount to be withdrawn varies by the payment option.

GENERAL PROVISIONS

THE CONTRACT
The entire contract consists of the policy plus the application and any sup-plemental application, plus any riders, plus any amendments. The policy is is-sued in consideration of the application and payment of the initial premium. Only statements in the application and any supplemental applications can be used to contest the validity of the policy or defend a claim. These statements are, in the absence of fraud, considered representations and not warranties. A change in the policy will be binding on Lincoln Life only if the change is in writing and the change is made by the President, Vice President, Secretary, or Assistant Secretary of Lincoln Life.

The policy is nonparticipating; it will not share in the profit or surplus earnings of Lincoln Life.

SUICIDE
If the insured commits suicide, while sane or insane, within two years from the policy date, the total liability of Lincoln Life under the policy will be the premiums paid, minus any policy loan, and minus any loan interest due.

If the insured commits suicide, while sane or insane, within two years from the effective date of any reinstatement, our total liability with respect to such reinstatement will be the premiums paid, minus any withdrawals, since the effective date of the reinstatement, minus any policy loan plus loan interest thereon.

REPRESENTATIONS AND CONTESTABILITY
All statements made in an application by, or on behalf of, the insured will, in the absence of fraud, be deemed representations and not warranties. State-ments may be used to contest a claim or validity of the policy only if these statements are contained in the application for issue, reissue, or reinstate-ment, or in any supplemental application, and a copy of that application or supplemental application is attached to the policy. The policy will not be contestable after it has been in force for two years during the lifetime of the insured. Also, any reinstatement will not be contestable after that rein-statement has been in force two years from its effective date during the life-time of the insured. Any contest will then be based only on the application for the reinstatement and will be subject to the same conditions as for con-test of the policy.

INCORRECT AGE OR SEX
If there is an error in the age or sex of the insured, the excess of the death benefit over the policy value will be adjusted as necessary to that which would be purchased by the most recent cost of insurance charge at the correct age and sex.

CHANGE OF OWNER OR BENEFICIARY
The owner of the policy is the owner identified in the application, or a suc-cessor. All rights of the owner belong to the owner while the insured is alive. The rights pass to the estate of the owner if the owner dies before the insured. The owner may transfer all ownership rights and privileges to a new owner. The request must be in writing on a form suitable to Lincoln Life. The change will be effective the day that the request is received in the Home Of-fice of Lincoln Life. Lincoln Life will not be responsible for any payment or other action taken before having recorded the transfer. A change of ownership will not, in and of itself, affect the interest of any beneficiary. A change of ownership may have tax consequences.

The beneficiary is identified in the application for the policy, and will re-ceive the proceeds when the insured dies. The beneficiary may be changed by the owner while the insured is alive, and provided that any prior designation does not prohibit such a change. A change will revoke any prior designation of the beneficiary. The request to change beneficiary must be in writing on a form suitable to Lincoln Life. Lincoln Life reserves the right to require the policy for endorsement of the change of beneficiary designation.

If not otherwise provided, the interest of any beneficiary who dies before the insured will pass to any other beneficiaries according to their interest. Fur-thermore, if no beneficiary survives the insured, the proceeds will be paid in one sum to the owner, if living. If the owner is not living, the proceeds will be paid to the owner's estate.

ASSIGNMENT
Any assignment of the policy will not be binding on Lincoln Life unless it is in writing on a form suitable to Lincoln Life and is received at the Home Of-fice. Lin-coln Life will not be responsible for the validity of any assignment, and re-serves the right to require the policy for endorsement of any assignment. An assignment of the policy may have tax consequences.

REPORTS AND RECORDS
Lincoln Life will maintain all records relating to the Separate Account. Lin-coln Life will mail to the owner at least once each year a report, without charge, which will show the current policy value, the current net cash surren-der value, the current death benefit, any current policy loans, any premiums paid, any policy charges deducted, and any withdrawals made. The report will also include any other data that may be required where the contract is deliv-ered. In addition, Lincoln Life will pro- vide to policy owners semi-annually, or otherwise as may be required by regulations under the Investment Company Act of 1940, a report containing information about the operations of the funds.

Lincoln Life has entered into an agreement with Delaware Management Holdings, Inc., 2005 Market Street, Philadelphia, PA 19203, an affiliate of Lincoln Life, to provide accounting services to the Separate Account.

PROJECTION OF BENEFITS AND VALUES
At the owner's request, Lincoln Life will provide a report to the owner which shows projected future results. The request must be in writing on a form suit-able to Lincoln Life. The report will be comparable in format to those shown in Appendix B and will be based on assumptions in regard to the death benefit as may be specified by the owner, planned premium payments as may be specified by the owner, and such other assumptions as are necessary and specified either by the owner or Lincoln Life. A reasonable fee may be charged for this projec-tion.

POSTPONEMENT OF PAYMENTS
Payments of any amount payable on surrender, loan, withdrawal, or benefits payable at death may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Ex-change Commission; (ii) the Commission by order permits postponement for the protection of owners; or (iii) an emergency exists, as determined by the Com-mission, as a result of which disposal of securities is not reasonably practi-cal or it is not reasonably practical to determine the value of the Separate Account's net assets. Transfers may also be postponed under such circumstanc-es.

Requests for surrender, policy loan, or withdrawal of policy values attribut-able to a premium paid by check may be delayed until such time as the check has cleared the owner's bank.

ACCELERATED BENEFIT ELECTION RIDER
This rider is available to issue ages 0 through 80 and gives the owner the right to receive a portion of the death benefit prior to death if the insured is diagnosed as having an illness which with reasonable medical certainty will cause death within 12 months. Upon receipt of proof of loss, up to one-half of the eligible death benefit (as defined in the rider) may be advanced to the owner in cash as an initial accelerated benefit. A limited amount of subse-quent accelerated benefit is also available to pay premiums and interest charges required on the policy. The amount of all advanced accelerated bene-fits creates an interest-bearing lien against the death benefit otherwise pay-able at death. There is no cost of insurance for this rider, but an adminis-trative expense charge is payable upon application for benefits.

The availability of this rider is subject to approval by the State Insurance Department of the State in which the policy is issued, and is also subject to the current underwriting and issue procedures in place at the time of the ap-plication. The underwriting and issue procedures are subject to change without notice.

DISTRIBUTION OF THE POLICY

Lincoln Life intends to offer the policy in all jurisdictions where it is li-censed to do business. The principal business address of Lincoln Life is 1300 South Clinton Street, Fort Wayne, Ind. 46802. American Fund Distributors, Inc.
(AFD), the principal underwriter for the policies, is registered with the Se-curities and Exchange Commission as a broker-dealer, and is a member of the National Association of Securities Dealers (NASD). The principal business ad-dress of AFD is 333 S. Hope Street, 52nd Floor, Los Angeles, California 90071.

The policy will be sold by individuals who, in addition to being licensed as life insurance agents for Lincoln Life, are also its registered representa-tives. The policy will also be sold by properly licensed representatives of independent broker-dealers which in turn have selling agreements with AFD and have been appropriately licensed by state insurance departments as agents of Lincoln Life. These representatives ordinarily receive commissions and service fees up to 5.25% of all premiums paid, plus .25% of accumulated policy values in the second policy year and each year thereafter. The broker-dealer or local agency receives additional compensation on all premiums paid. In some situa-tions, the broker-dealer or local agency may elect to share its commission with the registered representative. Selling representatives may also be eligi-ble for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from Lincoln Life's resources.

FEDERAL TAX MATTERS

The following discussion is intended to provide a general description of the federal income tax considerations associated with the policy. It does not pur-port either to be complete or to cover all situations; this discussion is not intended to be taken as tax advice. Consult a qualified tax advisor for more complete information. This discussion is based upon Lincoln Life's understand-ing of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likeli-hood of continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Federal tax laws may change without notice and as a result the taxable consequences to the insured, policy owner, or beneficiary may be altered.

TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the Code) in-cludes a definition of a life insurance contract for Federal tax purposes. This definition can be satisfied by complying with either of two tests set forth in section 7702. Although the Secretary of the Treasury (the Treasury) is authorized to prescribe regulations interpreting the manner in which the tests under section 7702 are to be applied, such regulations have not been is-sued. In addition, section 7702 of the Code was amended by imposing certain modified requirements with respect to the mortality (i.e., cost of insurance) and other expense charges that are to be used in determining compliance of such contracts with section 7702. Guidance as to how these modified require-ments are to be applied is extremely limited. If a policy were determined not to be a life insurance contract for purposes of section 7702, such policy would not provide most of the tax advantages normally provided by a life in-surance contract. It is unclear, for example, whether increases in policy value occurring after the insured's attaining age 100 would result in taxable income.

The exchange of an existing life insurance policy entered into before October 21, 1988, might cause such a policy to be treated as entered into after Octo-ber 20, 1988, and in such circumstances, the policy would be subject to modi-fied mortality and other expense charge requirements. Accordingly, the owner of a policy entered into before October 21, 1988, should contact a competent tax advisor before exchanging or making any other change, to such a policy to determine whether the exchange or change would cause the policy to be treated as entered into after October 20, 1988.

For a policy that is issued on the basis of a select rate class, while there is some uncertainty due to the limited guidance on the modified section 7702 requirement, Lincoln Life nonetheless believes that such a policy should meet the section 7702 definition of a life insurance contract. For a policy that is issued on a substandard basis (i.e., rate class involving higher than select mortality risk), there is even more uncertainty, in particular as to how the modified requirements are to be applied in determining whether such a policy meets the section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a policy would satisfy section 7702, particu-larly if the owner pays the full amount of premiums permitted under the poli-cy. If it is subsequently determined that a policy does not satisfy section 7702, Lincoln Life will take whatever steps are appropriate and necessary to cause such a policy to comply with section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under section 7702 (together with interest or other earnings on any such premiums refunded as re-quired by law). For these reasons, Lincoln Life reserves the right to modify the policy as necessary to qualify it as a life insurance contract under sec-tion 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regula-tion or otherwise for the investments of the Separate Account to be "ade-quately diversified" in order for the policy to be treated as a life insurance contract for federal tax purposes. The Separate Account, through the various funds in which it invests, intends to comply with the diversification require-ments prescribed in Treasury Regulations, which affect how each fund's assets may be invested. Lincoln Life does not have control over the American Variable Insurance Series or its investments. Nonetheless, Lincoln Life believes that the funds will be operated in compliance with the requirements prescribed by the Treasury.

The regulations relating to diversification requirements do not provide guid-ance concerning the extent to which policy owners may direct their investments to the subaccounts of a Separate Account. When additional guidance is provid-ed, the policy may need to be modified to comply with such guidance. As of the date of this prospectus, the Treasury Department has issued no guidelines on this subject, although it has indicated informally that guidelines could limit the number of underlying funds or the frequency of transfers among those funds. Such guidelines may apply prospectively only, although retroactive ef-fect is possible if the guidelines are considered not to embody a new posi-tion. For these reasons, Lincoln Life reserves the right to modify the policy as necessary to prevent the owner from being considered the owner of the as-sets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

The Treasury Department has indicated that guidelines may be forthcoming under which a variable life contract will not be treated as a life insurance con-tract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract. The issuance of such guidelines may require the company to impose limitations on a contract owner's right to con-trol the investment. It is not known whether any such guidelines would have a retroactive effect.

The following discussion assumes that the policy will qualify as a life insur-ance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS
1. IN GENERAL. Lincoln Life believes that the proceeds and cash value in-creases of a policy should be treated in a manner consistent with a fixed ben-efit life insurance policy for federal income tax purposes. Thus, the death benefit under the policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

The addition of additional insurance, a policy loan, a withdrawal, a lapse with outstanding indebtedness, exchange of a policy, or a surrender may have tax consequences depending upon the circumstances. In addition, federal estate and generation skipping transfer, and state and local estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each owner or beneficiary. A competent tax advisor should be consulted for further information. Generally, the owner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the policy until there is a distribution. The tax consequences of dis-tributions from, and loans taken from or secured by, a policy depend on whether the policy is classified as a "Modified Endowment Contract" under sec-tion 7702A of the Code.

2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a Modified Endow-ment Contract depending upon the amount of premiums paid in relation to the death benefit provided under such policy. Because of the premium level contem-plated under the policies, all policies may become modified endowment con-tracts. In addition, if a policy is "materially changed," it may be treated as a Modified Endowment Contract depending upon such relationship after such change. The premium limitation and material change rules for determining whether a policy is a Modified Endowment Contract are extremely complex. More-over, due to the policy's flexibility, classification of a policy as a Modi-fied Endowment Contract will depend upon the circumstances of each policy. Ac-cordingly, a prospective owner should contact a competent tax advisor before purchasing a policy to determine the circumstances in which the policy would be a Modified Endowment Contract. In addition, an owner should contact a com-petent tax advisor before paying any additional premium or making any other change to, including an exchange of, a policy to determine whether such pre-mium payment or change would cause the policy to be treated as a Modified En-dowment Contract.

Lincoln Life will monitor premiums paid into each policy after the date of this prospectus to determine when a premium payment will exceed the 7-pay lim-itation and cause the policy to become a Modified Endowment Contract. In sim-plified terms, the 7-pay limitation is satisfied only if the accumulated pre-miums paid under a policy do not at any time during the first seven policy years exceed the sum of the equal annual premiums that would have been paid for a similar policy providing for fully funded benefits at the end of the seven year period. If the owner has given Lincoln Life instructions that the policy should not be allowed to become a Modified Endowment Contract, any pre-miums in excess of the 7-pay limitation will first be applied to reduce any outstanding loan on the policy, and any further excess will be refunded to the owner within 7 days. If the owner has not given Lincoln Life instructions to the contrary, however, the premium will be paid into the policy and a letter of notification of Modified Endowment Contract status will be sent to the own-er. The letter of notification will include the available options, if any, for remedying the Modified Endowment Contract status of the policy.

3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the follow-ing tax rules: First, all distributions, including withdrawals and distribu-tions upon surrender, from such a policy are treated as ordinary income sub-ject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the policy (de-scribed below) at such time. Second, loans taken from, or secured by, such a policy are treated as distributions from such a policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a policy that is in-cluded in income except where the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life of the owner or the joint lives of the owner and the owner's beneficiary.

4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a policy that is not classified as a Modified Endowment Contract are generally treated as first recovering the investment in the pol-icy (described below) and then, only after the return of all such investment in the policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the specified amount, or any other change that reduces benefits under the policy in the first 15-years after the policy is issued and that results in a cash distribution to the owner in order for the policy to continue complying with the section 7702 definitional lim-its. In that case, such distribution will be taxed in whole or in part as or-dinary income (to the extent of any gain in the policy) under rules prescribed in section 7702.

Loans from, or secured by, a policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebted-ness of the owner.

Upon a complete surrender or lapse of a policy that is not a Modified Endow-ment Contract, if the amount re-ceived plus the amount of indebtedness exceeds the total investment in the policy, the excess will generally be treated as ordinary income subject to tax.

Finally, neither distributions (including withdrawals and distributions upon surrender or lapse) nor loans from, or secured by, a policy that is not a Mod-ified Endowment Contract are subject to the 10 percent additional income tax.

5. POLICY LOAN INTEREST. Generally, interest paid on any loan under a policy which is owned by an individual is not deductible. In addition, interest on any loan under a policy owned by a taxpayer and covering the life of any indi-vidual who is an officer of or is financially interested in the business car-ried on by that taxpayer will not be tax deductible to the extent the aggre-gate amount of such loans with respect to contracts covering such individual exceeds $50,000. No amount of policy loan interest is, however, deductible if the policy was deemed for federal tax purposes to be a single premium life in-surance contract. For interest paid or accrued after October 13, 1996, and policies issued after June 8, 1997, additional rules apply which may reduce or eliminate any interest deduction. The owner should consult a competent tax ad-visor concerning the rules and limitations.

6. INVESTMENT IN THE POLICY. Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus, (iii) the amount of any loan from, or secured by, a policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the owner.

7. MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by Lin-coln Life (or its affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in gross income under section 72(e) of the Code.

8. TAXATION OF ACCELERATED BENEFIT ELECTION RIDER. Lincoln Life believes that any benefits paid under the Accelerated Benefit Election Rider generally will be excludable from the recipient's income.

TAXATION OF THE SEPARATE ACCOUNT
Lincoln Life does not initially expect to incur any income tax upon the earn-ings or the realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is being made currently to the Separate Ac-count for federal income taxes which may be attributable to the Separate Ac-count. If, however, Lincoln Life determines that it may incur such taxes, it may assess a charge for those taxes from the policy.

VOTING RIGHTS

To the extent required by law, Lincoln Life will vote shares of the funds held in the Separate Account at regular and special shareholder meetings of the funds in accordance with instructions received from persons having voting in-terests in the Separate Account. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present inter-pretation thereof should change, and as a result Lincoln Life determines that it is permitted to vote the fund shares in its own right, it may elect to do so.

The number of votes which each policy owner has the right to instruct will be determined as one vote for each $100 of policy value in each subaccount. Frac-tional shares will be allocated for amounts less than $100. The number of votes which the policy owner has the right to instruct will be determined as of the date coincident with the date established by the various series for de-termining shareholders eligible to vote at the meetings of the funds. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the funds. Lincoln Life will vote shares of each fund as to which no timely instructions are received in propor-tion to the voting instructions which are received with respect to all poli-cies participating in that fund. Each person having a voting interest will re-ceive proxy material, reports and other materials relating to the appropriate portfolio.

DISREGARD OF VOTING INSTRUCTIONS. Lincoln Life may, when required by state in-surance regulatory authorities, disregard voting instructions if the instruc-tions require that the shares be voted so as to cause a change in the sub-classification or investment objective of any of the series of a fund or to approve or disapprove an investment advisory contract for a fund. In addition, Lincoln Life itself may disregard voting instructions in favor of changes ini-tiated by a policy owner in the investment policy or the investment advisor of a fund if Lincoln Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohib-ited by state regulatory authorities or Lincoln Life determined that the change would have an adverse effect on its General Account in that the pro-posed investment policy for any fund may result in overly speculative or un-sound investments. In the event Lincoln Life does disregard voting instruc-tions, a summary of that action and the reasons for such action will be in-cluded in the next semiannual report to policy owners.

STATE REGULATION OF
LINCOLN LIFE AND THE
SEPARATE ACCOUNT

Lincoln Life, a stock life insurance company organized under the laws of Indi-ana, is subject to regulation by the Insurance Department of the State of In-diana. An annual statement is filed with the Indiana Department of Insurance (Department) on or before March 1st of each year covering the operations and reporting on the financial condition of Lincoln Life as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the lia-bilities and reserves of Lincoln Life and the Separate Account and certifies their adequacy, and a full examination of Lincoln Life's operations is con-ducted by the Department at least once every five years.

In addition, Lincoln Life is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

Lincoln Life holds title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the General Ac-count assets. Records are maintained of all purchases and redemptions of fund shares held by each subaccount. Additional protection is provided in the form of a blanket fidelity bond which covers directors and employees of Lincoln Life. The bond, which was issued by Fidelity and Deposit Company of Maryland covers up to $25,000,000.

The funds do not issue certificates. Thus, Lincoln Life holds the Separate Ac-count's assets in an open account in lieu of stock certificates.

PREPARING FOR YEAR 2000

Lincoln Life, as part of its year 2000 updating process, is responsible for the updating of the Separate Account related computer systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not connected, many computer applica-tions could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all companies and organizations. An affiliate of Lincoln Life, Delaware Service Company (Delaware), provides substantially all of the necessary accounting and valuation services for the Separate Account. Delaware, for its part, is responsible for updating all of its computer sys-tems, including those which service the Separate Account to accommodate the year 2000. Lincoln Life and Delaware have begun formal discussions with each other to assess the requirements for their respective systems to interface properly in order to facilitate the accurate and orderly operation of the Sep-arate Account beginning in the year 2000.

The year 2000 issue is pervasive and complex and affects virtually every as-pect of the businesses of both Lincoln Life and Delaware (the Companies). The computer systems of the Companies and their interfaces with the computer sys-tems of vendors, suppliers, customers and other business partners are particu-larly vulnerable. The inability to properly recognize date-sensitive elec-tronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for the Separate Account. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommo-date the year 2000. Also, in addition to the discussions with each other noted above, the Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing year 2000 issues. While the Compa-nies are making substantial efforts to address their own systems and the sys-tems with which they interface, it is not possible to provide assurance that operational problems will not occur. The Companies presently believe that, as-suming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operations problems for their respective computer systems. In ad-dition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these sub-stantial efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of the businesses of Lincoln Life or Delaware, or both.

The cost of addressing year 2000 issues and the timeliness of completion will be closely monitored by management of the respective Companies. Nevertheless, there can be no guarantee either by Lincoln Life or by Delaware that estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.

LEGAL PROCEEDINGS

Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances these proceedings in-clude claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.

During the 1990's class action lawsuits alleging sales practices fraud have been filed against many life insurance companies, and Lincoln Life has not been immune. Three lawsuits alleging fraud in the sale of interest-sensitive univer-sal and whole life insurance policies have been filed against Lincoln Life. These three suits have been filed as class actions, although as of the date of this Prospectus the court had not certified a class in either case. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the pu-tative class. Although the relief sought in these cases is substantial, the cases are in the early stages of litigation, and it is premature to make as-sessments about potential loss, if any. Management denies the allegations and intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits (exclusive of any indemnification from professional liability insurers) cannot be reasonably estimated at this time.

The principal underwriter, AFD, is not engaged in any material litigation of any nature.

EXPERTS

The financial statements of the Separate Account and the statutory-basis finan-cial statements and schedules of Lincoln Life appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent au-ditors, as set forth in their reports which also appear elsewhere in this docu-ment and in the registration statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Denis G. Schwartz, FSA as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Com-mission, under the Securities Act of l933, as amended, with respect to the pol-icy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the reg-istration statement, to all of which reference is made for further information concerning the Separate Account, Lincoln Life and the policy offered hereby. Statements contained in this prospectus as to the contents of the policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

APPENDIX A

Executive officers and directors
Lincoln National Life Insurance Co.

 Name, address and position(s)
 with registrant*                  Principal occupations last five years
-------------------------------------------------------------------------------
 NANCY J. ALFORD                   Vice President [4/96-present], (formerly
 Vice President                    Second Vice President [1/90-4/96]), Lincoln
                                   National Life Insurance Co.
-------------------------------------------------------------------------------
 ROLAND C. BAKER                   President [1/95-present], First Penn-Pacific
 Vice President and Director       Life Insurance Co. Formerly: Chairman and
 1801 S. Meyers Road               CFO [7/88-1/95], Baker, Ralish, Shipley &
 Oakbrook Terrace, Ill. 60181      Politzer, Inc.
-------------------------------------------------------------------------------
 JON A. BOSCIA                     President and Director, Lincoln National
 Director                          Corp. [1/98-present] (Formerly: President
                                   and Chief Executive Officer [10/96-1/98];
                                   Chief Operating Officer [5/94-10/96]),
                                   Lincoln National Life Insurance Co.,
                                   President [7/91-5/94] Lincoln Investment
                                   Management Inc.
-------------------------------------------------------------------------------
 JOHN GOTTA                        Vice President and General Manager [1/98-
 Vice President                    present] Formerly: Senior Vice President,
 900 Cottage Grove Rd.             CIGNA [3/96-12/97]; Vice President,
 Bloomfield, CT 06152-2321         Connecticut Mutual Life Insurance Company
                                   [8/94-3/96]; Vice President, CIGNA [3/93-
                                   8/94]; Regional Director of Agencies,
                                   Phoenix-Home Life Mutual Insurance Company
                                   [3/90-2/93]
-------------------------------------------------------------------------------
 MELANIE T. HALL                   Vice President [1/96-Present] (formerly
 Vice President                    Second Vice President [6/95-1/96]), Lincoln
                                   National Life Insurance Co. Formerly:
                                   Assistant Vice President [1/95-6/95], LNC
                                   Equity Sales Corporation, Assistant Vice
                                   President [12/93-1/95], Lincoln Investment
                                   Management, Inc.; Assistant Vice President
                                   [12/92-12/93], Lincoln National Life
                                   Insurance Co.
-------------------------------------------------------------------------------
 J. MICHAEL HEMP                   President [11/96-Present], Lincoln Financial
 Vice President                    Advisors Corp.; Vice President [10/95-
                                   Present], Lincoln National Life Insurance
                                   Co. Formerly: Regional Chief Executive
                                   Officer [11/79-10/95], Lincoln Dallas RMO.
-------------------------------------------------------------------------------
 JACK D. HUNTER                    Executive Vice President [5/86-Present] and
 Executive Vice President, General General Counsel [3/75-Present], Lincoln
 Counsel and Director              National Corporation and Executive Vice
 200 East Berry Street             President [8/86-Present] and General Counsel
 Fort Wayne, Ind. 46802            [3/75-Present], The Lincoln National Life
                                   Insurance Company
-------------------------------------------------------------------------------
 STEPHEN H. LEWIS                  Senior Vice President, [5/94-present]
 Vice President                    Lincoln National Life Insurance Co.
                                   Formerly: President [2/85-5/94], First Penn-
                                   Pacific Life Insurance Co.
-------------------------------------------------------------------------------
 H. THOMAS MCMEEKIN                President [5/94-present], Lincoln Investment
 Director                          Management, Inc. (formerly Executive Vice
 200 East Berry Street             President [2/92-11/92], Senior Vice
 Fort Wayne, Ind. 46802            President [11/87-2/92]; Executive Vice
                                   President [5/94-Present], Lincoln National
                                   Corporation (formerly Senior Vice President
                                   [11/92-5/94])
-------------------------------------------------------------------------------
 IAN M. ROLLAND                    Chairman [1/92-present], Chief Executive
 Director                          Officer [5/77-present] and President [12/75-
 200 East Berry Street             1/92], Lincoln National Corp. Formerly:
 Fort Wayne, Ind. 46802            Chairman [1/92-5/94], Chief Executive
                                   Officer [7/77-5/94] and President [3/83-
                                   1/93], Lincoln National Life Insurance Co.
-------------------------------------------------------------------------------
 ARTHUR S. ROSS                    Vice President [8/91-present], Lincoln
 Vice President                    National Life Insurance Co.
-------------------------------------------------------------------------------

APPENDIX A CONTINUED

Executive officers and directors
Lincoln National Life Insurance Co.

 Name, address and position(s)                  Principal occupations last five
 with applicant*                                years
-------------------------------------------------------------------------------
 LAWRENCE T. ROWLAND                            Executive Vice President
 Executive Vice President and                   [10/96-present] (formerly
 Director                                       Senior Vice President [1/93-
 One Reinsurance Place                          10/96], Vice President [10/91-
 1700 Magnavox Way                              1/93]), Lincoln National Life
 Fort Wayne, Ind. 46804                         Insurance Co.
-------------------------------------------------------------------------------
 KEITH J. RYAN                                  Senior Vice President (formerly
 Senior Vice President, Chief Financial Officer Vice President), Chief
 and Assistant Treasurer                        Financial Officer and Assistant
                                                Treasurer [1/96-present].
                                                Formerly: Controller [6/95-
                                                12/95], Business Controls
                                                Director [11/90-6/95], Lincoln
                                                National Life Insurance Co.
-------------------------------------------------------------------------------
 GABRIEL L. SHAHEEN                             President and Chief Executive
 President, Chief Executive                     Officer [1/98-present]
 Officer and Director                           Formerly: Chairman and Managing
                                                Director, Lincoln National (UK)
                                                PLC [12/96-1/98]; President,
                                                Lincoln National Reassurance
                                                Company [7/95-12/96]; Senior
                                                Vice President, Lincoln
                                                National Life Reinsurance
                                                Company [1/93-7/95]; Senior
                                                Vice President, Lincoln
                                                National Life Insurance Company
                                                [5/91-1/93]
-------------------------------------------------------------------------------
 RICHARD C. VAUGHAN                             Executive Vice President and
 Director                                       Chief Financial Officer [1/95-
 200 East Berry Street                          present] (formerly Senior Vice
 Fort Wayne, Ind. 46802                         President [6/92-1/95]), Lincoln
                                                National Corp.
-------------------------------------------------------------------------------
 MICHAEL R. WALKER                              Vice President [1/96-present],
 Vice President                                 Lincoln National Life Insurance
                                                Co. Formerly: Vice President
                                                [3/96-1/96], Employers Health
                                                Insurance Co.; Vice President
                                                [7/85-3/93], Baker Hughes, Inc.
-------------------------------------------------------------------------------
 ROY V. WASHINGTON                              Vice President [7/96-present],
 Vice President                                 Lincoln National Life Insurance
                                                Co. (formerly, Associate
                                                Counsel [2/95-7/96]). Formerly:
                                                Director of Compliance [8/94-
                                                2/95], Lincoln Investment
                                                Management, Inc.; Compliance
                                                Consultant [8/89-8/94], Lincoln
                                                National Corp.
-------------------------------------------------------------------------------
 MICHAEL L. WRIGHT                              Senior Vice President [3/95-
 Senior Vice President                          present], Lincoln National Life
                                                Insurance Co. Formerly:
                                                Executive Vice President and
                                                Chief Operating Officer [11/88-
                                                3/95], The Associate Group.
-------------------------------------------------------------------------------

*Unless otherwise indicated, the principal business address is 1300 South Clin-ton Street, Fort Wayne, Indiana 46801.

APPENDIX B

Illustrations of policy values

The following tables have been prepared to help show how values under the pol-icy change with investment performance. The tables show death benefits, policy values, and net cash surrender values for each of the first 10 policy years, and for every five year period thereafter through the thirtieth policy year, assuming that the return on the assets invested in the account were a uniform, gross, after tax, annual rate of 0%, 6%, and 12%. The actual death benefits and net cash surrender values would be different from those shown if a different classification was used or if the gross annual returns averaged 0%, 6%, and 12% but fluctuated over and under those averages throughout the years.

The death benefits and net cash surrender values shown on pages using current charges are approximately those likely to be provided under the policy for the investment returns indicated, assuming that the current cost of insurance charges are deducted. Although the contract allows for maximum cost of insur-ance charges specified in the 1980 Commissioners Standard Ordinary Mortality Table, Lincoln Life expects that it will continue to charge the current cost of insurance charges for the indefinite future. The figures shown on pages using guaranteed maximum charges show the death benefits and net cash surrender val-ues which would result if the guaranteed maximum cost of insurance charges were deducted. However, these are primarily of interest only to show by comparison the benefits of the lower current cost of insurance charges.

In each of the illustrations an assumed gross annual return is indicated. The gross annual return used in the illustrations are then reduced by the asset management charge (current average .53%), the mortality and expense risk charge (.60% current, .90% guaranteed maximum), 12b-1 fees (.25%), and other expenses incurred by the funds including printing, mailing, Directors' fees, etc. (cur-rent average .03%) so that the actual numbers in the illustrations are net of these charges and expenses. Thus, a 12% gross annual return yields a net annual return of 10.70% using current charges, and 10.37% using guaranteed charges. Similarly, gross annual returns of 6% and 0% yield net annual returns of 4.77% and (1.16)% respectively using current charges, and 4.46% and (1.45)% respec-tively using guaranteed charges.

All illustrated policy values and net cash surrender values reflect all fees and charges made under the policies, including the monthly administrative charge, the policy value charge, and the cost of insurance charges.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Male issue age 45, Select Tobacco
$32,890 specified amount
$10,000 initial premium using current charges

                    Death benefit                 Policy value                  Net cash surrender value
        Premiums    ----------------------------- ----------------------------- ----------------------------
        accumulated assuming hypothetical         assuming hypothetical         assuming hypothetical
End of  at 5%       gross annual return of        gross annual return of        gross annual return of
policy  interest    ----------------------------- ----------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross  0% gross  6% gross 12% gross  0% gross 6% gross 12% gross
------------------------------------------------------------------------------------------------------------
 1       $ 10,500    $32,890  $32,890  $   32,890  $9,567   $10,143  $   10,718  $8,917  $ 9,493  $   10,068
 2         11,025     32,890   32,890      32,890   9,150    10,289      11,493   8,500    9,639      10,843
 3         11,576     32,890   32,890      32,890   8,749    10,438      12,327   8,149    9,838      11,727
 4         12,155     32,890   32,890      32,890   8,363    10,590      13,227   7,763    9,990      12,627
 5         12,763     32,890   32,890      32,890   7,991    10,745      14,198   7,441   10,195      13,648
------------------------------------------------------------------------------------------------------------
 6         13,401     32,890   32,890      32,890   7,633    10,904      15,244   7,083   10,354      14,694
 7         14,071     32,890   32,890      32,890   7,289    11,065      16,377   6,789   10,565      15,877
 8         14,775     32,890   32,890      32,890   6,957    11,230      17,607   6,457   10,730      17,107
 9         15,513     32,890   32,890      32,890   6,638    11,398      18,946   6,188   10,948      18,496
10         16,289     32,890   32,890      32,890   6,331    11,570      20,409   5,881   11,120      19,959
------------------------------------------------------------------------------------------------------------
15         20,789     32,890   32,890      42,227   5,221    13,131      31,513   5,221   13,131      31,513
20         26,533     32,890   32,890      59,779   4,257    14,947      49,000   4,257   14,947      49,000
25         33,864     32,890   32,890      88,820   3,419    17,058      76,569   3,419   17,058      76,569
30         43,219     32,890   32,890     128,613   2,691    19,514     120,199   2,691   19,514     120,199
40         70,400     32,890   32,890     314,699   1,508    25,692     299,713   1,508   25,692     299,713
------------------------------------------------------------------------------------------------------------
50        114,674     32,890   35,067     736,366     616    34,720     729,075     616   34,720     729,075
60        186,792     32,890   53,067   1,946,701     238    53,067   1,946,701     238   53,067   1,946,701
70        304,264     32,890   82,569   5,250,124     207    82,569   5,250,124     207   82,569   5,250,124

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns aver-aged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross an-nual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .53% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of in-surance charges, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 45, Select Tobacco
$32,890 specified amount
$10,000 initial premium using guaranteed charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ---------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ---------------------------
year    per year    0% gross  6% gross 12% gross 0% gross  6% gross 12% gross 0% gross 6% gross 12% gross
---------------------------------------------------------------------------------------------------------
 1        $10,500    $32,890  $32,890  $  32,890  $9,505   $10,083  $  10,661  $8,855   $9,433  $  10,011
 2         11,025     32,890   32,890     32,890   9,008    10,156     11,372   8,358    9,506     10,722
 3         11,576     32,890   32,890     32,890   8,506    10,217     12,137   7,906    9,617     11,537
 4         12,155     32,890   32,890     32,890   7,999    10,264     12,961   7,399    9,664     12,361
 5         12,763     32,890   32,890     32,890   7,484    10,297     13,850   6,934    9,747     13,300
---------------------------------------------------------------------------------------------------------
 6         13,401     32,890   32,890     32,890   6,958    10,311     14,810   6,408    9,761     14,260
 7         14,071     32,890   32,890     32,890   6,418    10,305     15,848   5,918    9,805     15,348
 8         14,775     32,890   32,890     32,890   5,860    10,275     16,971   5,360    9,775     16,471
 9         15,513     32,890   32,890     32,890   5,279    10,216     18,188   4,829    9,766     17,738
10         16,289     32,890   32,890     32,890   4,672    10,124     19,511   4,222    9,674     19,061
---------------------------------------------------------------------------------------------------------
15         20,789     32,890   32,890     39,670   1,250     9,596     29,604   1,250    9,596     29,604
20         26,533          0   32,890     55,295       0     7,469     45,324       0    7,469     45,324
25         33,864          0   32,890     80,842       0     1,870     69,691       0    1,870     69,691
30         43,219          0        0    115,322       0         0    107,778       0        0    107,778
40         70,400          0        0    273,860       0         0    260,819       0        0    260,819
---------------------------------------------------------------------------------------------------------
50        114,674          0        0    621,916       0         0    615,758       0        0    615,758
60        186,792          0        0  1,595,665       0         0  1,595,665       0        0  1,595,665
70        304,264          0        0  4,176,539       0         0  4,176,539       0        0  4,176,539

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representa-tions can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any pe-riod of time. All values are net of the following charges: asset manage-ment = .53% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 45, Non-Tobacco
$42,170 specified amount
$10,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross 0% gross  6% gross 12% gross 0% gross  6% gross 12% gross
----------------------------------------------------------------------------------------------------------
  1       $10,500    $42,170  $42,170  $  42,170  $9,625   $10,204  $  10,783  $8,975   $ 9,554  $  10,133
  2        11,025     42,170   42,170     42,170   9,262    10,414     11,632   8,612     9,764     10,982
  3        11,576     42,170   42,170     42,170   8,910    10,630     12,553   8,310    10,030     11,953
  4        12,155     42,170   42,170     42,170   8,569    10,851     13,552   7,969    10,251     12,952
  5        12,763     42,170   42,170     42,170   8,239    11,078     14,636   7,689    10,528     14,086
----------------------------------------------------------------------------------------------------------
  6        13,401     42,170   42,170     42,170   7,920    11,311     15,811   7,370    10,761     15,261
  7        14,071     42,170   42,170     42,170   7,611    11,550     17,086   7,111    11,050     16,586
  8        14,775     42,170   42,170     42,170   7,311    11,796     18,468   6,811    11,296     17,968
  9        15,513     42,170   42,170     42,170   7,021    12,048     19,968   6,571    11,598     19,518
 10        16,289     42,170   42,170     42,170   6,740    12,307     21,594   6,290    11,857     21,144
----------------------------------------------------------------------------------------------------------
 15        20,789     42,170   42,170     45,308   5,751    14,420     33,812   5,751    14,420     33,812
 20        26,533     42,170   42,170     65,273   4,865    16,951     53,502   4,865    16,951     53,502
 25        33,864     42,170   42,170     98,523   4,072    19,986     84,933   4,072    19,986     84,933
 30        43,219     42,170   42,170    144,349   3,362    23,622    134,906   3,362    23,622    134,906
 40        70,400     42,170   42,170    358,038   2,157    33,204    340,989   2,157    33,204    340,989
----------------------------------------------------------------------------------------------------------
 50       114,674     42,170   47,676    861,736   1,191    47,204    853,204   1,191    47,204    853,204
 60       186,792     42,170   72,588  2,278,137     730    72,588  2,278,137     730    72,588  2,278,137
 70       304,264     42,170  112,943  6,143,986     634   112,943  6,143,986     634   112,943  6,143,986

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representa-tions can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any pe-riod of time. All values are net of the following charges: asset manage-ment = .53% (current average); 12b-1 fees = .25%; mortality and expenses risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 45, Select Non-Tobacco $42,170 specified amount $10,000 initial premium using guaranteed charges

                    Death benefit               Policy value                Net cash surrender value
        Premiums    --------------------------- --------------------------- ---------------------------
        accumulated assuming hypothetical       assuming hypothetical       assuming hypothetical
End of  at 5%       gross annual  return of     gross annual  return of     gross annual  return of
policy  interest    --------------------------- --------------------------- ---------------------------
year    per year    0% gross 6% gross 12% gross 0% gross 6% gross 12% gross 0% gross 6% gross 12% gross
-------------------------------------------------------------------------------------------------------
 1       $ 10,500   $ 42,170 $ 42,170 $  42,170 $ 9,544  $ 10,122 $  10,701 $ 8,894  $ 9,472  $  10,051
 2         11,025     42,170   42,170    42,170   9,090    10,240    11,457   8,440    9,590     10,807
 3         11,576     42,170   42,170    42,170   8,639    10,351    12,273   8,039    9,751     11,673
 4         12,155     42,170   42,170    42,170   8,187    10,456    13,155   7,587    9,856     12,555
 5         12,763     42,170   42,170    42,170   7,734    10,553    14,107   7,184   10,003     13,557
-------------------------------------------------------------------------------------------------------
 6         13,401     42,170   42,170    42,170   7,278    10,640    15,136   6,728   10,090     14,586
 7         14,071     42,170   42,170    42,170   6,817    10,715    16,248   6,317   10,215     15,748
 8         14,775     42,170   42,170    42,170   6,348    10,775    17,450   5,848   10,275     16,950
 9         15,513     42,170   42,170    42,170   5,867    10,818    18,750   5,417   10,368     18,300
10         16,289     42,170   42,170    42,170   5,372    10,841    20,158   4,922   10,391     19,708
-------------------------------------------------------------------------------------------------------
15         20,789     42,170   42,170    42,170   2,770    11,143    30,822   2,770   11,143     30,822
20         26,533          0   42,170    58,511       0    10,401    47,960       0   10,401     47,960
25         33,864          0   42,170    86,952       0     7,354    74,959       0    7,354     74,959
30         43,219          0        0   125,505       0         0   117,294       0        0    117,294
40         70,400          0        0   301,879       0         0   287,504       0        0    287,504
-------------------------------------------------------------------------------------------------------
50        114,674          0        0   689,558       0         0   682,730       0        0    682,730
60        186,792          0        0 1,769,215       0         0 1,769,215       0        0  1,769,215
70        304,264          0        0 4,630,793       0         0 4,630,793       0        0  4,630,793

The hypothetical gross annual returns
shown above and elsewhere in this
prospectus are illustrative only and
should not be deemed a representation
of past or future gross annual re-
turns. Actual gross annual returns
may be more or less than those shown.
The death benefits and cash value for
a contract would be different from
those shown if the actual gross an-
nual returns average 0.00%, 6.00% and
12.00% over a period of years, but
also fluctuated above or below those
averages for individual contract
years. No representa-
tions can be made by Lincoln Life or
any of the funds that these hypothet-
ical gross annual returns can be
achieved for any one year or sus-
tained over any period of time. All
values are net of the following
charges: asset management = .53%
(current average); 12b-1 fees = .25%;
mortality and expense risk = .90%;
and miscellaneous expense = .03%.
Values illustrated are also net of
cost of insurance charge, monthly ad-
ministrative charge, and policy value
charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Female issue age 55, Select Tobacco
$72,400 specified amount
$25,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ---------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ---------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6% gross 12% gross
---------------------------------------------------------------------------------------------------------
 1      $ 26,250    $72,400  $ 72,400 $   72,400 $24,006   $25,449 $   26,890 $22,381  $ 23,824 $  25,265
 2        27,563     72,400    72,400     72,400  23,049    25,907     28,927  21,424    24,282    27,302
 3        28,941     72,400    72,400     72,400  22,128    26,374     31,123  20,628    24,874    29,623
 4        30,388     72,400    72,400     72,400  21,241    26,851     33,490  19,741    25,351    31,990
 5        31,907     72,400    72,400     72,400  20,388    27,338     36,043  19,013    25,963    34,668
---------------------------------------------------------------------------------------------------------
 6        33,502     72,400    72,400     72,400  19,567    27,835     38,802  18,192    26,460    37,427
 7        35,178     72,400    72,400     72,400  18,776    28,342     41,807  17,526    27,092    40,557
 8        36,936     72,400    72,400     72,400  18,015    28,859     45,096  16,765    27,609    43,846
 9        38,783     72,400    72,400     72,400  17,282    29,386     48,699  16,157    28,261    47,574
10        40,722     72,400    72,400     72,400  16,576    29,925     52,695  15,451    28,800    51,570
---------------------------------------------------------------------------------------------------------
15        51,973     72,400    72,400     97,096  14,123    34,478     83,703  14,123    34,478    83,703
20        66,332     72,400    72,400    142,952  11,992    39,773    133,600  11,992    39,773   133,600
25        84,659     72,400    72,400    224,867  10,140    45,931    214,159  10,140    45,931   214,159
30       108,049     72,400    72,400    357,214   8,530    53,217    340,204   8,530    53,217   340,204
40       176,000     72,400    73,217    847,883   5,917    72,492    839,488   5,917    72,492   839,488
---------------------------------------------------------------------------------------------------------
50       286,685     72,400   111,671  2,241,515   4,531   111,671  2,241,515   4,531   111,671 2,241,515
60       466,980     72,400   173,754  6,045,217   3,935   173,754  6,045,217   3,935   173,754 6,045,217

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All val-ues are net of the following charges: asset management = .53% (current aver-age); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Female issue age 55, Select Tobacco
$72,400 specified amount
$25,000 initial premium using guaranteed charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated aassuming hypothetical       assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross 0% gross  6% gross 12% gross 0% gross  6% gross 12% gross
----------------------------------------------------------------------------------------------------------
 1       $ 26,250    $72,400  $72,400  $  72,400  $23,765  $25,213  $  26,661  $22,140  $23,588  $  25,036
 2         27,563     72,400   72,400     72,400   22,524   25,403     28,455   20,899   23,778     26,830
 3         28,941     72,400   72,400     72,400   21,275   25,573     30,399   19,775   24,073     28,899
 4         30,388     72,400   72,400     72,400   20,018   25,721     32,513   18,518   24,221     31,013
 5         31,907     72,400   72,400     72,400   18,750   25,845     34,813   17,375   24,470     33,438
----------------------------------------------------------------------------------------------------------
 6         33,502     72,400   72,400     72,400   17,464   25,939     37,317   16,089   24,564     35,942
 7         35,178     72,400   72,400     72,400   16,146   25,993     40,044   14,896   24,743     38,794
 8         36,936     72,400   72,400     72,400   14,781   25,992     43,012   13,531   24,742     41,762
 9         38,783     72,400   72,400     72,400   13,350   25,921     46,247   12,225   24,796     45,122
10         40,722     72,400   72,400     72,400   11,839   25,769     49,783   10,714   24,644     48,658
----------------------------------------------------------------------------------------------------------
15         51,973     72,400   72,400     90,055    3,228   24,996     77,634    3,228   24,996     77,634
20         66,332          0   72,400    130,617        0   20,335    122,072        0   20,335    122,072
25         84,659          0   72,400    202,413        0    4,847    192,774        0    4,847    192,774
30        108,049          0        0    316,770        0        0    301,685        0        0    301,685
40        176,000          0        0    729,718        0        0    722,493        0        0    722,493
----------------------------------------------------------------------------------------------------------
50        286,685          0        0  1,872,255        0        0  1,872,255        0        0  1,872,255
60        466,980          0        0  4,900,493        0        0  4,900,493        0        0  4,900,493

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representa-tions can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any pe-riod of time. All values are net of the following charges asset manage-ment = .53% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Female issue age 55, Select Non-Tobacco
$81,375 specified amount
$25,000 initial premium using current charges

                    Death benefit                 Policy value                  Net cash surrender value
        Premiums    ----------------------------- ----------------------------- ---------------------------
        Accumulated assuming hypothetical         assuming hypothetical         assuming hypothetical
End of  at 5%       gross annual return of        gross annual return of        gross annual return of
policy  interest    ----------------------------- ----------------------------- ---------------------------
year    per year    0% gross  6% gross 12% gross  0% gross  6% gross 12% gross  0% gross 6% gross 12% gross
-----------------------------------------------------------------------------------------------------------
 1       $ 26,250    $81,375  $ 81,375 $   81,375  $24,151  $ 25,603 $   27,052 $22,526  $23,978  $  25,427
 2         27,563     81,375    81,375     81,375   23,329    26,221     29,277  21,704   24,596     27,652
 3         28,941     81,375    81,375     81,375   22,532    26,856     31,691  21,032   25,356     30,191
 4         30,388     81,375    81,375     81,375   21,761    27,508     34,309  20,261   26,008     32,809
 5         31,907     81,375    81,375     81,375   21,014    28,177     37,148  19,639   26,802     35,773
-----------------------------------------------------------------------------------------------------------
 6         33,502     81,375    81,375     81,375   20,291    28,864     40,227  18,916   27,489     38,852
 7         35,178     81,375    81,375     81,375   19,591    29,569     43,567  18,341   28,319     42,317
 8         36,936     81,375    81,375     81,375   18,913    30,293     47,189  17,663   29,043     45,939
 9         38,783     81,375    81,375     81,375   18,256    31,036     51,133  17,131   29,911     50,008
10         40,722     81,375    81,375     81,375   17,620    31,799     55,458  16,495   30,674     54,333
-----------------------------------------------------------------------------------------------------------
15         51,973     81,375    81,375    102,579   15,493    37,779     88,430  15,493   37,779     88,430
20         66,332     81,375    81,375    151,649   13,588    44,947    141,728  13,588   44,947    141,728
25         84,659     81,375    81,375    239,132   11,882    53,657    227,745  11,882   53,657    227,745
30        108,049     81,375    81,375    380,886   10,355    64,305    362,749  10,355   64,305    362,749
40        176,000     81,375    93,796    917,373    7,764    92,867    908,290   7,764   92,867    908,290
-----------------------------------------------------------------------------------------------------------
50        286,685     81,375   143,058  2,425,223    6,214   143,058  2,425,223   6,214  143,058  2,425,223
60        466,980     81,375   222,590  6,540,666    5,397   222,590  6,540,666   5,397  222,590  6,540,666

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns aver-aged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representa-tions can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .53% (current average); 12b-1 fees = .25%; mortality and expense risk =
 .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Female issue age 55, Select Non-Tobacco
$81,375 specified amount
$25,000 initial premium using guaranteed charges

                    Death benefit                 Policy value                  Net cash surrender value
        Premiums    ----------------------------- ----------------------------- ----------------------------
        accumulated assuming hypothetical         assuming hypothetical         assuming hypothetical
End of  at 5%       gross  annual return of       gross  annual return of       gross  annual return of
policy  interest    ----------------------------- ----------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross  0% gross  6% gross 12% gross  0% gross 6% gross 12% gross
------------------------------------------------------------------------------------------------------------
 1       $ 26,250    $81,375  $81,375  $   81,375  $23,868  $25,316  $   26,765 $22,243  $23,691  $   25,140
 2         27,563     81,375   81,375      81,375   22,735   25,618      28,671  21,110   23,993      27,046
 3         28,941     81,375   81,375      81,375   21,600   25,905      30,735  20,100   24,405      29,235
 4         30,388     81,375   81,375      81,375   20,464   26,177      32,973  18,964   24,677      31,473
 5         31,907     81,375   81,375      81,375   19,321   26,431      35,401  17,946   25,056      34,026
------------------------------------------------------------------------------------------------------------
 6         33,502     81,375   81,375      81,375   18,164   26,661      38,036  16,789   25,286      36,661
 7         35,178     81,375   81,375      81,375   16,985   26,860      40,896  15,735   25,610      39,646
 8         36,936     81,375   81,375      81,375   15,769   27,015      43,999  14,519   25,765      42,749
 9         38,783     81,375   81,375      81,375   14,501   27,113      47,368  13,376   25,988      46,243
10         40,722     81,375   81,375      81,375   13,171   27,146      51,048  12,046   26,021      49,923
------------------------------------------------------------------------------------------------------------
15         51,973     81,375   81,375      92,487    5,781   27,612      79,730   5,781   27,612      79,730
20         66,332          0   81,375     134,699        0   24,816     125,887       0   24,816     125,887
25         84,659          0   81,375     209,249        0   12,881     199,285       0   12,881     199,285
30        108,049          0        0     328,340        0        0     312,705       0        0     312,705
40        176,000          0        0     758,520        0        0     751,010       0        0     751,010
------------------------------------------------------------------------------------------------------------
50        286,685          0        0   1,946,154        0        0   1,946,154       0        0   1,946,154
60        466,980          0        0   5,093,916        0        0   5,093,916       0        0   5,093,916

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns aver-aged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross an-nual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .53% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of in-surance charges, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 65, Select Tobacco
$85,100 specified amount
$50,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6% gross 12% gross
----------------------------------------------------------------------------------------------------------
  1      $ 52,500   $85,100  $ 85,100 $   85,100 $48,076  $ 51,019 $   53,904 $44,826  $ 47,769 $   50,654
  2        55,125    85,100    85,100     85,100  46,218    52,060     58,114  42,968    48,810     54,864
  3        57,881    85,100    85,100     85,100  44,431    53,121     62,651  41,431    50,121     59,651
  4        60,775    85,100    85,100     85,100  42,710    54,204     67,544  39,710    51,204     64,544
  5        63,814    85,100    85,100     85,100  41,053    55,309     72,895  38,303    52,559     70,145
----------------------------------------------------------------------------------------------------------
  6        67,005    85,100    85,100     90,695  39,459    56,437     78,866  36,709    53,687     76,116
  7        70,355    85,100    85,100     96,480  37,924    57,588     85,380  35,424    55,088     82,880
  8        73,873    85,100    85,100    102,667  36,447    58,762     92,492  33,947    56,262     89,992
  9        77,566    85,100    85,100    109,303  35,024    59,960    100,278  32,774    57,710     98,028
 10        81,445    85,100    85,100    116,448  33,655    61,183    108,830  31,405    58,933    106,580
----------------------------------------------------------------------------------------------------------
 15       103,946    85,100    85,100    181,387  28,963    71,155    172,750  28,963    71,155    172,750
 20       132,665    85,100    87,294    284,933  24,886    83,137    271,364  24,886    83,137    271,364
 25       169,318    85,100   102,744    441,519  21,343    97,851    420,494  21,343    97,851    420,494
 30       216,097    85,100   117,844    666,716  18,265   116,677    660,115  18,265   116,677    660,115
 40       351,999    85,100   179,736  1,762,570  14,530   179,736  1,762,570  14,530   179,736  1,762,570
----------------------------------------------------------------------------------------------------------
 50       573,370    85,100   279,659  4,753,535  12,619   279,659  4,753,535  12,619   279,659  4,753,535

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year of sustained over any period of time. All val-ues are net of the following charges: asset management = .53% (current aver-age); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 65, Select Tobacco$85,100 specified amount $50,000 initial premium using guaranteed charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- --------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- --------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6%gross 12% gross
--------------------------------------------------------------------------------------------------------
 1       $ 52,500   $85,100  $85,100  $   85,100 $47,156  $50,134  $   53,059 $43,906  $46,884 $  49,809
 2         55,125    85,100   85,100      85,100  44,149   50,156      56,407  40,899   46,906    53,157
 3         57,881    85,100   85,100      85,100  40,957   50,054      60,103  37,957   47,054    57,103
 4         60,775    85,100   85,100      85,100  37,546   49,765      64,217  34,546   46,765    61,217
 5         63,814    85,100   85,100      85,100  33,872   49,289      68,836  31,122   46,539    66,086
--------------------------------------------------------------------------------------------------------
 6         67,005    85,100   85,100      85,176  29,876   48,609      74,066  27,126   45,859    71,316
 7         70,355    85,100   85,100      90,322  25,483   47,677      79,931  22,983   45,177    77,431
 8         73,873    85,100   85,100      95,826  20,593   46,436      86,330  18,093   43,936    83,830
 9         77,566    85,100   85,100     101,716  15,090   44,813      93,317  12,840   42,563    91,067
10         81,445    85,100   85,100     108,041   8,832   42,721     100,973   6,582   40,471    98,723
--------------------------------------------------------------------------------------------------------
15        103,946         0   85,100     165,792       0   23,280     157,898       0   23,280   157,898
20        132,665         0        0     256,568       0        0     244,351       0        0   244,351
25        169,318         0        0     391,663       0        0     373,012       0        0   373,012
30        216,097         0        0     582,648       0        0     576,879       0        0   576,879
40        351,999         0        0   1,494,914       0        0   1,494,914       0        0 1,494,914
--------------------------------------------------------------------------------------------------------
50        573,370         0        0   3,912,829       0        0   3,912,829       0        0 3,912,829

The hypothetical gross annual returns
shown above and elsewhere in this
prospectus are illustrative only and
should not be deemed a representation
of past or future gross annual
returns. Actual gross annual returns
may be more or less than those shown.
The death benefits and cash value for
a contract would be different from
those shown if the actual gross
annual returns averaged 0.00%, 6.00%
and 12.00% over a period of years,
but also fluctuated above or below
those averages for individual
contract years. No representa-
tions can be made by Lincoln Life or
any of the funds that these
hypothetical gross annual returns can
be achieved for any one year or
sustained over any period of time.
All values are net of the following
charges: asset management = .53%
(current average); 12b-1 fees= .25%;
mortality and expense risk = .90%;
and miscellaneous expense = .03%.
Values illustrated are also net of
cost of insurance charge, monthly
administrative charge, and policy
value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Male issue age 65, Select Non-Tobacco
$96,100 specified amount
$50,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6% gross 12% gross
----------------------------------------------------------------------------------------------------------
 1      $ 52,500    $96,100  $ 96,100 $  96,100  $48,366  $ 51,327 $  54,229  $45,116  $ 48,077 $   50,979
 2        55,125     96,100    96,100    96,100   46,778    52,689    58,816   43,528    49,439     55,566
 3        57,881     96,100    96,100    96,100   45,241    54,088    63,791   42,241    51,088     60,791
 4        60,775     96,100    96,100    96,100   43,752    55,523    69,187   40,752    52,523     66,187
 5        63,814     96,100    96,100    96,100   42,310    56,997    75,039   39,560    54,247     72,289
----------------------------------------------------------------------------------------------------------
 6        67,005     96,100    96,100    96,100   40,914    58,510    81,387   38,164    55,760     78,637
 7        70,355     96,100    96,100    99,793   39,562    60,062    88,313   37,062    57,562     85,813
 8        73,873     96,100    96,100   106,447   38,253    61,657    95,898   35,753    59,157     93,398
 9        77,566     96,100    96,100   113,558   36,985    63,293   104,181   34,735    61,043    101,931
10        81,445     96,100    96,100   121,179   35,757    64,973   113,251   33,507    62,723    111,001
----------------------------------------------------------------------------------------------------------
15       103,946     96,100    96,100   189,958   31,732    77,866   180,912   31,732    77,866    180,912
20       132,665     96,100    97,985   300,567   28,128    93,319   286,255   28,128    93,319    286,255
25       169,318     96,100   117,430   474,241   24,902   111,838   451,658   24,902   111,838    451,658
30       216,097     96,100   136,059   723,414   22,013   134,712   716,251   22,013   134,712    716,251
40       351,999     96,100   207,518  1,912,459  18,103   207,518  1,912,459  18,103   207,518  1,912,459
----------------------------------------------------------------------------------------------------------
50       573,370     96,100   322,885  5,157,776  15,723   322,885  5,157,776  15,723   322,885  5,157,776

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those av-erages for individual contract years. No representa-tions can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any pe-riod of time. All values are net of the following charges: asset manage-ment = .53% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 65, Select Non-Tobacco
$96,100 specified amount
$50,000 initial premium using guaranteed charges

                    Death benefit               Policy value                Net cash surrender value
        Premiums    --------------------------- --------------------------- ---------------------------
        accumulated assuming hypothetical       assuming hypothetical       assuming hypothetical
End of  at 5%       gross annual return of      gross annual return of      gross annual return of
policy  interest    --------------------------- --------------------------- ---------------------------
year    per year    0% gross 6% gross 12% gross 0% gross 6% gross 12% gross 0% gross 6% gross 12% gross
-------------------------------------------------------------------------------------------------------
 1       $ 52,500   $96,100  $96,100  $  96,100 $47,478  $50,445  $  53,358 $44,228  $47,195  $  50,108
 2         55,125    96,100   96,100     96,100  44,851   50,803     56,991  41,601   47,553     53,741
 3         57,881    56,100   96,100     96,100  42,103   51,063     60,941  39,103   48,063     57,941
 4         60,775    96,100   96,100     96,100  39,209   51,210     65,260  36,209   48,211     62,260
 5         63,814    96,100   96,100     96,100  36,133   51,226     70,009  33,383   48,476     67,259
-------------------------------------------------------------------------------------------------------
 6         67,005    96,100   96,100     96,100  32,833   51,081     75,261  30,083   48,331     72,511
 7         70,355    96,100   96,100     96,100  29,251   50,743     81,112  26,751   48,243     78,612
 8         73,873    96,100   96,100     97,324  25,314   50,165     87,679  22,814   47,665     85,179
 9         77,566    96,100   96,100    103,513  20,933   49,247     94,966  18,683   46,997     92,716
10         81,445    96,100   96,100    110,130  16,015   47,957    102,925  13,765   45,707    100,675
-------------------------------------------------------------------------------------------------------
15        103,946         0   96,100    170,074       0   36,096    161,975       0   36,096    161,975
20        132,665         0        0    264,897       0        0    252,283       0        0    252,283
25        169,318         0        0    406,277       0        0    386,930       0        0    386,930
30        216,097         0        0    605,083       0        0    599,092       0        0    599,092
40        351,999         0        0  1,552,476       0        0  1,552,476       0        0  1,552,476
-------------------------------------------------------------------------------------------------------
50        573,370         0        0  4,063,493       0        0  4,063,493       0        0  4,063,493

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns aver-aged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross an-nual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .53% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of in-surance charge, monthly administrative charge, and policy value charge.

APPENDIX C

Definitions for Separate Account F

Age -- The age at the insured's last birthday on the policy date.

Attained age -- The age of the insured on the policy anniversary on or next preceding any monthly anniversary day.

Beneficiary -- The beneficiary is designated by the owner in the application. If changed, the beneficiary is as shown in the latest change filed with Lin-coln Life. If no beneficiary survives the insured, the owner or the owner's estate will receive the benefit.

Free look period -- The period of time in which the owner may cancel the pol-icy and receive a refund. The owner may cancel the policy within 10 days of receipt, or 45 days after Part 1 of the application is signed, or within 10 days after mailing or personal delivery of the Notice of Withdrawal Right.

Fund -- Any of the funds in which the Separate Account may invest; currently, the American Variable Insurance Series is available.

General account -- The assets of Lincoln Life other than those allocated to the Separate Account or any other Separate Account.

Initial premium -- The premium which is paid at the issue of the policy to place the policy in force. The initial premium must be at least equal to 80% of the federal maximum premium limitation at issue.

Insured--The person upon whose life the policy is issued, and who is so named on the Policy Schedule.

Investment amount -- The portion of the policy value allocated to the Separate Account.

Lincoln Life (we, our, us)--Lincoln National Life Insurance Co.

Monthly anniversary day -- The same date in each month as the policy date.

Net cash surrender value -- The amount payable to the owner upon surrender of the policy. It is equal to the policy value minus any surrender charge, minus any outstanding loan and minus any unpaid loan interest.

Net investment results -- The net investment results are the changes in the unit values of the subaccounts from the previous valuation day to the current day. The net investment results are equal to the per unit change in the market value of each fund's assets, reduced by the per unit share of the asset man-agement charge, 12b-1 fee, any miscellaneous expenses incurred by the fund, and the mortality and expense risk charge for the period, and increased by the per unit share of any dividends credited by the fund to the subaccount during the period.

No Lapse Benefit -- The guarantee that the policy will not lapse due to insuf-ficient net cash surrender value before the no lapse benefit expiration date shown on the policy schedule. The no lapse benefit period currently expires on the 10th policy anniversary for issue ages 75 and younger, and on the 1st pol-icy anniversary for issue ages above age 75.

Option date -- Any date the policy terminates under the termination provision.

Owner (you, your) -- The person so designated in the application or as subse-quently changed. If a policy has been absolutely assigned, the assignee is the owner. A collateral assignee is not the owner.

Policy -- The Flexible Premium Variable Life Insurance policy offered by Lin-coln Life and described in this prospectus.

Policy date -- The date set forth in the policy that is used to determine pol-icy years and policy months. Policy anniversaries are measured from the policy date. The policy date is ordinarily the earlier of the date the full initial premium is received from the owner or the date on which the policy is approved for issue.

Policy value -- The sum of all amounts allocated to the Separate Account and to the General Account at any time, plus any outstanding loan.

Proceeds -- The amount payable on surrender of the policy, or after the death of any insured person. The proceeds will be different on each of these events.

Record date -- The date the policy is recorded on the books of Lincoln Life as an in-force policy. Ordinarily, the policy will be recorded as in-force within three business days after the later of the date we receive the last outstand-ing requirement or the date of underwriting approval. The record date controls the timing of the transfer of initial assets from the General Account to the various subaccounts.

Separate Account -- The Lincoln Life Flexible Premium Variable Life Account F, a Separate Account established by Lincoln Life to receive and invest net pre-miums paid under the policy.

Series -- Any of the series in which the Separate Account may invest; current-ly, the sole series is American Variable Insurance Series.

Specified amount -- The minimum death benefit payable under the policy so long as the policy remains in force. The death benefit proceeds will be reduced by any outstanding loan and any due and unpaid charges, and increased by any un-earned loan interest.

Subaccount -- A subdivision of the Separate Account. Each subaccount invests exclusively in the shares of a specified fund.

Surrender charge -- A charge deducted from policy value upon surrender of the policy.

Unit -- An accounting unit of measure used to calculate the value of an invest-ment in a specified subaccount.

Unit value -- The dollar value of a unit in a specified subaccount on a speci-fied valuation date.

This page was intentionally left blank.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

STATEMENT OF NET ASSETS

DECEMBER 31, 1997



                                        Percent                      Cash
                                        of Net              Bond     Management
                                        Assets  Combined    Account  Account
-------------------------------------------------------------------------------
ASSETS
 Investments in American Variable
 Insurance Series at net asset value:
 . Bond Fund
   14,847 shares at $10.43 per share
   (cost-$152,595)                         0.2% $   154,859 $154,859
 --------------------------------------
 . Cash Management Fund
   314,146 shares at $11.01 per share
   (cost-$3,488,584)                       5.1    3,458,753          $3,458,753
 --------------------------------------
 . High-Yield Bond Fund
   276,851 shares at $14.66 per share
   (cost-$3,906,531)                       6.0    4,058,643
 --------------------------------------
 . Growth-Income Fund
   702,472 shares at $36.42 per share
   (cost-$20,306,455)                     37.7   25,584,025
 --------------------------------------
 . Growth Fund
   441,553 shares at $44.98 per share
   (cost-$15,926,222)                     29.2   19,861,070
 --------------------------------------
 . U.S. Government/AAA-Rated Securities
   Fund
   340,282 shares at $11.10 per share
   (cost-$3,752,289)                       5.6    3,777,130
 --------------------------------------
 . International Fund
   478,094 shares at $14.43 per share
   (cost-$6,963,103)                      10.2    6,922,805
 --------------------------------------
 . Asset Allocation Fund
   249,826 shares at $15.32 per share
   (cost-$3,621,505)                       5.6    3,827,339
 --------------------------------------
 . Global Growth Fund
   27,480 shares at $10.78 per share
   (cost-$298,173)                         0.4      296,235
 --------------------------------------  -----  ----------- -------- ----------
TOTAL ASSETS
 (Cost-$58,415,457)                      100.0   67,940,859  154,859  3,458,753
 --------------------------------------
LIABILITY--
Payable to Lincoln National Life
 Insurance Company                         0.0        2,317        5        118
---------------------------------------  -----  ----------- -------- ----------
NET ASSETS                               100.0% $67,938,542 $154,854 $3,458,635
---------------------------------------  =====  =========== ======== ==========
UNITS OUTSTANDING                                            132,562  2,300,083
---------------------------------------                     ======== ==========
NET ASSET VALUE PER UNIT                                      $1.168     $1.504
---------------------------------------                     ======== ==========

See accompanying notes to financial statements.

                                    U.S.
                                    Government/
High-Yield  Growth-                 AAA-Rated                 Asset      Global
Bond        Income      Growth      Securities  International Allocation Growth
Account     Account     Account     Account     Account       Account    Account
---------------------------------------------------------------------------------













$4,058,643



            $25,584,025



                        $19,861,070




                                    $3,777,130



                                                 $6,922,805



                                                              $3,827,339



                                                                         $296,235
----------  ----------- ----------- ----------   ----------   ---------- --------

 4,058,643   25,584,025  19,861,070  3,777,130    6,922,805    3,827,339  296,235



       139          866         673        129          246          131       10
----------  ----------- ----------- ----------   ----------   ---------- --------
$4,058,504  $25,583,159 $19,860,397 $3,777,001   $6,922,559   $3,827,208 $296,225
==========  =========== =========== ==========   ==========   ========== ========
 1,455,005    6,784,360   4,606,675  1,923,768    3,749,845    1,802,720  275,099
==========  =========== =========== ==========   ==========   ========== ========
    $2.789       $3.771      $4.311     $1.963       $1.846       $2.123   $1.077
==========  =========== =========== ==========   ==========   ========== ========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

STATEMENTS OF OPERATIONS

                                                                  Cash
                                                         Bond     Management
                                            Combined     Account  Account
----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
Net investment income:
 .Dividends from investment income          $ 1,252,832       --   $125,603
 -----------------------------------------
 .Dividends from net realized gain on
  investments                                 1,586,142       --          0
 -----------------------------------------
 .Mortality and expense risk charge            (442,101)      --    (27,945)
 -----------------------------------------  -----------  -------   --------
NET INVESTMENT INCOME                         2,396,873       --     97,658
------------------------------------------
Net realized and unrealized gain (loss) on
 investments:
 .Net realized gain (loss) on investments       527,229       --      8,545
 -----------------------------------------
 .Net change in unrealized appreciation or
   depreciation on investments                4,708,861       --    (13,686)
 -----------------------------------------  -----------  -------   --------
NET GAIN (LOSS) ON INVESTMENTS                5,236,090       --     (5,141)
------------------------------------------  -----------  -------   --------
NET INCREASE IN NET ASSETS RESULTING FROM
 OPERATIONS                                 $ 7,632,963       --   $ 92,517
------------------------------------------  ===========  =======   ========
YEAR ENDED DECEMBER 31, 1996
Net investment income:
 .Dividends from investment income          $ 1,278,281  $ 1,617   $158,350
 -----------------------------------------
 .Dividends from net realized gain on
  investments                                 2,577,711        0          0
 -----------------------------------------
 .Mortality and expense risk charge            (540,498)    (257)   (39,817)
 -----------------------------------------  -----------  -------   --------
NET INVESTMENT INCOME                         3,315,494    1,360    118,533
------------------------------------------
Net realized and unrealized gain (loss) on
 investments:
 .Net realized gain on investments            1,163,196    1,419     10,778
 -----------------------------------------
 .Net change in unrealized appreciation or
   depreciation on investments                  833,877       (2)   (11,163)
 -----------------------------------------  -----------  -------   --------
NET GAIN (LOSS) ON INVESTMENTS                1,997,073    1,417       (385)
------------------------------------------  -----------  -------   --------
NET INCREASE IN NET ASSETS RESULTING FROM
 OPERATIONS                                 $ 5,312,567  $ 2,777   $118,148
------------------------------------------  ===========  =======   ========
YEAR ENDED DECEMBER 31, 1997
Net investment income:
 .Dividends from investment income          $ 1,550,226  $ 7,378   $210,279
 -----------------------------------------
 .Dividends from net realized gain on
  investments                                 5,730,418    1,765          0
 -----------------------------------------
 .Mortality and expense risk charge            (739,534)  (1,411)   (51,918)
 -----------------------------------------  -----------  -------   --------
NET INVESTMENT INCOME                         6,541,110    7,732    158,361
------------------------------------------
Net realized and unrealized gain (loss) on
 investments:
 .Net realized gain (loss) on investments     1,463,015      222      6,491
 -----------------------------------------
 .Net change in unrealized appreciation or
   depreciation on investments                2,258,647    2,266     (7,991)
 -----------------------------------------  -----------  -------   --------
NET GAIN (LOSS) ON INVESTMENTS                3,721,662    2,488     (1,500)
------------------------------------------  -----------  -------   --------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                  $10,262,772  $10,220   $156,861
------------------------------------------  ===========  =======   ========

See accompanying Notes to financial statements.


                                  U.S.
High-                             Government/
Yield     Growth-                 AAA-Rated                 Asset      Global
Bond      Income      Growth      Securities  International Allocation Growth
Account   Account     Account     Account     Account       Account    Account
-------------------------------------------------------------------------------


$332,900  $  318,849  $   84,892   $ 277,020    $  66,376    $ 47,192       --


       0     559,151     919,940           0       59,299      47,752       --

 (42,751)   (153,973)   (122,795)    (47,668)     (32,274)    (14,695)      --
--------  ----------  ----------   ---------    ---------    --------  -------
 290,149     724,027     882,037     229,352       93,401      80,249       --



   2,863     148,499     338,085      12,456       14,231       2,550       --


 330,754   2,434,036   1,331,301     255,811      168,842     201,803       --
--------  ----------  ----------   ---------    ---------    --------  -------
 333,617   2,582,535   1,669,386     268,267      183,073     204,353       --
--------  ----------  ----------   ---------    ---------    --------  -------

$623,766  $3,306,562  $2,551,423   $ 497,619    $ 276,474    $284,602       --
========  ==========  ==========   =========    =========    ========  =======


$305,128  $  344,882  $   75,047   $ 254,325    $  75,494    $ 63,438       --


       0   1,285,259     973,370           0      192,271     126,811       --

 (42,312)   (194,093)   (152,717)    (42,257)     (48,336)    (20,709)      --
--------  ----------  ----------   ---------    ---------    --------  -------
 262,816   1,436,048     895,700     212,068      219,429     169,540       --



  79,255     389,876     586,803       9,685       44,775      40,605       --


  60,180     673,953     (64,090)   (161,672)     320,050      16,621       --
--------  ----------  ----------   ---------    ---------    --------  -------
 139,435   1,063,829     522,713    (151,987)     364,825      57,226       --
--------  ----------  ----------   ---------    ---------    --------  -------

$402,251  $2,499,877  $1,418,413   $  60,081    $ 584,254    $226,766       --
========  ==========  ==========   =========    =========    ========  =======


$331,279  $  429,919  $   95,703   $ 229,241    $ 135,843    $109,245  $ 1,339


  42,064   2,394,172   2,359,562           0      727,603     204,654      598

 (47,419)   (270,306)   (205,231)    (41,537)     (83,012)    (37,650)  (1,050)
--------  ----------  ----------   ---------    ---------    --------  -------
 325,924   2,553,785   2,250,034     187,704      780,434     276,249      887



  66,410     675,984     389,341      (2,010)     158,689     167,822      266


  (2,082)  1,384,066   1,361,804      47,345     (550,676)     25,853   (1,938)
--------  ----------  ----------   ---------    ---------    --------  -------
  64,328   2,060,050   1,751,145      45,335     (391,987)    193,475   (1,672)
--------  ----------  ----------   ---------    ---------    --------  -------

$390,252  $4,613,835  $4,001,179   $ 233,039    $ 388,447    $469,724  $  (785)
========  ==========  ==========   =========    =========    ========  =======

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS



                                                                  Cash
                                                        Bond      Management
                                            Combined    Account   Account
-----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1995               $30,719,456       --  $2,604,984
Changes from operations:
 . Net investment income                      2,396,873       --      97,658
 ------------------------------------------
 . Net realized gain on investments             527,229       --       8,545
 ------------------------------------------
 . Net change in unrealized appreciation or
   depreciation on investments                4,708,861       --     (13,686)
------------------------------------------- ----------- --------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM
 OPERATIONS                                   7,632,963       --      92,517
-------------------------------------------
Net increase (decrease) from unit
 transactions                                 1,193,904       --    (199,493)
------------------------------------------- ----------- --------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS       8,826,867       --    (106,976)
------------------------------------------- ----------- --------  ----------
NET ASSETS AT DECEMBER 31, 1995              39,546,323       --   2,498,008
-------------------------------------------
Changes from operations:
 . Net investment income                      3,315,494 $  1,360     118,533
 ------------------------------------------
 . Net realized gain on investments           1,163,196    1,419      10,778
 ------------------------------------------
 . Net change in unrealized appreciation or
   depreciation on investments                  833,877       (2)    (11,163)
------------------------------------------- ----------- --------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM
 OPERATIONS                                   5,312,567    2,777     118,148
-------------------------------------------
Net increase (decrease) from unit
 transactions                                 4,922,873   55,958   1,448,392
------------------------------------------- ----------- --------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS      10,235,440   58,735   1,566,540
------------------------------------------- ----------- --------  ----------
NET ASSETS AT DECEMBER 31, 1996              49,781,763   58,735   4,064,548
------------------------------------------- ----------- --------  ----------
Changes from operations:
 . Net investment income                      6,541,110    7,732     158,361
 ------------------------------------------
 . Net realized gain (loss) on investments    1,463,015      222       6,491
 ------------------------------------------
 . Net change in unrealized appreciation or
   depreciation on investments                2,258,647    2,266      (7,991)
------------------------------------------- ----------- --------  ----------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                   10,262,772   10,220     156,861
-------------------------------------------
Net increase (decrease) from unit
 transactions                                 7,894,007   85,899    (762,774)
------------------------------------------- ----------- --------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS      18,156,779   96,119    (605,913)
------------------------------------------- ----------- --------  ----------
NET ASSETS AT DECEMBER 31, 1997             $67,938,542 $154,854  $3,458,635
------------------------------------------- =========== ========  ==========


See accompanying notes to financial statements.

                                      U.S.
                                      Government/
 High-Yield  Growth-                  AAA-Rated                  Asset      Global
 Bond        Income      Growth       Securities   International Allocation Growth
 Account     Account     Account      Account      Account       Account    Account
-------------------------------------------------------------------------------------
 $2,975,271  $10,478,767 $ 7,702,707  $3,658,018    $2,378,109   $  921,600       --

    290,149      724,027     882,037     229,352        93,401       80,249       --

      2,863      148,499     338,085      12,456        14,231        2,550       --


    330,754    2,434,036   1,331,301     255,811       168,842      201,803       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------

    623,766    3,306,562   2,551,423     497,619       276,474      284,602       --


    132,619      320,027     947,072    (392,338)      204,677      181,340       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------
    756,385    3,626,589   3,498,495     105,281       481,151      465,942       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------
  3,731,656   14,105,356  11,201,202   3,763,299     2,859,260    1,387,542       --


    262,816    1,436,048     895,700     212,068       219,429      169,540       --

     79,255      389,876     586,803       9,685        44,775       40,605       --


     60,180      673,953     (64,090)   (161,672)      320,050       16,621       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------

    402,251    2,499,877   1,418,413      60,081       584,254      226,766       --


   (194,412)   1,217,257   1,139,258    (563,544)    1,462,514      357,450       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------
    207,839    3,717,134   2,557,671    (503,463)    2,046,768      584,216       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------
  3,939,495   17,822,490  13,758,873   3,259,836     4,906,028    1,971,758       --
 ----------  ----------- -----------  ----------    ----------   ---------- --------

    325,924    2,553,785   2,250,034     187,704       780,434      276,249 $    887

     66,410      675,984     389,341      (2,010)      158,689      167,622      266


     (2,082)   1,384,066   1,361,804      47,345      (550,676)      25,853   (1,938)
 ----------  ----------- -----------  ----------    ----------   ---------- --------

    390,252    4,613,835   4,001,179     233,039       388,447      469,724     (785)


   (271,243)   3,146,834   2,100,345     284,126     1,628,084    1,385,726  297,010
 ----------  ----------- -----------  ----------    ----------   ---------- --------
    119,009    7,760,669   6,101,524     517,165     2,016,531    1,855,450  296,225
 ----------  ----------- -----------  ----------    ----------   ---------- --------
 $4,058,504  $25,583,159 $19,860,397  $3,777,001    $6,922,559   $3,827,208 $296,225
 ==========  =========== ===========  ==========    ==========   ========== ========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997

1. ACCOUNTING POLICIES
The Separate Account: Lincoln Life Flexible Premium Variable Life Account F (Separate Account) was established as a segregated investment account of Lin-coln National Life Insurance Company (Lincoln Life) on May 29, 1987. The Sepa-rate Account was registered on November 20, 1987 under the Investment Company Act of 1940, as amended, as a unit investment trust, and commenced investment activity on January 4, 1988.
Investments: The Separate Account invests in the American Variable Insurance Series (AVIS) which consists of nine funds: Bond Fund, Cash Management Fund, High-Yield Bond Fund, Growth-Income Fund, Growth Fund, U.S. Government/AAA-Rated Securities Fund, International Fund, Asset Allocation Fund and Global Growth Fund (Funds). Investments in the Funds are stated at the closing net asset values per share on December 31, 1997. AVIS is registered as an open-end management investment company.
Investment transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by the average-cost method.
Dividends: Dividends paid to the Separate Account are automatically reinvested in shares of the Funds on the payable date.
Federal Income Taxes: Operations of the Separate Account form a part of and are taxed with operations of Lincoln Life, which is taxed as a "life insurance company" under the Internal Revenue Code. Using current law, no federal income taxes are payable with respect to the Separate Account's net investment income and the net realized gain on investments.

2. MORTALITY AND EXPENSE RISK CHARGE AND OTHER TRANSACTIONS WITH AFFILIATE Separate Account Charges: Amounts are charged daily to the Separate Account by Lincoln Life for a mortality and expense risk charge at an annual rate of .85% of the average daily net asset value of the Separate Account for the first ten policy years, and .75% for policy years thereafter.
For the first ten policy years, amounts are charged daily to the Separate Ac-count by Lincoln Life for the guaranteed death benefit at an annual rate of
 .10% of the average daily net asset value of the Separate Account.
Amounts are charged daily to the Separate Account by Lincoln Life for an ad-ministrative charge at an annual rate of .30% of the average daily net asset value of the Separate Account for the first ten policy years and .10% for pol-icy years thereafter.
Other Charges: Other charges, which are paid to Lincoln Life by redeeming Sep-arate Account units, are for the cost of insurance and contingent surrender charges. These other charges for 1997, 1996 and 1995 amounted to $627,688, $521,383 and $436,723, respectively.
Lincoln Life assumes the responsibility for providing the insurance benefits included in the policy. The cost of insurance is determined each month based upon the applicable insurance rate and the current death benefit. The cost of insurance can vary from month to month since the determination of both the in-surance rate and the current death benefit depends upon a number of variables as described in the Separate Account's prospectus.
Surrender charges are deducted if the policy is surrendered during the first ten policy years. The maximum rate for surrender charges, which decreases by policy year, ranges from 9% of the total first year premiums paid for surren-ders during the first policy year to 1% for surrenders during the tenth policy year.

This page was intentionally left blank.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS CONTINUED

3. NET ASSETS
Net Assets at December 31, 1997 consisted of the following:

                                               Cash        High-Yield Growth-
                                      Bond     Management  Bond       Income
                          Combined    Account  Account     Account    Account
---------------------------------------------------------------------------------
Unit transactions         $36,535,200 $141,857 $2,666,444  $1,644,117 $12,288,995
------------------------
Accumulated net
 investment income         17,211,335    9,092    772,162   1,967,125   6,415,587
------------------------
Accumulated net realized
 gain on investments        4,666,605    1,641     49,860     295,150   1,601,007
------------------------
Net unrealized
 appreciation
 (depreciation) on
 investments                9,525,402    2,264    (29,831)    152,112   5,277,570
------------------------  ----------- -------- ----------  ---------- -----------
                          $67,938,542 $154,854 $3,458,635  $4,058,504 $25,583,159
                          =========== ======== ==========  ========== ===========

4. SUMMARY OF CHANGES FROM UNIT TRANSACTIONS

                           Year Ended                 Year Ended
                           December 31, 1997          December 31, 1996
                           Units        Amount        Units       Amount
-------------------------------------------------------------------------------
Bond Account:
Purchases                       90,000  $     99,436     201,450  $    208,586
-------------------------
Redemptions                    (12,123)      (13,537)   (146,765)     (152,628)
-------------------------  -----------  ------------  ----------  ------------
                                77,877        85,899      54,685        55,958
Cash Management Account:
Purchases                   14,280,121    21,069,330  10,549,495    15,041,172
-------------------------
Redemptions                (14,787,164)  (21,832,104) (9,532,862)  (13,592,780)
-------------------------  -----------  ------------  ----------  ------------
                              (507,043)     (762,774)  1,016,633     1,448,392
High-Yield Bond Account:
Purchases                      434,944     1,153,178     718,336     1,716,073
-------------------------
Redemptions                   (547,819)   (1,424,421)   (811,050)   (1,910,485)
-------------------------  -----------  ------------  ----------  ------------
                              (112,875)     (271,243)    (92,714)     (194,412)
Growth-Income Account:
Purchases                    1,780,296     6,127,582   1,044,112     2,936,929
-------------------------
Redemptions                   (869,750)   (2,980,748)   (621,723)   (1,719,672)
-------------------------  -----------  ------------  ----------  ------------
                               910,546     3,146,834     422,389     1,217,257
Growth Account:
Purchases                    1,087,136     4,236,409   1,276,020     3,987,975
-------------------------
Redemptions                   (581,119)   (2,136,064)   (913,240)   (2,848,717)
-------------------------  -----------  ------------  ----------  ------------
                               506,017     2,100,345     362,780     1,139,258
U.S. Government/AAA-Rated
 Securities Account:
Purchases                      618,910     1,169,963     256,101       450,344
-------------------------
Redemptions                   (473,455)     (885,837)   (568,288)   (1,013,888)
-------------------------  -----------  ------------  ----------  ------------
                               145,455       284,126    (312,187)     (563,544)
International Account:
Purchases                    1,718,428     3,191,689   1,277,676     2,014,548
-------------------------
Redemptions                   (830,858)   (1,563,605)   (351,916)     (552,034)
-------------------------  -----------  ------------  ----------  ------------
                               887,570     1,628,084     925,760     1,462,514
Asset Allocation Account:
Purchases                    1,366,832     2,757,294     387,503       647,701
-------------------------
Redemptions                   (669,283)   (1,371,568)   (171,729)     (290,251)
-------------------------  -----------  ------------  ----------  ------------
                               697,549     1,385,726     215,774       357,450
Global Growth Account:
Purchases                      301,971       326,275          --            --
-------------------------
Redemptions                    (26,872)      (29,265)         --            --
-------------------------  -----------  ------------  ----------  ------------
                               275,099       297,010           0             0
                                        ------------              ------------
NET INCREASE FROM UNIT
 TRANSACTIONS                           $  7,894,007              $  4,922,873
                                        ============              ============

             U.S.
             Government/
             AAA-Rated                 Asset      Global
Growth       Securities  International Allocation Growth
Account      Account     Account       Account    Account
-----------------------------------------------------------
$ 9,169,754  $2,032,982   $5,495,220   $2,798,821 $297,010


  4,617,013   1,616,415    1,208,411      604,643      887


  2,138,782     102,763      259,226      217,910      266




  3,934,848      24,841      (40,298)     205,834   (1,938)
-----------  ----------   ----------   ---------- --------
$19,860,397  $3,777,001   $6,922,559   $3,827,208 $296,225
===========  ==========   ==========   ========== ========



Year Ended
December 31, 1995
Units        Amount
------------------------

         --          --

         --          --
-----------  ----------
          0           0

  3,219,898  $4,417,577

 (3,375,836) (4,617,070)
-----------  ----------
   (155,938)   (199,493)

    194,024     397,517

   (125,874)   (264,898)
-----------  ----------
     68,150     132,619

    523,394   1,210,343

   (392,334)   (890,316)
-----------  ----------
    131,060     320,027

    839,058   2,292,591

   (485,162) (1,345,519)
-----------  ----------
    353,896     947,072


    183,394     306,584

   (408,679)   (698,922)
-----------  ----------
   (225,285)   (392,338)

    413,293     577,192

   (269,256)   (372,515)
-----------  ----------
    144,037     204,677

    151,510     206,365

    (18,134)    (25,025)
-----------  ----------
    133,376     181,340

         --          --

         --          --
-----------  ----------
          0           0
             ----------

             $1,193,904
             ==========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS CONTINUED

5. PURCHASES AND SALES OF INVESTMENTS
The aggregate cost of investments purchased and the aggregate proceeds from in-vestments sold were as follows for 1997.

                                              Aggregate   Aggregate
                                              Cost of     Proceeds
                                              Purchases   from Sales
---------------------------------------------------------------------
Bond Account                                  $   104,812 $    11,238
-----------------------------------------------------------
Cash Management Account                        11,738,185  12,346,768
-----------------------------------------------------------
High-Yield Bond Account                         1,430,027   1,379,300
-----------------------------------------------------------
Growth-Income Account                           8,124,651   2,442,070
-----------------------------------------------------------
Growth Account                                  6,036,769   1,700,562
-----------------------------------------------------------
U.S. Government/AAA-Rated Securities Account    1,357,554     889,062
-----------------------------------------------------------
International Account                           3,808,704   1,404,944
-----------------------------------------------------------
Asset Allocation Account                        3,006,711   1,346,680
-----------------------------------------------------------
Global Growth Account                             319,015      21,108
                                              ----------- -----------
                                              $35,926,428 $21,541,732
                                              =========== ===========

6. NEW INVESTMENT FUNDS
Effective January 1, 1996, the AVIS Bond Fund became available as an investment option for Separate Account contract owners. Effective April 25, 1997, the AVIS Global Growth Fund became available as an investment option for Separate Ac-count contract owners.

REPORT OF ERNST & YOUNG LLP,INDEPENDENT AUDITORS

Board of Directors of Lincoln National Life Insurance Company and
Policyowners of Lincoln National Flexible Premium Variable Life Account F

We have audited the accompanying statement of net assets of Lincoln National Flexible Premium Variable Life Account F (Separate Account) as of December 31, 1997, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally ac-cepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the fi-nancial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the ac-counting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial po-sition of Lincoln National Flexible Premium Variable Life Account F at December 31, 1997, and the results of its oper-ations and the changes in its net assets for each of the three years in the period then ended in conformity with gen-erally accepted accounting principles.

                                    /s/ Ernst & Young LLP

Fort Wayne, Indiana
March 20, 1998

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50

This page was intentionally left blank.

This page was intentionally left blank.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                                                      DECEMBER 31
                                                                                      1997       1996
                                                                                      ---------  ---------
                                                                                      (IN MILLIONS)
                                                                                      --------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                                                 $18,560.7  $19,389.6
------------------------------------------------------------------------------------
Preferred stocks                                                                          257.3      239.7
------------------------------------------------------------------------------------
Unaffiliated common stocks                                                                436.0      358.3
------------------------------------------------------------------------------------
Affiliated common stocks                                                                  412.1      241.5
------------------------------------------------------------------------------------
Mortgage loans on real estate                                                           3,012.7    2,976.7
------------------------------------------------------------------------------------
Real estate                                                                               584.4      621.3
------------------------------------------------------------------------------------
Policy loans                                                                              660.5      626.5
------------------------------------------------------------------------------------
Other investments                                                                         335.5      282.7
------------------------------------------------------------------------------------
Cash and short-term investments                                                         2,133.0      759.2
------------------------------------------------------------------------------------  ---------  ---------
Total cash and investments                                                             26,392.2   25,495.5
------------------------------------------------------------------------------------

Premiums and fees in course of collection                                                  42.4       60.9
------------------------------------------------------------------------------------
Accrued investment income                                                                 343.5      343.6
------------------------------------------------------------------------------------
Funds withheld by ceding companies                                                         44.1       25.8
------------------------------------------------------------------------------------
Other admitted assets                                                                     216.0      355.7
------------------------------------------------------------------------------------
Separate account assets                                                                31,330.9   23,735.1
------------------------------------------------------------------------------------  ---------  ---------
Total admitted assets                                                                 $58,369.1  $50,016.6
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                                                     $ 5,872.9  $ 5,954.0
------------------------------------------------------------------------------------
Other policyholder funds                                                               16,360.1   17,262.4
------------------------------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee                               878.2      250.2
------------------------------------------------------------------------------------
Funds held under reinsurance treaties                                                     720.4      564.6
------------------------------------------------------------------------------------
Asset valuation reserve                                                                   450.0      375.5
------------------------------------------------------------------------------------
Interest maintenance reserve                                                              135.4       76.7
------------------------------------------------------------------------------------
Other liabilities                                                                         413.9      490.9
------------------------------------------------------------------------------------
Federal income taxes                                                                        0.8        4.3
------------------------------------------------------------------------------------
Net transfers due from separate accounts                                                 (761.9)    (659.7)
------------------------------------------------------------------------------------
Separate account liabilities                                                           31,330.9   23,735.1
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities                                                                      55,400.7   48,054.0
------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million (owned by Lincoln National
  Corporation)                                                                             25.0       25.0
------------------------------------------------------------------------------------
Paid-in surplus                                                                         1,821.8      883.4
------------------------------------------------------------------------------------
Unassigned surplus                                                                      1,121.6    1,054.2
------------------------------------------------------------------------------------  ---------  ---------
Total capital and surplus                                                               2,968.4    1,962.6
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities and capital and surplus                                             $58,369.1  $50,016.6
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF INCOME -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997       1996       1995
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                                          $ 5,589.0  $ 7,268.5  $ 4,899.1
-----------------------------------------------------------------------------
Net investment income                                                            1,847.1    1,756.3    1,772.2
-----------------------------------------------------------------------------
Amortization of interest maintenance reserve                                        41.5       27.2       34.0
-----------------------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded                             99.7       90.9       98.3
-----------------------------------------------------------------------------
Expense charges on deposit funds                                                   119.3      100.7       83.2
-----------------------------------------------------------------------------
Other income                                                                        21.3       16.8       14.5
-----------------------------------------------------------------------------  ---------  ---------  ---------
Total revenues                                                                   7,717.9    9,260.4    6,901.3
-----------------------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                                 4,522.1    5,989.9    4,184.0
-----------------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                          2,728.4    2,878.5    2,345.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Total benefits and expenses                                                      7,250.5    8,868.4    6,529.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before dividends to policyholders, income taxes and net
realized gain on investments                                                       467.4      392.0      371.6
-----------------------------------------------------------------------------
Dividends to policyholders                                                          27.5       27.3       27.3
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before federal income taxes and net realized gain on
investments                                                                        439.9      364.7      344.3
-----------------------------------------------------------------------------
Federal income taxes                                                                78.3       83.6      103.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before net realized gain on investments                       361.6      281.1      240.6
-----------------------------------------------------------------------------
Net realized gain on investments, net of income tax expense and excluding net
transfers to the interest maintenance reserve                                       31.3       53.3       43.9
-----------------------------------------------------------------------------  ---------  ---------  ---------
Net income                                                                     $   392.9  $   334.4  $   284.5
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997       1996       1995
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
Capital and surplus at beginning of year                                       $ 1,962.6  $ 1,732.9  $ 1,679.6
-----------------------------------------------------------------------------
Correction of prior years' asset valuation reserve (Note 15)                       (37.6)        --         --
-----------------------------------------------------------------------------
Correction of prior year's admitted assets (Note 15)                               (57.0)        --         --
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                 1,868.0    1,732.9    1,679.6
CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income                                                                         392.9      334.4      284.5
-----------------------------------------------------------------------------
Difference in cost and admitted investment amounts                                 (36.2)      38.6      143.2
-----------------------------------------------------------------------------
Nonadmitted assets                                                                  (0.4)      (3.0)       2.9
-----------------------------------------------------------------------------
Regulatory liability for reinsurance                                                (3.9)       0.6       (2.0)
-----------------------------------------------------------------------------
Life policy reserve valuation basis                                                 (0.9)      (0.4)       2.9
-----------------------------------------------------------------------------
Asset valuation reserve                                                            (36.9)    (105.5)    (112.5)
-----------------------------------------------------------------------------
Mortgage loan, real estate and other investment reserves                              --         --        2.2
-----------------------------------------------------------------------------
Paid-in surplus, including contribution of common stock of affiliated
company in 1997                                                                    938.4      100.0       15.1
-----------------------------------------------------------------------------
Separate account receivable due to change in valuation                              (2.6)        --       27.0
-----------------------------------------------------------------------------
Dividends to shareholder                                                          (150.0)    (135.0)    (310.0)
-----------------------------------------------------------------------------  ---------  ---------  ---------
Capital and surplus at end of year                                             $ 2,968.4  $ 1,962.6  $ 1,732.9
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                         YEAR ENDED DECEMBER 31
                                                                         1997        1996        1995
                                                                         ----------  ----------  ----------
                                                                         (IN MILLIONS)
                                                                         ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received              $  6,364.3  $  8,059.4  $  5,430.9
-----------------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded                 (649.2)     (767.5)     (383.6)
-----------------------------------------------------------------------
Investment income received                                                  1,798.8     1,700.6     1,713.2
-----------------------------------------------------------------------
Benefits paid                                                              (5,345.2)   (4,050.4)   (3,239.6)
-----------------------------------------------------------------------
Insurance expenses paid                                                    (2,867.5)   (2,972.2)   (2,513.5)
-----------------------------------------------------------------------
Federal income taxes recovered (paid)                                         (87.0)      (72.3)       38.4
-----------------------------------------------------------------------
Dividends to policyholders                                                    (28.4)      (27.7)      (16.5)
-----------------------------------------------------------------------
Other income received and expenses paid, net                                  (42.7)        6.3        14.4
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) operating activities                          (856.9)    1,876.2     1,043.7
-----------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                 12,142.6    12,542.0    13,183.9
-----------------------------------------------------------------------
Purchase of investments                                                   (10,345.0)  (14,175.4)  (14,049.6)
-----------------------------------------------------------------------
Other sources (uses)                                                          563.1      (266.5)      (64.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) investing activities                         2,360.7    (1,899.9)     (929.7)
-----------------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                                  --       100.0        15.1
-----------------------------------------------------------------------
Proceeds from borrowings from shareholder                                     120.0       100.0        63.0
-----------------------------------------------------------------------
Repayment of borrowings from shareholder                                     (100.0)      (63.0)      (63.0)
-----------------------------------------------------------------------
Dividends paid to shareholder                                                (150.0)     (135.0)     (310.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) financing activities                          (130.0)        2.0      (294.9)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net increase (decrease) in cash and short-term investments                  1,373.8       (21.7)     (180.9)
-----------------------------------------------------------------------
Cash and short-term investments at beginning of year                          759.2       780.9       961.8
-----------------------------------------------------------------------  ----------  ----------  ----------
Cash and short-term investments at end of year                           $  2,133.0  $    759.2  $    780.9
-----------------------------------------------------------------------  ----------  ----------  ----------
                                                                         ----------  ----------  ----------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    The Lincoln National Life Insurance Company ("Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 1997, the Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ("LNH&C"), Lincoln National Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LLANY").

    The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life and health insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several U.S. territories.

    USE OF ESTIMATES
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

    BASIS OF PRESENTATION
    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Department"), which practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

    Investments in real estate are reported net of related obligations rather than on a gross basis.

    Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the Interest Maintenance Reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pre-tax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    SUBSIDIARIES
    The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's subsidiaries are carried at their statutory basis net equity and presented in the balance sheet as affiliated common stocks.

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs.

    Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting whereas such contracts would be accounted for using deposit accounting under GAAP.

    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    STATEMENTS OF CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    A reconciliation of the Company's net income and capital and surplus determined on a statutory accounting basis with amounts determined in accordance with GAAP is as follows:

                                               CAPITAL AND SURPLUS   NET INCOME
                                               -----------------------------------------------------

                                               DECEMBER 31           YEAR ENDED DECEMBER 31
                                               1997       1996       1997       1996       1995
                                               -----------------------------------------------------
                                               (IN MILLIONS)
                                               -----------------------------------------------------
Amounts reported on a statutory basis          $ 2,968.4  $ 1,962.6  $   392.9  $   334.4  $   284.5
---------------------------------------------
GAAP adjustments:
  Deferred policy acquisition costs and
    present value of future profits                958.3    1,119.1      (98.9)      66.7      (63.0)
   ------------------------------------------
  Policy and contract reserves                  (1,672.9)  (1,405.3)     (48.6)     (57.1)     (55.3)
   ------------------------------------------
  Interest maintenance reserve                     135.4       76.7       58.7      (39.7)      60.9
   ------------------------------------------
  Deferred income taxes                            (13.0)     (27.4)      70.3        1.8       38.3
   ------------------------------------------
  Policyholders' share of earnings and
    surplus on participating business              (79.8)     (81.9)       5.3        (.3)        .2
   ------------------------------------------
  Asset valuation reserve                          450.0      375.5         --         --         --
   ------------------------------------------
  Net realized gain (loss) on investments          (91.5)     (72.0)     (20.4)      78.7       30.0
   ------------------------------------------
  Unrealized gain on investments                 1,245.5      825.2         --         --         --
   ------------------------------------------
  Nonadmitted assets, including nonadmitted
    investments                                     61.0       (7.1)        --         --         --
   ------------------------------------------
  Investments in subsidiary companies              188.8      156.6      (80.5)      29.9       34.3
   ------------------------------------------
  Other, net                                      (162.5)     (99.0)     (35.0)     (82.6)      (7.3)
   ------------------------------------------  ---------  ---------  ---------  ---------  ---------
Net increase (decrease)                          1,019.3      860.4     (149.1)      (2.6)      38.1
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
Amounts on a GAAP basis                        $ 3,987.7  $ 2,823.0  $   243.8  $   331.8  $   322.6
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    The discount or premium on bonds is amortized using the interest method. For mortgage-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

    Preferred stocks are reported at cost or amortized cost.

    Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

    Policy loans are reported at unpaid balances.

    The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items through the IMR. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amoritized to net investment income on a straight-line basis over the term of the respective derivative.

    Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, increased liabilities associated with certain reinsurance agreements and foreign exchange risk. Moreover, the derivatives used are designated as a hedge and reduce the indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items have been sold, terminated or matured, the change in value of the derivatives is included in net income.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

    LOANED SECURITIES
    Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the amount to be paid to reacquire the security. It is the Company's policy to take possession of securities with a market value at least equal to the value of the securities loaned. Securities loaned are recorded at amortized cost as long as the value of the related collateral is sufficient. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

    GOODWILL
    Goodwill, which represents the excess of the ceding commission over statutory-basis net assets of business purchased under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    PREMIUMS
    Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenerios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserve released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on funds withheld are reported in net investment income.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans is systematically accrued during the expected period of active service of the covered employees.

    INCOME TAXES
    The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

    STOCK OPTIONS
    The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    measurement date, over the amount an employee must pay to acquire the stock.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    These assets and liabilities represent segregated funds administered and invested by the Company for the exclusive benefit of pension and variable life and annuity contractholders. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of income.

2.  PERMITTED STATUTORY ACCOUNTING PRACTICES
    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Indiana must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Department. At this time, it is unclear whether Indiana will adopt Codification. However, based on the current draft guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

    The Company has received written approval from the Department to record surrender charges applicable to separate account liabilities for variable life and annuity products as a liability in the separate account financial statements payable to the Company's general account. In the accompanying financial statements, a corresponding receivable is recorded with the related income impact recorded in the accompanying statement of operations as a change in reserves or change in premium and other deposit funds.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS
    The major categories of net investment income are as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                                     1997       1996       1995
                                                                     -------------------------------
                                                                     (IN MILLIONS)
                                                                     -------------------------------
Income:
  Bonds                                                              $ 1,524.4  $ 1,442.2  $ 1,457.4
   ----------------------------------------------------------------
  Preferred stocks                                                        23.5        9.6        6.4
   ----------------------------------------------------------------
  Unaffiliated common stocks                                               8.3        6.5        5.2
   ----------------------------------------------------------------
  Affiliated common stocks                                                15.0        9.5       12.6
   ----------------------------------------------------------------
  Mortgage loans on real estate                                          257.2      269.3      252.0
   ----------------------------------------------------------------
  Real estate                                                             92.2      114.4      110.0
   ----------------------------------------------------------------
  Policy loans                                                            37.5       35.0       32.1
   ----------------------------------------------------------------
  Other investments                                                       28.2       22.4       62.6
   ----------------------------------------------------------------
  Cash and short-term investments                                         70.3       48.9       53.2
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment income                                                2,056.6    1,957.8    1,991.5
-------------------------------------------------------------------
Expenses:
  Depreciation                                                            21.0       25.0       25.9
   ----------------------------------------------------------------
  Other                                                                  188.5      176.5      193.4
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment expenses                                                209.5      201.5      219.3
-------------------------------------------------------------------  ---------  ---------  ---------
Net investment income                                                $ 1,847.1  $ 1,756.3  $ 1,772.2
-------------------------------------------------------------------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Nonadmitted accrued investment income at December 31, 1997 and 1996 amounted to $2,600,000 and $2,500,000, respectively, consisting principally of interest on bonds in default and mortgage loans.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                     COST OR    GROSS        GROSS
                                                     AMORTIZED  UNREALIZED   UNREALIZED   FAIR
                                                     COST       GAINS        LOSSES       VALUE
                                                     ----------------------------------------------
                                                     (IN MILLIONS)
                                                     ----------------------------------------------
At December 31, 1997:
  Corporate                                          $13,003.8   $   942.2    $    60.1   $13,885.9
   ------------------------------------------------
  U.S. government                                        436.3        67.9           --       504.2
   ------------------------------------------------
  Foreign government                                   1,202.1       104.9          5.4     1,301.6
   ------------------------------------------------
  Mortgage-backed                                      3,874.3       215.2         27.1     4,062.4
   ------------------------------------------------
  State and municipal                                     44.2          .3           --        44.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $18,560.7   $ 1,330.5    $    92.6   $19,798.6
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

At December 31, 1996:
  Corporate                                          $12,548.1   $   586.5    $    66.6   $13,068.0
   ------------------------------------------------
  U.S. government                                      1,088.7        43.2         18.0     1,113.9
   ------------------------------------------------
  Foreign government                                   1,234.0       105.1          1.4     1,337.7
   ------------------------------------------------
  Mortgage-backed                                      4,478.4       183.3         27.4     4,634.3
   ------------------------------------------------
  State and municipal                                     40.4          .1           --        40.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $19,389.6   $   918.2    $   113.4   $20,194.4
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

    The carrying amount of bonds in the balance sheets at December 31, 1997 and 1996 reflects NAIC adjustments of
    $5,500,000 and $2,700,000, respectively, to decrease amortized cost.

    Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1997, by contractual maturity, is as follows:

                                                                               COST OR
                                                                               AMORTIZED  FAIR
                                                                               COST       VALUE
                                                                               --------------------
                                                                               (IN MILLIONS)
                                                                               --------------------
Maturity:
  In 1998                                                                      $   490.1  $   494.9
   --------------------------------------------------------------------------
  In 1999-2002                                                                   3,088.7    3,185.4
   --------------------------------------------------------------------------
  In 2003-2007                                                                   4,762.7    4,971.0
   --------------------------------------------------------------------------
  After 2007                                                                     6,344.9    7,084.9
   --------------------------------------------------------------------------
  Mortgage-backed securities                                                     3,874.3    4,062.4
   --------------------------------------------------------------------------  ---------  ---------
Total                                                                          $18,560.7  $19,798.6
-----------------------------------------------------------------------------  ---------  ---------
                                                                               ---------  ---------

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    At December 31, 1997, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

    Proceeds from sales of investments in bonds during 1997, 1996 and 1995 were $9,715,000,000, $10,996,900,000 and
    $12,234,100,000, respectively. Gross gains during 1997, 1996 and 1995 of $218,100,000, $169,700,000 and $225,600,000,
    respectively, and gross losses of $78,000,000, $177,000,000 and $83,100,000, respectively, were realized on those sales.

    At December 31, 1997 and 1996, investments in bonds, with an admitted asset value of $76,200,000 and $70,700,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                          COST OR     GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                          COST        GAINS        LOSSES       VALUE
                                          --------------------------------------------
                                          (IN MILLIONS)
                                          --------------------------------------------
At December 31, 1997:
  Preferred stocks                         $257.3       $12.1        $  .7      $268.7
----------------------------------------
  Unaffiliated common stocks                357.0        98.5         19.5       436.0
----------------------------------------
At December 31, 1996:
  Preferred stocks                         $239.7       $10.5        $ 1.7      $248.5
----------------------------------------
  Unaffiliated common stocks                289.9        84.6         16.2       358.3
----------------------------------------

    The carrying amount of preferred stocks in the balance sheets at December 31, 1997 and 1996 reflects NAIC adjustments of $4,000,000 and $700,000, respectively, to decrease amortized cost.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    During 1997, the minimum and maximum lending rates for mortgage loans were 7.09% and 9.25%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1997, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

    Realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                          1997       1996       1995
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Realized capital gains                                                    $   209.3  $    69.3  $   186.8
------------------------------------------------------------------------
Less amount transferred to IMR (net of related taxes (credit) of $54.0,
$(6.7) and $51.1 in 1997, 1996 and 1995, respectively)                        100.2      (12.4)      94.8
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                              109.1       81.7       92.0
Less federal income taxes on realized gains                                    77.8       28.4       48.1
------------------------------------------------------------------------  ---------  ---------  ---------
Net realized capital gains                                                $    31.3  $    53.3  $    43.9
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

4.  SUBSIDIARIES
    Statutory-basis financial information related to the Company's four wholly-owned subsidiaries is summarized as follows (in millions):

                                                             DECEMBER 31, 1997
                                                             --------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC      LLANY
                                                             --------------------------------------------
Cash and invested assets                                     $ 1,154.4   $   284.8   $   399.0  $   796.3
-----------------------------------------------------------
Other assets                                                      36.9        77.3       481.6      130.8
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Total admitted assets                                        $ 1,191.3   $   362.1   $   880.6  $   972.1
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

Insurance reserves                                           $ 1,072.2   $   266.7   $   279.3  $   588.7
-----------------------------------------------------------
Other liabilities                                                 48.4        21.7       546.4        5.8
-----------------------------------------------------------
Liabilities related to separate accounts                            --          --          --      164.7
-----------------------------------------------------------
Capital and surplus                                               70.7        73.7        54.9      212.9
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Total liabilities and capital and surplus                    $ 1,191.3   $   362.1   $   880.6  $   972.1
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

                                                              DECEMBER 31, 1997
                                                              ------------------------------------------
                                                              FIRST
                                                              PENN       LNH&C      LNRAC      LLANY
                                                              ------------------------------------------
Revenues                                                      $   267.6  $   135.4  $   125.3  $   230.0
------------------------------------------------------------
Expenses                                                          262.6      244.2      114.6      224.4
------------------------------------------------------------
Net realized gains (losses)                                          .1         .6        (.1)       (.1)
------------------------------------------------------------  ---------  ---------  ---------  ---------
Net income                                                    $     5.1  $  (108.2) $    10.6  $     5.5
------------------------------------------------------------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES (CONTINUED)

                                                             DECEMBER 31, 1996
                                                             ------------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC        LLANY
                                                             ------------------------------------------------
Cash and invested assets                                     $ 1,090.7   $   146.4    $   406.7    $   664.3
-----------------------------------------------------------
Other assets                                                      31.8        17.7        503.1          9.1
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total admitted assets                                        $ 1,122.5   $   164.1    $   909.8    $   673.4
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

Insurance reserves                                           $ 1,013.5   $    72.7    $   261.8    $   601.1
-----------------------------------------------------------
Other liabilities                                                 41.3        18.7        597.2         22.1
-----------------------------------------------------------
Capital and surplus                                               67.7        72.7         50.8         50.2
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total liabilities and capital and surplus                    $ 1,122.5   $   164.1    $   909.8    $   673.4
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

                                                               DECEMBER 31, 1996
                                                               ------------------------------------------------
                                                               FIRST
                                                               PENN       LNH&C        LNRAC        LLANY
                                                               ------------------------------------------------
Revenues                                                       $   246.5   $   104.9    $   120.8    $   642.7
-------------------------------------------------------------
Expenses                                                           247.1        97.1        114.1        661.3
-------------------------------------------------------------
Net realized gains (losses)                                          (.6)         --           --           --
-------------------------------------------------------------  ---------  -----------  -----------  -----------
Net income (loss)                                              $    (1.2)  $     7.8    $     6.7    $   (18.6)
-------------------------------------------------------------  ---------  -----------  -----------  -----------
                                                               ---------  -----------  -----------  -----------

    The carrying value of affiliated common stocks, representing their statutory-basis net equity, was $412,100,000 and $241,500,000 at December 31, 1997 and 1996, respectively. The cost basis of investments in subsidiaries as of December 31, 1997 and 1996 was $466,200,000 and $194,000,000,
    respectively.

    During 1997 and 1996, the Company's insurance subsidiaries paid dividends of $15,000,000 and $10,500,000, respectively.

5.  FEDERAL INCOME TAXES
    The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends-received tax deductions, differences in policy acquisition costs and policy and contract liabilities for tax return and financial statement purposes.

    Federal income taxes incurred of $78,300,000, $83,600,000 and $103,700,000 in 1997, 1996 and 1995, respectively, would be subject to recovery in the event that the Company incurs net operating losses within three years of the years for which such taxes were paid.

    Prior to 1984, a portion of the Company's current income was not subject to current income tax, but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The Company's balance in the "policyholders' surplus" account at December 31, 1983 of $187,000,000 was "frozen" by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. That portion of current income on which income taxes have been paid will continue to be accumulated in a memorandum account designated as "shareholder's surplus," and is available for dividends to the shareholder without additional payment of tax by the Company. The December 31, 1997 memorandum account balance for "shareholder's surplus"

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5.  FEDERAL INCOME TAXES (CONTINUED)
    was $1,905,000,000. Should dividends to the shareholder exceed its respective "shareholder's surplus," amounts would need to be transferred from the "policyholders' surplus" and would be subject to federal income tax at that time. Under existing or foreseeable circumstances, the Company neither expects nor intends that distributions will be made that will result in any such tax.

6.  SUPPLEMENTAL FINANCIAL DATA
    The balance sheet caption, "Other Admitted Assets", includes amounts recoverable from other insurers for claims paid by the Company, and the balance sheet caption, "Future Policy Benefits and Claims," has been reduced for insurance ceded as follows:

                                                                                 DECEMBER 31
                                                                                 1997       1996
                                                                                 --------------------
                                                                                 (IN MILLIONS)
                                                                                 --------------------
Insurance ceded                                                                  $ 1,431.0  $ 1,154.5
-------------------------------------------------------------------------------
Amounts recoverable from other insurers                                               35.9       16.0
-------------------------------------------------------------------------------

    Reinsurance transactions included in the income statement caption, "Premiums and Deposits," are as follows:

                                                                          YEAR ENDED DECEMBER 31
                                                                          1997       1996       1995
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Insurance assumed                                                         $   727.2  $   241.3  $   667.7
------------------------------------------------------------------------
Insurance ceded                                                               302.9      193.3      453.1
------------------------------------------------------------------------  ---------  ---------  ---------
Net amount included in premiums                                           $   424.3  $    48.0  $   214.6
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The income statement caption, "Benefits and Settlement
    Expenses," is net of reinsurance recoveries of $1,240,500,000, $787,900,000 and $1,407,000,000 for 1997,
    1996 and 1995, respectively.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6.  SUPPLEMENTAL FINANCIAL DATA (CONTINUED)
    Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and Fees in Course of Collection," are as follows:

                                                                          DECEMBER 31, 1997
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.2   $     2.4    $      .8
------------------------------------------------------------------------
Ordinary renewal                                                               17.8         3.2         14.6
------------------------------------------------------------------------
Group life                                                                     10.6          .2         10.4
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    31.6   $     5.8    $    25.8
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

                                                                          DECEMBER 31, 1996
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.9   $     1.9    $     2.0
------------------------------------------------------------------------
Ordinary renewal                                                               35.1         3.0         32.1
------------------------------------------------------------------------
Group life                                                                      9.4         (.1)         9.5
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    48.4   $     4.8    $    43.6
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

    The Company has entered into non-exclusive managing general agent agreements with International Benefit Services Corp., HRM Claim Management, Inc. and Pediatrics Insurance Consultants, Inc. to write group life and health business. Direct premiums written related to the agreements amounted to $2,000,000, $2,600,000 and $8,800,000 in 1997 and
    $26,200,000, $3,800,000 and $8,600,000 in 1996,
    respectively. During 1996, LNC Administrative Services Corporation entered into a similar agreement with the Company with direct premiums written amounting to $7,200,000 and 6,200,000 in 1997 and 1996, respectively. Authority granted by the managing general agents agreements include underwriting, claims adjustment and claims payment services.

7.  ANNUITY RESERVES
    At December 31, 1997, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

7.  ANNUITY RESERVES (CONTINUED)
    subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                  AMOUNT     PERCENT
                                                                                  ----------------------
                                                                                  (IN MILLIONS)
                                                                                  ----------------------
Subject to discretionary withdrawal with adjustment:
  With market value adjustment                                                    $ 2,426.3           5%
   -----------------------------------------------------------------------------
  At book value, less surrender charge                                              4,225.8           8
   -----------------------------------------------------------------------------
  At market value                                                                  30,064.7          59
   -----------------------------------------------------------------------------  ---------         ---
                                                                                   36,716.8          72
Subject to discretionary withdrawal without adjustment at book value with
minimal or no charge or adjustment                                                 11,657.7          23
--------------------------------------------------------------------------------
Not subject to discretionary withdrawal                                             2,531.1           5
--------------------------------------------------------------------------------  ---------         ---
Total annuity reserves and deposit fund liabilities -- before reinsurance          50,905.6         100%
--------------------------------------------------------------------------------                    ---
                                                                                                    ---
Less reinsurance                                                                    1,797.5
--------------------------------------------------------------------------------  ---------
Net annuity reserves and deposit fund liabilities, including separate accounts    $49,108.1
--------------------------------------------------------------------------------  ---------
                                                                                  ---------

8.  CAPITAL AND SURPLUS
    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1997, the Company exceeds the RBC requirements.

    The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. In 1998, the Company can pay dividends of $361,600,000 without prior approval of the Indiana Insurance Commissioner.

9.  EMPLOYEE BENEFIT PLANS
    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial statements of income or financial position for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Option issued subsequent to 1991 are exercisable in 25% increments on the option issuance anniversary in the four years following issuance.

    As of December 31, 1997, 716,211 shares of LNC common stock were subject to options granted to Company employees and agents under the stock option incentive plans of which 370,239 were exercisable on that date. The exercise prices of the outstanding options range from $23.50 to $75.66. During 1997, 1996 and 1995, 170,789, 72,405 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    117,806 options were exercised, respectively, and 1,846, 10,950 and 11,473 options were forfeited, respectively.

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES
    DISABILITY INCOME CLAIMS
    The liability for disability income claims net of the related asset for amounts recoverable from reinsurers at December 31, 1997 and 1996 is a net liability of $516,900,000 and $572,000,000, respectively. This liability is based on the assumption that the recent experience will continue in the future. If incidence levels or claim termination rates fluctuate significantly from the assumptions underlying reserves, adjustments to reserves may be required in the future. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company. The Company reviews reserve levels on an ongoing basis.

    During 1995, the Company completed an in-depth review of the experience of its disability income business. As a result of this study, and based on the assumption that recent experience will continue in the future, net income decreased by $15,200,000 as a result of strengthening the disability income reserve.

    Because of continuing adverse experience and worsening projections of future experience, the Company conducted an additional in-depth review of loss experience on its disability income business during 1997. As a result of this study, the reserve level was deemed to be inadequate to meet future obligations if current incident levels were to continue in the future. In order to address this situation, the Company strengthened its disability income reserve by $80,000,000 (pre-tax).

    MARKETING AND COMPLIANCE ISSUES
    Regulators continue to focus on market conduct and compliance issues. Under certain circumstances companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

    GROUP PENSION ANNUITIES
    The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio.

    Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    LEASES
    The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

    Total rental expense on operating leases in 1997, 1996 and 1995 was $29,300,000, $26,400,000 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
    $22,500,000, respectively. Future minimum rental commitments are as follows (in millions):

1998                                    $    18.5
--------------------------------------
1999                                         18.9
--------------------------------------
2000                                         20.1
--------------------------------------
2001                                         20.4
--------------------------------------
2002                                         20.7
--------------------------------------
Thereafter                                  152.2
--------------------------------------  ---------
                                        $   250.8
                                        ---------
                                        ---------

    The future commitments include amounts for space and equipment to be used by the personnel that were added on January 2, 1998 as a result of the purchase of a block of individual life and annuity business (see NOTE 12).

    INFORMATION TECHNOLOGY COMMITMENT
    In February 1998, the Company signed a seven-year contract with IBM Global Services for providing information technology services for the Fort Wayne operations. Annual costs are estimated to range from $33,600,000 to $56,800,000.

    INSURANCE CEDED AND ASSUMED
    The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. Industry regulations prescribe the maximum coverage that the Company can retain on an individual insured. Prior to December 31, 1997, the Company limited its maximum coverage that it retained on an individual to $3,000,000. Based on a review of the capital and business in-force (including the addition of the block of business described in NOTE 12), effective in January 1998, the Company changed the amount it will retain on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been reinsured with other companies to limit its exposure to interest rate risks. At December 31, 1997, the reserves associated with these reinsurance arrangements totaled $1,760,000,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

    The Company assumes insurance from other companies, including certain affiliates. At December 31, 1997, the Company has provided $12,400,000 of statutory surplus relief to other insurance companies under reinsurance transactions. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $8,200,000 and $4,300,000 at December 31, 1997 and 1996, respectively.

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1997, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for claims in excess of $5,000,000. The degree of applicability of this coverage depends on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) not have a material adverse affect on the financial position or results of operations of the Company.

    Two lawsuits involve alleged fraud in the sale of interest sensitive universal life and whole life insurance policies. These two suits have been filed as class actions against the Company, although the court has not certified a class in either case. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class while the relief sought in these cases in substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits cannot be reasonably estimated at this time.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

    GUARANTEES
    The Company has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Outstanding guarantees with off-balance-sheet risks, shown in notional or contract amounts, are as follows:

                                NOTIONAL OR
                                CONTRACT AMOUNTS
                                --------------------

                                DECEMBER 31
                                --------------------
                                1997       1996
                                --------------------
                                (IN MILLIONS)
                                --------------------
Mortgage loan pass-through
certificates                    $    41.6  $    50.3
------------------------------
Real estate partnerships               --         .5
------------------------------  ---------  ---------
                                $    41.6  $    50.8
                                ---------  ---------
                                ---------  ---------

    The Company has invested in real estate partnerships that use conventional mortgage loans to finance their projects. In some cases, the terms of these arrangements involve guarantees by each of the partners to indemnify the mortgagor in the event a partner is unable to pay its principal and interest payments. In addition, the Company has sold commercial mortgage loans through grantor trusts which issued pass-through certificates. The Company has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to the Company. Accordingly, both the carrying value and fair value of these guarantees is zero at December 31, 1997 and 1996.

    DERIVATIVES
    The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. Government obligations, increased liabilities associated with reinsurance agreements and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

                                          NOTIONAL OR         ASSETS (LIABILITIES)
                                          CONTRACT AMOUNTS    -----------------------------------
                                                              CARRYING   FAIR   CARRYING   FAIR
                                                              VALUE      VALUE  VALUE      VALUE
                                          -------------------------------------------------------

                                          DECEMBER 31         DECEMBER 31       DECEMBER 31
                                          1997      1996      1997       1997   1996       1996
                                          -------------------------------------------------------
                                          (IN MILLIONS)
                                          -------------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements            $4,900.0  $5,500.0   $13.9     $  .9   $20.8     $  8.2
       ---------------------------------
  Swaptions                                1,752.0     672.0     6.9       6.9    11.0       10.6
       ---------------------------------
  Financial futures contracts                   --     147.7      --        --    (2.4)      (2.4)
       ---------------------------------
  Interest rate swaps                         10.0        --      --      (1.8)     --         --
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                           6,662.0   6,319.7    20.8       6.0    29.4       16.4
Foreign currency derivatives:
  Forward contracts                          163.1     251.5     5.4       5.4      .2        (.2)
       ---------------------------------
  Foreign currency options                      --      43.9      --        --      .6         .4
       ---------------------------------
  Foreign currency swaps                      15.0      15.0      --      (2.1)     --       (2.1)
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                             178.1     310.4     5.4       3.3      .8       (1.9)
                                          --------  --------  --------   -----  --------   ------
                                          $6,840.1  $6,630.1   $26.2     $ 9.3   $30.2     $ 14.5
                                          --------  --------  --------   -----  --------   ------
                                          --------  --------  --------   -----  --------   ------

    A reconciliation and discussion of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is a follows:

                                     ----------------------------------------------------------------
                                     INTEREST RATE CAPS    SPREAD LOCKS          SWAPTIONS
                                     1997       1996       1997       1996       1997       1996
                                     ----------------------------------------------------------------
                                     (IN MILLIONS)
                                     ----------------------------------------------------------------
Balance at beginning of year         $ 5,500.0  $ 5,110.0  $      --  $   600.0  $   672.0  $      --
-----------------------------------
New contracts                               --      390.0       50.0       15.0    1,080.0      672.0
-----------------------------------
Terminations and maturities             (600.0)        --      (50.0)    (615.0)        --         --
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Balance at end of year               $ 4,900.0  $ 5,500.0  $      --  $      --  $ 1,752.0  $   672.0
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------

                                                              FINANCIAL FUTURES     INTEREST RATE SWAPS
                                                              CONTRACTS
                                                              ------------------------------------------
                                                              1997       1996       1997       1996
                                                              ------------------------------------------
Balance at beginning of year                                  $   147.7  $      --  $      --  $     5.0
------------------------------------------------------------
New contracts                                                      88.3    7,918.8       10.0         --
------------------------------------------------------------
Terminations and maturities                                      (236.0)  (7,771.1)        --       (5.0)
------------------------------------------------------------  ---------  ---------  ---------  ---------
Balance at end of year                                        $      --  $   147.7  $    10.0  $      --
------------------------------------------------------------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


                                        FOREIGN CURRENCY DERIVATIVES
                                        ----------------------------------------------------------------

                                        FOREIGN EXCHANGE      FOREIGN CURRENCY      FOREIGN CURRENCY
                                        FORWARD CONTRACTS     OPTIONS               SWAPS
                                        1997       1996       1997       1996       1997       1996
                                        ----------------------------------------------------------------
                                        (IN MILLIONS)
                                        ----------------------------------------------------------------
Balance at beginning of year            $   251.5  $    15.7  $    43.9  $    99.2  $    15.0  $    15.0
--------------------------------------
New contracts                               833.1      406.9         --    1,168.8         --         --
--------------------------------------
Terminations and maturities                (921.6)    (171.1)     (43.9)  (1,224.1)        --         --
--------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Balance at end of year                  $   163.1  $   251.5  $      --  $    43.9  $    15.0  $    15.0
--------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------

    INTEREST RATE CAPS
    The interest rate cap agreements, which expire in 1998 through 2003, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other assets ($13,900,000 as of December 31, 1997) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SWAPTIONS
    Swaptions, which expire in 2002 and 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of fluctuating interest rates. The premium paid for the swaptions is included in other assets ($6,900,000 as of December 31, 1997) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SPREAD LOCKS
    Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified Government note is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity Government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock program is to protect a portion of its fixed maturity securities against widening of spreads.

    FINANCIAL FUTURES
    The Company uses exchange-traded financial futures contracts to hedge against interest rate risks and to manage duration of a portion of its fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily.

    INTEREST RATE SWAPS
    The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty to the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) agreements the stream of variable coupon payments generated from the bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income.

    FOREIGN CURRENCY DERIVATIVES
    The Company uses a combination of foreign exchange forward contracts, foreign currency options and foreign currency swaps, all of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. Foreign currency options give the Company the right, but not the obligation, to buy or sell a foreign currency at a specific exchange rate during a specified time period. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries pursuant to an agreement to re-exchange the two currencies at the same rate of exchange at a specified future date.

    ADDITIONAL DERIVATIVE INFORMATION
    Expenses for the agreements and contracts described above amounted to $7,000,000, $6,900,000 and $5,600,000 in 1997, 1996 and 1995, respectively.
    Deferred losses of $2,600,000 as of December 31, 1997, were the result of:
    1) terminated and expired spread-lock agreements and; 2) financial futures contracts. These losses are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

    The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, foreign exchange forward contracts, foreign currency options and foreign currency swaps. However, the Company does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value for such agreements with each counterparty if the net market value is in the Company's favor. At December 31, 1997, the exposure was $11,700,000.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

    BONDS AND UNAFFILIATED COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.

    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

    POLICY LOANS
    The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
    The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future Policy Benefits and Claims" and "Other Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

    The remainder of the balance sheet captions "Future Policy Benefits and Claims" and "Other Policyholder Funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

    SHORT-TERM DEBT
    Fair values of short-term debt approximates carrying values.

    GUARANTEES
    The Company's guarantees include guarantees related to real estate partnerships and mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is insignificant.

    DERIVATIVES
    The Company's derivatives include interest rate cap agreements, swaptions, spread-lock agreements, foreign currency exchange contracts, financial futures contracts, interest rate swaps, foreign currency options and foreign currency swaps. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices for the foreign currency exchange contracts and financial future contracts and;
    2) brokerage quotes that utilize pricing models or formulas using current assumptions for all other swaps and agreements.

    INVESTMENT COMMITMENTS
    Fair values for commitments to make investment in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                 DECEMBER 31
                                                 ----------------------------------------------
                                                 1997                    1996
                                                 ----------------------------------------------
                                                 CARRYING                CARRYING
ASSETS (LIABILITIES)                             VALUE       FAIR VALUE  VALUE       FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                 (IN MILLIONS)
                                                 ----------------------------------------------
Bonds                                            $ 18,560.7  $ 19,798.6  $ 19,389.6  $ 20,194.4
-----------------------------------------------
Preferred stock                                       257.3       268.7       239.7       248.5
-----------------------------------------------
Unaffiliated common stock                             436.0       436.0       358.3       358.3
-----------------------------------------------
Mortgage loans on real estate                       3,012.7     3,179.2     2,976.7     3,070.9
-----------------------------------------------
Policy loans                                          660.5       648.3       626.5       612.7
-----------------------------------------------
Other investments                                     335.5       335.5       282.7       282.7
-----------------------------------------------
Cash and short-term investments                     2,133.0     2,133.0       759.2       759.2
-----------------------------------------------
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed
    interest contracts                            (17,324.2)  (16,887.6)  (17,871.6)  (17,333.0)
   --------------------------------------------
  Remaining guaranteed interest and similar
    contracts                                      (1,267.0)   (1,294.6)   (1,799.7)   (1,835.4)
   --------------------------------------------
Short-term debt                                      (120.0)     (120.0)     (100.0)     (100.0)
-----------------------------------------------
Derivatives                                            26.2         9.3        26.5        13.8
-----------------------------------------------
Investment commitments                                   --         (.5)         --         (.6)
-----------------------------------------------

12. ACQUISITIONS AND SALES OF SUBSIDIARIES
    In October 1996, the Company and LLANY purchased a block of group tax-qualified annuity business from UNUM Corporation's affiliate. The transaction was completed in the form of a reinsurance transaction, which resulted in a ceding commission of $71,800,000. The ceding commission has been recorded as admissible goodwill of $62,300,000, which is to be amortized on a straight-line basis over 10 years. LLANY was required by the New York Department of Insurance to expense its portion of the ceding commission in 1996. Policy liabilities and related accruals of the Company and its wholly owned subsidiary increased by $3,200,000,000 as a result of this transaction.

    In 1997, LNC contributed 25,000,000 shares of common stock of American States Financial Corporation ("American States") to the Company. American States is a property casualty insurance holding company of which LNC owned 83.3%. The contributed common stock was accounted for as a capital contribution equal to the fair value of the common stock received by the Company. Subsequently, the American States common stock owned by the Company, along with all other American States common stock owned by LNC and its affiliates, was sold. The Company received proceeds from the sale in the amount of $1,175,000,000. The Company recognized no gain or loss on the sale of its portion of the common stock due to the receipt of such stock at fair value.

    On January 2, 1998, the Company issued a surplus note to LNC in return for $500,000,000 in cash. The note calls for the Company to pay, on or before March 31, 2028, the principal amount of the note and interest quarterly at a 6.56% annual rate. LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

12. ACQUISITIONS AND SALES OF SUBSIDIARIES (CONTINUED) anniversary date of the note, but not before January 2, 2003. Any payment of interest or repayment of principal may be paid only out of excess surplus (as defined in the note) and is subject to the approval of the Commissioner of the Indiana Department of Insurance.

    Proceeds from the sale of the Company's American States common stock, as well as proceeds from the surplus note, were used to finance an indemnity reinsurance transaction whereby the Company reinsured 100% of a block of individual life insurance and annuity business from CIGNA Corporation. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement, which will result in a decrease to surplus in 1998 of approximately $1,000,000,000. Operating results generated by this block of business after the closing date will be included in the Company financial statements from the closing date. At the time of closing, this block of business had statutory liabilities of $4,658,200,000 that became the Company's obligation. The company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $1,051,000,000 and earnings of $87,200,000 on a statutory basis. The Company also expects to pay $30,000,000 to cover expenses associated with the reinsurance agreement and to record a charge of approximately $12,000,000 during 1998 to cover certain costs of integrating the existing operations with the new block of business.

13. TRANSACTIONS WITH AFFILIATES
    A wholly owned subsidiary of LNC, Lincoln Financial Group, Inc. ("LFGI"), has a nearly exclusive general agents contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LFGI override commissions and operating expense allowances of $61,600,000, $56,300,000 and $43,300,000 in 1997, 1996 and 1995,
    respectively. LFGI incurred expenses of $5,500,000, $15,700,000 and $10,400,000 in 1997, 1996 and 1995, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse. Effective in January 1998, the Company and LFGI agreed to increase the override commission expense and eliminate the operating expense allowance.

    Cash and short-term investments at December 31, 1997 and 1996 include the Company's participation in a short-term investment pool with LNC of $325,600,000 and $175,100,000, respectively. Related investment income amounted to $15,500,000, $15,300,000 and $21,100,000 in 1997, 1996 and 1995,
    respectively. Other liabilities at December 31, 1997 and 1996 include $120,000,000 and $100,000,000, respectively, of notes payable to LNC.

    The Company provides services to and receives services from affiliated companies which resulted in a net payment of $48,500,000, $34,100,000 and $24,900,000 in 1997, 1996 and 1995, respectively.

    The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                        YEAR ENDED DECEMBER 31
                        1997       1996       1995
                        -------------------------------
                        (IN MILLIONS)
                        -------------------------------
Insurance assumed       $    11.9  $    17.9  $    17.6
----------------------
Insurance ceded             100.3      302.8      214.4
----------------------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. TRANSACTIONS WITH AFFILIATES (CONTINUED)
    The balance sheets include reinsurance balances with affiliated companies as follows:

                          DECEMBER 31
                          1997       1996
                          --------------------
                          (IN MILLIONS)
                          --------------------
Future policy benefits
and claims assumed        $   245.5  $   312.7
------------------------
Future policy benefits
and claims ceded              997.2      891.8
------------------------
Amounts recoverable on
paid and unpaid losses         30.4       31.2
------------------------
Reinsurance payable on
paid losses                     5.3        2.7
------------------------
Funds held under
reinsurance treaties --
net liability               1,115.4    1,062.4
------------------------

    Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $280,900,000 and $314,200,000 at December 31, 1997 and 1996,
    respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 1997 and 1996, LNC had guaranteed $229,100,000 and $239,200,000, respectively, of these letters of credit. At December 31, 1997, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $130,700,000 for statutory surplus relief received under financial reinsurance ceded agreements.

14. SEPARATE ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist primarily of long-term bonds, common stocks, short-term investments and mutual funds. The detailed operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.

    Separate account premiums, deposits and other considerations amounted to $4,821,800,000, $4,148,700,000 and $3,068,200,000 in 1997, 1996 and 1995,
    respectively. Reserves for separate accounts with assets at fair value were $30,560,700,000 and $23,047,800,000 at December 31, 1997 and 1996,
    respectively. All reserves are subject to discretionary withdrawal at market value. Substantially all of the Company's separate accounts are nonguaranteed.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. SEPARATE ACCOUNTS (CONTINUED)

    A reconciliation of transfers to (from) separate accounts are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              1997           1996
                                                              ------------------------
                                                              (IN MILLIONS)
                                                              ------------------------
Transfers as reported in the Summary of Operations of
various Separate Accounts:
  Transfers to separate accounts                              $ 4,824.0      $ 4,149.6
------------------------------------------------------------
  Transfers from separate accounts                             (2,943.8)      (2,058.5)
------------------------------------------------------------  ---------      ---------
Net transfer to separate accounts as reported in the
Company's NAIC Annual Statement -- Summary of Operations      $ 1,880.2      $ 2,091.1
------------------------------------------------------------  ---------      ---------
                                                              ---------      ---------

15. RECONCILIATION OF ANNUAL STATEMENT TO AUDITED FINANCIAL STATEMENTS In 1997, certain errors were identified by the Illinois
    Insurance Department in the calculation of the AVR as of December 31, 1996 and 1995. The effects of the AVR errors also resulted in the need for revisions in the calculation of certain investment limitation thresholds, the results of which indicated that additional assets should have been nonadmitted as of December 31, 1996. As discussed by the Company with the Indiana and Illinois Insurance Departments, corrections were made to affected pages of the Company's
    NAIC Annual Statement which were refiled with various state insurance departments. However, due to immateriality of the corrections in relation to the financial statements taken as a whole, the audited 1996 and 1995 statutory-basis financial statements were not corrected and re-issued.

    The Company's 1997 NAIC Annual Statement, as filed with various state insurance departments, also includes the corrected balances for 1996 and 1995. The following is a reconciliation of total admitted assets, total liabilities and capital and surplus as of December 31, 1996 as presented in the 1997 NAIC Annual Statement (as corrected) to the accompanying audited financial statements.

                                          TOTAL                    CAPITAL
                                          ADMITTED   TOTAL         AND
                                          ASSETS     LIABILITIES   SURPLUS
                                          ---------------------------------
Balance as of December 31, 1996 as
reported in the accompanying audited
financial statements                      $50,016.6   $ 48,054.0   $ 1962.6
----------------------------------------
Effect of AVR errors                             --         37.6      (37.6)
----------------------------------------
Effect of change in investment
limitations                                   (57.0)          --      (57.0)
----------------------------------------  ---------  -----------   --------
Balance as of December 31, 1996 as
reported in the 1997 NAIC Annual
Statement                                 $49,959.6   $ 48,091.6   $1,868.0
----------------------------------------  ---------  -----------   --------
                                          ---------  -----------   --------

16. IMPACT OF YEAR 2000 (UNAUDITED)
    The Year 2000 Issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

16. IMPACT OF YEAR 2000 (UNAUDITED) (CONTINUED) activities. The Company is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, the Company has initiated formal communications with critical parties that interface with the Company's systems to gain an understanding of their progress in addressing Year 2000 Issues. While the Company is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. The Company presently believes that with the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 Issue will not pose significant operational problems for its computer systems. In addition, the Company is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 Issue could have a material adverse impact on the operation of the Company's business.

    During 1997 and 1996, the Company incurred expenditures of approximately $5,500,000 ($3,600,000 after-tax) to address this issue. The Company's financial plans for 1998 through 2000 include expected expenditures of an additional $20,000,000 ($13,000,000 after-tax) on this issue. The cost of addressing Year 2000 Issues and the timeliness of completion will be closely monitored by management and are based on managements's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (a wholly owned subsidiary of Lincoln National Corporation) as of December 31, 1997 and 1996, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of The Lincoln National Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

February 5, 1998

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA

DECEMBER 31, 1997 (IN MILLIONS)

Investment income earned:
           Government bonds                                                                           $    52.8
           -----------------------------------------------------------------------------------------
           Other bonds (unaffiliated)                                                                   1,471.6
           -----------------------------------------------------------------------------------------
           Preferred stocks (unaffiliated)                                                                 23.5
           -----------------------------------------------------------------------------------------
           Common stocks (unaffiliated)                                                                     8.3
           -----------------------------------------------------------------------------------------
           Common stocks of affiliates                                                                     15.0
           -----------------------------------------------------------------------------------------
           Mortgage loans                                                                                 257.2
           -----------------------------------------------------------------------------------------
           Real estate                                                                                     92.2
           -----------------------------------------------------------------------------------------
           Premium notes, policy loans and liens                                                           37.5
           -----------------------------------------------------------------------------------------
           Cash on hand and on deposit                                                                      1.0
           -----------------------------------------------------------------------------------------
           Short-term investments                                                                          69.3
           -----------------------------------------------------------------------------------------
           Other invested assets                                                                           21.9
           -----------------------------------------------------------------------------------------
           Derivative instruments                                                                         (10.0)
           -----------------------------------------------------------------------------------------
           Aggregate write-ins for investment income                                                       16.3
           -----------------------------------------------------------------------------------------  ---------
Gross investment income                                                                               $ 2,056.6
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Real estate owned (cost, less encumbrances)                                                           $   585.2
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Mortgage loans (unpaid balance):
           Farm mortgages                                                                             $     0.1
           -----------------------------------------------------------------------------------------
           Residential mortgages                                                                            3.1
           -----------------------------------------------------------------------------------------
           Commercial mortgages                                                                         3,009.5
           -----------------------------------------------------------------------------------------  ---------
Total mortgage loans                                                                                  $ 3,012.7
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Mortgage loans by standing (unpaid balance):
           Good standing                                                                              $ 2,974.1
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Good standing with restructured terms                                                      $    38.5
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Interest overdue more than three months, not in foreclosure                                $      --
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Foreclosure in process                                                                     $     0.1
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
Other long-term assets (statement value)                                                              $   281.5
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA (CONTINUED)

DECEMBER 31, 1997 (IN MILLIONS)

Bonds and stocks of parent, subsidiaries and affiliates (cost):
    Common stocks of subsidiaries                                                                $   466.2
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Bonds and short-term investments by class and maturity:
  Bonds by maturity (statement value):
    Due within one year or less                                                                  $ 3,140.1
     ------------------------------------------------------------------------------------------
    Over 1 year through 5 years                                                                    5,182.8
     ------------------------------------------------------------------------------------------
    Over 5 years through 10 years                                                                  5,772.8
     ------------------------------------------------------------------------------------------
    Over 10 years through 20 years                                                                 3,275.3
     ------------------------------------------------------------------------------------------
    Over 20 years                                                                                  3,270.6
     ------------------------------------------------------------------------------------------  ---------
  Total by maturity                                                                              $20,641.6
   --------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
  Bonds by class (statement value):
    Class 1                                                                                      $13,879.0
     ------------------------------------------------------------------------------------------
    Class 2                                                                                        5,215.6
     ------------------------------------------------------------------------------------------
    Class 3                                                                                          848.0
     ------------------------------------------------------------------------------------------
    Class 4                                                                                          668.8
     ------------------------------------------------------------------------------------------
    Class 5                                                                                           23.6
     ------------------------------------------------------------------------------------------
    Class 6                                                                                            6.6
     ------------------------------------------------------------------------------------------  ---------
  Total by class                                                                                 $20,641.6
   --------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Total bonds publicly traded                                                                      $16,457.1
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Total bonds privately placed                                                                     $ 4,184.5
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Preferred stocks (statement value)                                                               $   257.3
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Unaffiliated common stocks (market value)                                                        $   436.0
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Short-term investments (cost or amortized cost)                                                  $ 2,080.9
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Financial options and caps owned (statement value)                                               $    20.8
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Financial options and caps written (statement value)                                             $      --
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Swap and forward agreements open (statement value)                                               $     5.4
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Futures contracts open (current value)                                                           $      --
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Cash on deposit                                                                                  $    52.1
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Life insurance in-force:
    Ordinary                                                                                     $   108.6
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group life                                                                                   $    31.2
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA (CONTINUED)

DECEMBER 31, 1997 (IN MILLIONS)

Amount of accidental death insurance in-force under ordinary policies                            $     5.3
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Life insurance policies with disability provisions in-force:
    Ordinary                                                                                     $     5.5
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group life                                                                                   $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Supplementary contracts in-force:
    Ordinary -- not involving life contingencies:
      Amount on deposit                                                                          $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Income payable                                                                             $     0.8
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Ordinary -- involving life contingencies:
      Income payable                                                                             $     3.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group -- not involving life contingencies:
      Income payable                                                                             $     1.1
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group -- involving life contingencies:
      Income payable                                                                             $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Annuities:
    Ordinary:
      Immediate -- amount of income payable                                                      $    71.8
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Deferred -- fully paid account balance                                                     $     0.7
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Deferred -- not fully paid account balance                                                 $   264.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group:
      Amount of income payable                                                                   $     0.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Fully paid account balance                                                                 $     0.1
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Not fully paid account balance                                                             $    72.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Accident and health insurance -- premiums in-force:
    Ordinary                                                                                     $   166.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group                                                                                        $    77.7
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Deposit funds and dividend accumulations:
    Deposit funds account balance                                                                $16,507.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Dividend accumulations -- account balance                                                    $   114.4
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTE TO SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA

NOTE -- BASIS OF PRESENTATION

The accompanying schedule presents selected statutory-basis financial data as of December 31, 1997 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General Section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in The Lincoln National Life Insurance Company's 1997 Statutory Annual Statement as filed with the Indiana Department of Insurance.

REPORT OF INDEPENDENT AUDITORS ON
OTHER FINANCIAL INFORMATION

Board of Directors
The Lincoln National Life Insurance Company

Our audits were conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.

February 5, 1998

                                    PART II
                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         Facing Page

         Cross Reference Sheet
         A Prospectus consisting of       Pages relating to the Flexible Premium
                  Variable Life Insurance Policies
         Undertaking to File Reports
         Indemnification Undertaking
         Representations Relating to Rule 6e-3(T)
         Representations Relating to Section 26(e)(2)(A) of the Investment Company Act of 1940
         Signature Page
         Written Consents of the following persons:

                  Denis G. Schwartz, FSA
                  Brian Burke, Counsel
                  Ernst & Young LLP (Independent Auditors)
         Exhibits

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                           INDEMNIFICATION UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

------------

                    REPRESENTATIONS RELATING TO RULE 6e-3(T)

1. This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

        REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT
                               COMPANY ACT OF 1940

   The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the Policies registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company. This representation applies to all policies sold pursuant to this registration statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any policies or prospectus, or otherwise.




EXHIBITS

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(1) Resolution of Board of Directors of Lincoln Life authorizing establishment of Registrant (Filed previously with Registrant's initial registration statement filed on November 21, 1997.)
(2)  Custodian Agreement:  Not Applicable
(3)  (a)   Form of Underwriting Agreement
     (b) Dealer Agreement incorporated herein by reference to registration statement on Form N-4 (File No. 33-27783) filed March 27, 1998.
     (c)   Schedule of Sales Commissions
(4)  Other Agreements: Not Applicable
(5) Flexible Premium Policy (Filed previously with Registrant's initial registration statement filed on November 21, 1997.)
(6)  (a)   Articles of Incorporation of Lincoln Life (Filed previously with
           Registrant's initial registration statement filed on November
           21, 1997.)
     (b) By-Laws of Lincoln Life (Filed previously with Registrant's initial registration statement filed on November 21, 1997.)
(7) Contracts of Insurance (Incorporated herein by Registrant's initial registration statement filed on November 21, 1997.)
(8)  Form of Fund Participation Agreement

(9)      Other Material Contracts
         (a)      Form of Service Agreement between Delaware Management
                  Company and Lincoln National Life Insurance Company
                  (Filed previously with Registrant's initial registration statement filed on November 21, 1997.)
         (b)      Indemnification Agreement related to compliance with IRS
                  Section 817(h)

(10) Application Form (Filed previously with Registrant's initial registration statement filed on November 21, 1997.)

2.       Not applicable

3.       Opinion and Consent of Counsel

4.       Not applicable

5.       Not applicable

6.       Actuarial Opinion and Consent

7.       Consent of Ernst & Young LLP, Independent Auditors

8.       Actuarial basis of payment and cash value adjustment pursuant to Rule
         6e-3(T)(b)(13)(v)(B) and Procedures Memorandum pursuant to Rule 6e-
         3(T)(b)(12)(iii) (Filed previously with Registrant's initial registration statement filed on November 21, 1997.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Lincoln Life Flexible Premium Variable Life Account F has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Fort Wayne, State of Indiana, on the 28th day of April, 1998.
                                     THE LINCOLN NATIONAL LIFE
                                     INSURANCE COMPANY on its own
                                     behalf and on behalf of its SEPARATE
                                     ACCOUNT F (American Legacy Estate Builder)

                                     By: /s/ Stephen H. Lewis
                                        ---------------------------------
                                        Stephen H. Lewis
                                        Senior Vice President

         Pursuant to the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



Signature                           Title                              Date
---------                           -----                              ----
 /s/ Gabriel L. Shaheen
-------------------------           President, Director & Chief        April 28, 1998
Gabriel L. Shaheen                  Executive Officer (Principal
                                    Executive Officer)


-------------------------           Director                           April   , 1998
Ian M. Rolland


-------------------------           Executive Vice President,          April __, 1998
Jack D. Hunter                      General Counsel and
                                    Director

 /s/ Richard C. Vaughan
-------------------------           Director                           April 28, 1998
Richard C. Vaughan



-------------------------           Executive Vice President           April __, 1998
Lawrence T. Rowland                 and Director

 /s/ Keith J. Ryan
-------------------------           Senior Vice President, Chief       April 28, 1998
Keith J. Ryan                       Financial Officer and
                                    Assistant Treasurer
                                    (Principal Accounting Officer
                                    and Principal Financial Officer)
 /s/ H. Thomas McMeekin
-------------------------           Director                           April 28, 1998
H.  Thomas McMeekin

 /s/ Jon A. Boscia
-------------------------           Director                           April 28, 1998
Jon A. Boscia